NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

March 22, 2016

PRIMERO MINING CORP.
Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1

SHAREHOLDERS OF PRIMERO MINING CORP.: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares of Primero Mining Corp., please contact Tamara Brown, Vice President, Corporate Development and Investor Relations, at (416) 814-3168.

March 22, 2016

Dear Shareholder:

On behalf of the Board of Directors and management of Primero Mining Corp. (the “Company”), we are pleased to invite you to attend the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”), which will be held at 10:30 a.m. (EDT) on Wednesday, May 4, 2016 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Meeting is your opportunity to hear about our past performance and plans for the future and also to consider and vote on a number of important matters. Your participation in voting at the Meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management information circular (“Information Circular”).

The accompanying Information Circular describes the business to be conducted at the Meeting. The contents and the sending of this Information Circular have been approved by the Board of Directors.

We value your views and encourage you to read the Information Circular in advance of the Meeting. Following the formal portion of the Meeting, management will review the Company’s operational and financial performance during 2015 and provide an outlook for 2016. At the Meeting, members of management and our Board of Directors will be present and you will have the opportunity to ask questions and provide feedback.

If you are unable to attend the Meeting in person, the Meeting will be webcast (live and archived) and also available by conference call. Details will be available on the Company website www.primeromining.com under the News and Events section.

The Board and management look forward to your participation at the Meeting and we thank you for your continued support.

Sincerely,
“Wade Nesmith”	“Ernest Mast”
Wade Nesmith	Ernest Mast
Chairman of the Board	President and Chief Executive Officer

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of PRIMERO MINING CORP. (the “Company”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Wednesday, May 4, 2016, at 10:30 a.m. (Toronto time), for the following purposes:

1.	to place before shareholders the consolidated financial statements of the Company, for the year ended December 31, 2015, including the auditors’ report thereon;

2.	to elect the Directors of the Company who will serve until the end of the next annual shareholder meeting or until their successors are appointed;

3.	to appoint the auditors of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors;

4.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to authorize, amend and re-approve the stock option plan of the Company, as more particularly described in the Information Circular;

5.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to authorize, amend and re-approve the 2013 phantom share unit plan of the Company, as more particularly described in the Information Circular;

6.	to consider and, if thought advisable, to pass, with or without variation, an advisory resolution accepting the approach to executive compensation disclosed in this Information Circular; and

7.	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

An information circular accompanies this Notice. The information circular contains details of matters to be considered at the Meeting.

Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and information circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

DATED at Toronto, Ontario, March 22, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”

Wade Nesmith
Chairman of the Board

TABLE OF CONTENTS

SECTION 1: INFORMATION ABOUT VOTING	1
Solicitation of Proxies	1
Appointment of Proxyholders	1
Voting by Proxyholder	1
Registered Shareholders	2
Beneficial Shareholders	2
Processing the Votes	3
Notice to Shareholders in the United States	3
Revocation of Proxies	3
Notice and Access	3
Interest of Certain Persons or Companies in Matters to Be Acted Upon	4
Record Date and Voting Securities	4
SECTION 2: BUSINESS OF THE MEETING	4
Financial Statements	4
Election of Directors	5
Audit Committee Report and Appointment of Auditor	16
Approval of Stock Option Plan	17
Approval of the 2013 Phantom Share Unit Plan	19
Advisory Vote on the Company’s Approach to Executive Compensation	20
SECTION 3: GOVERNANCE	21
Governance and Nominating Committee Report	21
Governance Overview	21
Corporate Governance Practices	22
SECTION 4: COMPENSATION	32
Human Resources Committee Report	32
Compensation Governance and Overview	34
Executive Compensation 2015	42
Incentive Plan Awards	53
Executive Employment Agreements, Termination and Change in Control Provisions	55
Director Compensation	56
Securities Authorized For Issuance Under Equity Compensation Plans	61
SECTION 5: OTHER INFORMATION	72
Indebtedness of Directors and Executive Officers	72
Interest of Informed Persons in Material Transactions	72
Additional Information	72
SCHEDULE “A” AMENDED AND RESTATED 2010 STOCK OPTION PLAN DATED FOR REFERENCE MAY 29, 2010

SCHEDULE “B” 2013 PHANTOM SHARE UNIT PLAN DATED FOR REFERENCE MARCH 28, 2013

SCHEDULE “C” TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

SCHEDULE “D” AUDIT COMMITTEE CHARTER

PRIMERO MINING CORP.

Suite 2100, 79 Wellington Street West, TD South Tower
Toronto, Ontario, Canada M5K 1H1
Telephone: (416) 814-3160 / Facsimile: (416) 814-3170

INFORMATION CIRCULAR
(unless otherwise specified, information is as of March 21, 2016)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Wednesday, May 4, 2016, at 10:30 a.m. (Toronto time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Primero shareholders”, “shareholders”, and “shareholders of the Company” refer to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The board of directors has approved the contents and the sending of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

SECTION 1:     INFORMATION ABOUT VOTING

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

Ernest Mast and Wendy Kaufman, the individuals named in the accompanying form of proxy (the “Proxy”), are President and Chief Executive Officer, and Chief Financial Officer, respectively, of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in accordance with the recommendations set out in the Proxy. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of directors. Broker “non-votes” will be considered as votes “cast” in respect of the ratification of the appointment of the Company’s auditor, which qualifies as a “routine” proposal.

Registered Shareholders

If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number; in all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment or postponement thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders of the Company who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Company shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Company shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The Company is relying on the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its beneficial holders. As a result, beneficial holders can expect to receive a scannable voting instruction form (“VIF”) from their broker. Voting can be completed by filling out and signing the VIF and returning it to their broker by telephone, by the Internet or by mail, in each case as set out in the instructions provided on the VIF. These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Processing the Votes

Our Transfer agent, Computershare, or its authorized agents count and tabulate the votes on the Company’s behalf. We will file the voting results of the Meeting on SEDAR at www.sedar.com, and on the United States Securities and Exchange Commission website at www.sec.gov.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Notice and Access

In lieu of mailing this Notice of Meeting and Information Circular and the Company’s financial statements and management discussion and analysis (“MD&A”), we are using notice-and-access to provide access to an electronic copy of these documents to registered holders and beneficial owners of the Company’s common shares by posting them on the Company’s website (www.primeromining.com). These documents can also be accessed on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

Registered shareholders and Beneficial Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

For more information regarding notice-and-access or to obtain a paper copy of these documents, registered shareholders may call toll free, within North America—1-866-962-0498, or outside of North America 514-982-8716 and by entering your control number as indicated on your Proxy; and Beneficial Shareholders may contact 1-877-619-3160. You must call to request a paper copy by April 25, 2016 in order to receive a paper copy prior to 10:00 a.m. (Toronto time) on May 2, 2016, which is the proxy deadline for the submission of your voting instructions. If you have previously provided standing instructions indicating that you wish to receive paper copies of the Notice of Meeting and Circular and Financial Statements and MD&A, you may revoke your instructions by contacting your broker to change the standing instructions on record.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of the auditor.

Record Date and Voting Securities

Record Date

The board of directors has fixed March 21, 2016 as the record date (the “Record Date”) for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either (a) attend the Meeting personally (b) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (c) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Primero’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “P” and on the NYSE under the symbol “PPP”. In addition, the Company has convertible debentures trading under the symbols “P.DB.U” and “P.DB.V”. As of March 21, 2016, there were 164,648,090 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders. No group of shareholders of the Company has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Election of Directors – Nominees for Election”.

To the knowledge of the directors and executive officers of the Company, there is no person that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

SECTION 2:     BUSINESS OF THE MEETING

Financial Statements

The audited annual consolidated financial statements and MD&A for the year ended December 31, 2015, are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.primeromining.com.

The audited consolidated financial statements of the Company for the year ended December 31, 2015, and the report of the auditor thereon, will be placed before the shareholders at the Meeting, but no shareholder vote is required in connection with them.

Election of Directors

Pursuant to the terms of the Company’s articles, the number of directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of directors between shareholder meetings. The number of directors was last fixed by shareholders of the Company at nine.

The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders, or if no director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Company’s articles.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the offered resignation. This policy does not apply in circumstances involving contested director elections.

Nominees for Election

The nine nominees proposed for election as directors of the Company are set out below, see “Principal Occupation - Business or Employment of Nominees.” All nominees have established their eligibility and willingness to serve as directors and have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, the names of management’s nominees for election as directors and their residency, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company, and the number of Common Shares beneficially owned by each directly or indirectly, or over which each exercised control or direction by the nominees for directors, in part, on information furnished to the Company or has been extracted from insider reports filed by the respective nominees and public available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. For the number of options and PSUs (defined under “Compensation – Compensation Governance and Overview – Elements of Executive Compensation”) held by Messrs. Conway and Mast as of December 31, 2015, see “Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards.” For the number of options and PSUs held by each of management’s nominees for election as directors other than Messrs. Conway and Mast as of December 31, 2015, see “Compensation – Director Compensation – Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards”.

The information as to principal occupation, business or employment that is not within the knowledge of the management of the Company has been furnished by the respective nominees.

The Board unanimously recommends that shareholders vote FOR the election of each of the director nominees listed in this Information Circular. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the election of each of the director nominees listed in this Information Circular.

Primero’s management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

Principal Occupation, Business or Employment of Nominees

WADE NESMITH

Wade Nesmith – Director and Chairman of the Board

Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Age: 64	Areas of Expertise
Mining Industry experience
British Columbia, Canada Status: Independent Director Since October 29, 2008	Capital Markets and Corporate Finance
Legal/Governance
Corporate Development

Principal Occupation
Chairman and Director of the Company

Other Public Board	Public Board Interlocks
Directorships
Silver Wheaton Corp.	Silver Wheaton Corp.(1)

Primero’s Board & Committee Participation	Meeting Attendance
Chairman of the Board of Directors	7 of 7 – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site	Primero Mining Corp.	August 2015
Visit
Developments in Corporate	CLE BC	November 2015
Governance

Securities Held As At		Value of At Risk	Minimum Share Ownership
March 21, 2016(2)		Holdings(3)
Common Shares:	387,151	1,313,021	Complies.

Options:	100,000
PSUs:	117,857
DSUs:	315,790

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	88.25%	11.75%
2013	84.88%	15.12%

(1)	Messrs. Nesmith and Luna are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Nesmith is on its Corporate Governance & Nominating and Audit Committees and Mr. Luna has been appointed to its Human Resources Committee.

(2)	Mr. Nesmith holds 100,000 options and 315,790 DSUs. The multiple of Cash Retainer calculation does not include Mr. Nesmith’s options and DSU holdings in the Company.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

JOSEPH CONWAY

Joseph Conway – Director and Executive Vice Chairman Mr.

Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010, and has been a director of the Company since June 28, 2010. Mr. Conway ceased to be President of Primero on February 2, 2015, and retired from his position as Chief Executive Officer on January 31, 2016. Effective February 1, 2016, he became Executive Vice Chairman of the Company. He has also been a director of Orezone Gold Corporation since October 2014. Mr. Conway was a non-executive director of Santana Mineral Limited from June 2013 to November 2015. Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010 and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

Age: 58	Areas of Expertise
Mining Industry experience
Ontario, Canada	Exploration/Geology
Status: Not Independent	Capital Markets and Corporate Finance
Human Resources and Executive Compensation
Director Since
June 28, 2010	Principal Occupation
Director

Other Public Board	Public Board
Directorships	Interlocks
Orezone Gold Corporation	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site	Primero Mining Corp.	August 2015
Visit

Securities Held As At March		Value of At Risk	Minimum Share
21, 2016(1)		Holdings(2)	Ownership
Common Shares:	722,068	4,959,609	Complies.
Options:	727,941
PSUs:	1,185,474
Convertible Debentures	300 units

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	94.90%	5.10%
2013	84.89%	15.11%

(1)

Mr. Conway holds 727,941 options and 300 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020. The multiple of Cash Retainer calculation does not include Mr. Conway’s options and debenture holdings in the Company.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

DAVID DEMERS

David Demers – Director

David R. Demers is a founder of Westport and has been Chief Executive Officer and a member of the Board since the company was formed in March of 1995. Overseeing the formation of Westport's growth and the continuous evolution of the natural gas vehicle market, Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. and ECRI, a private software company.

Age: 60	Areas of Expertise
Environment, Safety and Sustainability
British Columbia, Canada Status: Independent Director Since October 28, 2008	Capital Markets and Corporate Finance
Legal/Governance
Human Resources and Executive Compensation
Corporate Development

Principal Occupation
Chief Executive Officer of Westport Innovations Inc.

Other Public Board	Public Board Interlocks
Directorships
Westport Innovations Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%
Chair of the Human Resources Committee	5 of 5 – 100%
Member of the Governance and Nominating Committee	2 of 2 – 100%
Member of the Audit Committee (until May 5, 2015)	2 of 2[1] – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site	Primero Mining Corp.	August 2015
Visit

Securities Held As At		Value of At Risk	Minimum Share Ownership
March 21, 2016		Holdings(2)
Common Shares:	163,102	572,887	Complies.

Options:	Nil
PSUs:	57,239

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	68.44%	31.56%
2013	93.59%	6.41%

(1)	Mr. Demers resigned from the Audit Committee on May 5, 2015. He attended all Audit Committee meetings held while he was on the Audit Committee.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

____________________________

GRANT EDEY

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010. He has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Master of Business Administration from the University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Age: 66	Areas of Expertise
Mining Industry experience
Ontario, Canada	Audit/Finance
Status: Independent	Capital Markets and Corporate Finance
Corporate Development
Director Since
June 28, 2010	Principal Occupation
Chairman, President and Chief Executive Officer of Khan Resources Inc.

Other Public Board	Public Board Interlocks
Directorships
Khan Resources Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%
Chair of the Governance and Nominating Committee	2 of 2 – 100%
Member of the Audit Committee	5 of 5 – 100%

2015 Orientation and Continuing
Education
Topic	Host Organization	Date(s)
Seminar on Cyber Security	PWC	April 2015
Black Fox Complex Site Visit	Primero Mining Corp.	August 2015
Whistleblower Seminar	Ernst & Young LLP	September 2015
Off-Quarter Audit Committee	Primero Mining Corp.	October 2015
Education Seminar	PWC	November 2015
Seminar on Mining Innovation

Securities Held As At		Value of At Risk	Minimum Share Ownership
March 21, 2016(1)		Holdings(2)
Common Shares:	53,394	286,936	Complies.
Options:	Nil
PSUs:	56,966
Convertible Debenture	50 units

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	67.64%	32.36%
2013	92.21%	7.79%

(1)

Mr. Edey has 50 units (each US $1000 principal amount) of Primero’s 5.75% convertible unsecured subordinated debentures maturing on February 28, 2020 held in a spousal RRSP. The multiple of Cash Retainer calculation does not include Mr. Edey’s debenture holdings in the Company.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

EDUARDO LUNA

Eduardo Luna – Director

Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co- Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007; and President of Luismin, S.A. de C.V. from 1991 until 2007. He has been the President and Chief Executive Officer and director of Rochester Resources Ltd. since January 2009. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlán for seven years and with Industrias Peñoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Age: 70	Areas of Expertise
	Mining Industry experience	Capital Markets and Corporate Finance
Mexico State, Mexico	Exploration/Geology	Human Resources and Executive Compensation
Status: Independent	Metallurgy	Corporate Development
Environment, Safety and
Director Since	Sustainability
October 29, 2008
Principal Occupation
President and Chief Executive Officer of Rochester Resources Ltd.

Other Public Board	Public Board Interlocks
Directorships
Silver Wheaton Corp.	Silver Wheaton Corp.(1)

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	5(2) of 7 – 71%
Member of the Corporate Responsibility Committee	3 of 3 – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site Visit	Primero Mining Corp.	August 2015

Securities Held As At March 21, 2016		Value of At Risk Holdings(3)	Minimum Share Ownership
Common Shares:	156,620	556,036	Complies.
Options:	Nil
PSUs:	57,240

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	97.80%	2.20%
2013	84.24%	15.76%

(1)

Messrs. Luna and Nesmith are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Luna has been appointed to its Human Resources Committee and Mr. Nesmith is on its Corporate Governance & Nominating and Audit Committees.

(2)	Mr. Luna was unable to attend due to illness.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

BRAD MARCHANT

Brad Marchant – Director

Mr. Marchant has been a director of the Company since June 26, 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 30 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd., and was recently appointed director of Western Will Organic Farms Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and an M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia.

Age: 59	Areas of Expertise
	Mining Industry experience	Human Resources and Executive Compensation
British Columbia, Canada Status: Independent Director Since June 26, 2013	Metallurgy	Risk Management
	Environment, Safety and Sustainability	Corporate Development
Audit/Finance
Capital Markets and Corporate Finance

Principal Occupation
President and Chief Executive Officer of Enterra Feed Corporation

Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%
Chair of the Corporate Responsibility Committee (since November )	3 of 3 – 100%
Member of the Audit Committee (since May 5, 2015)	4 of 4(1) – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site Visit	Primero Mining Corp.	August 2015
Off-Quarter Audit Committee Education Seminar	Primero Mining Corp.	October 2015
Audit Committee Course – Toronto	ICD	November 2015
Internal and External Auditor	ICD	November 2015
Relationships – Vancouver

Securities Held As At March 21, 2016		Value of At Risk Holdings(2)	Minimum Share Ownership(3)
Common Shares:	38,891	249,938	Complies.
Options:	Nil
PSUs:	57,239

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	99.88%	0.12%
2013	99.88%	0.12%

(1)	Mr. Marchant was appointed to the Audit Committee on May 5, 2015. He attended all Audit Committee meetings held while he was on the Audit Committee.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

(3)	Mr. Marchant joined the board on June, 2013, and has five years from the date of his appointment to establish the required level of shareholding.

Principal Occupation, Business or Employment of Nominees

ERNEST MAST

Ernest Mast – President and Chief Executive Officer

Ernest (“Ernie”) Mast was appointed President and Chief Operating Officer of the Company on February 2, 2015 and effective January 31, 2016, he was appointed President and Chief Executive Officer of the Company. Mr. Mast is a metallurgical engineer with over 25 years of international mining experience. Mr. Mast previously held leadership positions including Vice President of Corporate Development at Copper Mountain Mining, owner of the 35,000 tonnes per day Copper Mountain mine in British Columbia, Vice President of Operations at New Gold Inc. where he was responsible for overseeing approximately 1,600 employees at 4 mines producing a combined 400,000 ounces per year of gold and substantial silver and copper by-products. Mr. Mast was also the President and CEO of Minera Panama, a subsidiary of Inmet Mining (now First Quantum), during the development of Cobre Panama, a 290,000 tonnes per year copper project. He was President and General Manager of the large-scale Falcondo ferronickel operations in the Dominican Republic, now owned by Glencore. In addition he was Technical Director for Noranda’s South American Operations based out of Chile. Mr. Mast has a Master’s degree in Metallurgical Engineering from McGill University and is a graduate of the Advanced Management Program at Henley College in the UK. He is a registered professional engineer and fluent in English, Spanish and French.

Age: 52	Areas of Expertise
	Mining Industry experience	Risk Management
Ontario, Canada	Metallurgy	Corporate Development
Status: Not Independent	Environment, Safety and Sustainability

Director Since
January 31, 2016	Principal Occupation
President and Chief Executive Officer

Other Public Board Directorships	Public Board Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
NA(1)

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site	Primero Mining Corp.	August 2015
Visit

Securities Held As At March 21, 2016(2)		Value of At Risk Holdings(3)	Minimum Share Ownership(4)
Common Shares:	38,209	811,881	Complies
Options:	845,588
PSUs:	274,053

(1)	Mr. Mast became a director of the Company effective January 31, 2016.

(2)	Mr. Mast holds 845,588 options. The multiple of Cash Retainer calculation does not include Mr. Mast’s options in the Company.

(3)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

(4)	Mr. Mast was appointed as President and CEO on January, 2016, and has five years from the date of his appointment to establish the required level of shareholding.

ROBERT A. QUARTERMAIN

Robert A. Quartermain – Director

Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He has been Chairman, Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1981. He also worked for Teck Corp. from 1981 to 1984 before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Age: 60	Areas of Expertise
Mining Industry experience
British Columbia, Canada Status: Independent Director Since June 28, 2010	Exploration/Geology
Environment, Safety and Sustainability
Capital Markets and Corporate Finance

Principal Occupation
Chairman and Chief Executive Officer of Pretium Resources Inc.

Other Public Board	Public Board
Directorships	Interlocks
Pretium Resources Inc.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%
Member of the Human Resources Committee	5 of 5 – 100%
Member of the Governance and Nominating Committee	2 of 2 – 100%
Member of the Corporate Responsibility Committee (Since November 2, 2015)	1 of 1(1) – 100%

2015 Orientation and Continuing Education
Topic	Host Organization	Date(s)
Black Fox Complex Site Visit	Primero Mining Corp.	August 2015

Securities Held As At March 21, 2016		Value of At Risk Holdings(2)	Minimum Share Ownership
Common Shares:	30,000	226,821	Complies.
Options:	Nil
PSUs:	57,239

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	93.42%	6.58%
2013	93.83%	6.17%

(1)

Mr. Quartermain was appointed to the Corporate Responsibility Committee on November 2, 2015. He attended all Corporate Responsibility Committee meetings held while he was on the Corporate Responsibility Committee.

(2)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

MICHAEL RILEY

Michael Riley – Director

Michael Riley has been a director of the Company since April 22, 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also led the office’s M&A due diligence practice for 2 years. Prior to Ernst & Young, Mr. Riley's professional background also included working for Bell Canada (now BCE), and his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co (now KPMG LLP). He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, the Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He holds a graduate diploma in public accounting from McGill University attained in 1977 and continues to hold the Canadian CPA CA designation as a member of both the BC and Quebec CPA professional bodies.

Age: 64	Areas of Expertise
	Mining Industry experience	Human Resources and Executive Compensation
British Columbia, Canada Status: Independent Director Since April 22, 2010	Audit/Finance	Risk Management
	Capital Markets & Corporate Finance	Corporate Development
	Legal/Governance	IT project management and oversight

Principal Occupation
Corporate Director

Other Public Board	Public Board
Directorships	Interlocks
None.	None.

Primero’s Board & Committee Participation	Meeting Attendance
Member of the Board of Directors	7 of 7 – 100%
Chair of the Audit Committee	5 of 5 – 100%
Member of the Human Resources Committee	5 of 5 – 100%

2015 Orientation and Continuing
Education
Topic	Host Organization	Date(s)
Black Fox Complex Site Visit	Primero Mining Corp.	August 2015
Off-Quarter Audit Committee	Primero Mining Corp.	October 2015
Education Seminar
Americas Mining Annual Conference	Ernst & Young LLP	September 2015
for Financial Executive and
Directors – Chicago, Il	CPA Canada	December 2015
Annual Conference for Audit	CPABC, Ernst & Young LLP,	throughout 2015
Committee	KPMG LLP and Deloitte LLP
Various Financial Accounting and
Reporting Sessions

Securities Held As At March		Value of At Risk	Minimum Share
21, 2016		Holdings(1)	Ownership
Common Shares:	56,000	294,421	Complies.
Options:	Nil
PSUs:	57,239

Director Election – Voting
Results
Year	Votes	Votes
	For	Withheld
2014	74.09%	25.91%
2013	99.08%	0.92%

(1)	Value of At Risk Holdings was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2016 of $2.60.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Audit Committee Report and Appointment of Auditor

Audit Committee Report

The responsibility of Primero's Audit Committee includes oversight of the integrity of the financial reporting process, the performance and independence of the external auditor, the design and implementation and performance of internal controls over financial reporting, disclosure controls and legal and regulatory requirements. For information about the Audit Committee’s charter and membership, See “Governance - Mandate and Charters - Audit Committee”.

The audit committee’s responsibilities in 2014 and early 2015 were significantly affected by many material changes in Primero’s scope of activities including the Brigus acquisition, the initial adoption of Section 404 of the Sarbanes-Oxley Act (SOX 404), the move of our finance function to Toronto from Vancouver, and the process we undertook which resulted in changing our external auditors for our fiscal 2015 year. By contrast, our 2015 and early 2016 activities have been carried out in a more stable corporate environment as the prior year’s changes have been integrated into our organization and operations. During 2015 the Audit Committee oversaw the quarterly reviews and the initial audit of our consolidated financial statements and systems of internal control by our new external auditors, KPMG LLP.

The Company continued to operate in a difficult commodity price environment in 2015 which focussed management on regular assessments of our operating expenses, capital expenditures and capital structure. We oversaw the issuance and the related accounting and financial reporting of the $75 million convertible debenture issued early in 2015. Management carried out detailed assessments of the carrying values of our significant mineral properties, and consistent with many gold mining companies, these assessments resulted in write downs during the fourth quarter. The Audit Committee oversaw the significant assumptions and estimates underlying these write downs.

In early 2016, the Company’s Advance Pricing Agreement (“APA”) issued in 2012 and affirming the Company’s income tax for the years 2010 to 2014 in relation to its silver sales to Silver Wheaton was challenged by the Mexican tax authorities through the initiation of a legal proceeding. This matter is receiving significant attention by management, and oversight by the Audit Committee and the Board of Primero. Based on the APA, our tax position for our 2010-2014 fiscal years reflected taxation based upon realized revenue. The Company continues to believe that it has filed its tax returns, and paid all applicable taxes, in compliance with Mexican tax laws. The Company is vigorously defending the validity of the APA. This is a very significant development which will be monitored carefully in 2016.

Primero’s Board and management are committed to following best practices in financial accounting and reporting standards in our industry. In support of this, the Audit Committee regularly receives reports on evolving standards in IFRS, industry and regulatory issues and governance practices. We held our annual "off quarter" meeting in October 2015 to specifically focus on these matters as they relate to our current and future financial reporting obligations, together with various management initiatives in strengthening our internal controls and resources.

During 2015 Director David Demers rotated off of Audit Committee and was replaced by director Brad Marchant. On behalf of the committee and the Board, I would like to thank Mr. Demers for his valued contributions to our committee which predated our initial public offering in 2010 through to his stepping down during 2015. I would also like to express my thanks and appreciation to my committee members, Messrs. Edey and Marchant, the Board as a whole and our management and auditors who have worked so diligently on behalf of Primero and our Audit Committee over the last year.

Sincerely,
Michael Riley, CPA, CA
Director and Chair of the Audit Committee

Appointment of Auditor

KPMG LLP, an Audit, Tax and Advisory firm, 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the directors. KPMG LLP was first appointed as auditor of the Company on May 6, 2015.

The Board unanimously recommends that shareholders vote FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of shareholders and the authorization of the directors to fix the remuneration of the auditor.

Approval of Stock Option Plan

Under the rules, regulations and policies of the TSX (the “TSX Policies”), listed issuers must obtain shareholder approval for all unallocated options, rights or other entitlements under a security based compensation arrangement. The approval must be obtained every three years.

The Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010 (the “Stock Option Plan”) was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 28, 2010, was implemented upon the Common Shares becoming listed on the TSX on August 19, 2010, and was subsequently approved by shareholders of the Company at the annual and special meeting of shareholders held on May 8, 2013. As three years have passed since the last shareholder approval, in accordance with the TSX Policies, the Company will be seeking approval of the unallocated options under the Stock Option Plan at the Meeting. In connection with such approval, the Company is also seeking to make certain amendments to the Stock Option Plan as described in this Information Circular, along with certain other non-material amendments. Generally, the material amendments have been made to reflect current good governance practices and the TSX Policies and include: eliminating the participation of non-employee directors, adding a more robust definition of a change of control, incorporating a double-trigger for acceleration and vesting of options on a change of control, incorporating a cashless exercise feature (including a stock appreciation component) and amending the amendment provisions of the Stock Option Plan by, among other things, restricting the ability of the Company to re-introduce participation of non-employee directors without shareholder approval. All references in this Information Circular to the Stock Option Plan are references to the Stock Option Plan as proposed to be amended, a complete copy of which is set out in Schedule “A” of this Information Circular.

The maximum aggregate number of Common Shares that may be reserved for issuance under all of the Company’s security based compensation plans is 10% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other share based compensation arrangements of the Company. As of March 21, 2016, options to purchase an aggregate of 6,424,167 Common Shares (representing approximately 3.9% of the issued and outstanding Common Shares) are outstanding under the Stock Option Plan. The total number of 2013 PSUs (defined herein) awarded under the 2013 PSU Plan (defined herein) is 4,481,917 (representing 2.7% of the outstanding Common Shares). The total number of Directors’ PSUs (defined herein) awarded to non-executive directors under the Directors’ PSU Plan (defined herein) is 211,371 (representing 0.1% of the outstanding Common Shares). The total number of DSUs awarded under the DSU Plan (defined herein) is 315,790 (representing approximately 0.2% of the outstanding Common Shares). Therefore, entitlements to purchase an aggregate of 5,031,564 Common Shares, representing approximately 3.1% of the issued and outstanding Common Shares, remain available for issuance under the Company’s share based compensation plans.

A summary description of the Stock Option Plan can be found under “Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” and the complete copy of the Stock Option Plan is set out in Schedule “A” of this Information Circular.

At the Meeting, shareholders will be asked to consider and pass the following ordinary resolution (the “Stock Option Plan Resolution”):

RESOLVED THAT:

1.	the continuation of the Company’s amended and restated 2010 stock option plan dated for reference May 29, 2010 (the “Stock Option Plan”) is hereby approved;

2.	the amended Stock Option Plan, in the form set out at Schedule “A” to the Company’s Information Circular dated March 22, 2016, and all amendments reflected therein, are hereby approved;

3.	the available and unallocated options issuable pursuant to the Stock Option Plan are hereby approved and authorized for grant until May 4, 2019; and

4.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determines are necessary, desirable or useful to implement the foregoing resolutions.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. As the Stock Option Plan includes an insider participation limit, insiders of the Company who are entitled to receive a benefit under the Stock Option Plan are eligible, under the TSX Policies, to vote their securities in respect of the Stock Option Plan Resolution. Unless otherwise indicated and subject to NYSE rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the Stock Option Plan Resolution.

The Stock Option Plan benefits the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by rewarding them for their contribution to the generation of shareholder value, and aligning the interests of the Company’s directors and officers with those of the Company’s shareholders. Accordingly, the Board recommends that shareholders vote in favour of the Stock Option Plan Resolution.

All previously allocated options will continue unaffected regardless of the outcome of the vote. However, should the Stock Option Plan Resolution not be approved by the shareholders, the Company will no longer be able to make option grants under the Stock Option Plan, and all allocated options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future option grants then would require shareholder approval.

Approval of the 2013 Phantom Share Unit Plan

The Company’s 2013 phantom share unit plan dated for reference March 28, 2013 (the “2013 PSU Plan”) was approved by shareholders of the Company at the annual and special meeting of shareholders held on March 8, 2013. As three years have passed since the last shareholder approval, in accordance with TSX Policies, the Company will be seeking the approval of all unallocated entitlements under 2013 PSU Plan at the Meeting. In connection with such approval, the Company is also seeking to make certain amendments to the 2013 PSU Plan as described in this Information Circular, along with certain other non-material amendments. Generally, the material amendments have been made to reflect current good governance practices and the TSX Policies and include: adding directors as eligible persons under the plan to streamline the Company’s plans but limiting the issuance of 2013 PSUs held by non-employee directors to no more than 1% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis) and the total annual grant to any one non-employee director to a maximum grant value of $150,000 in total equity, which may include no more than $100,000 of stock options (note, however, that the Company does not grant stock options to non-employee directors), and which limit shall apply across all of the Company’s share based arrangements, adding a more robust definition of a change of control, incorporating a double-trigger for acceleration and vesting on a change of control and amending the amendment provisions of the 2013 PSU Plan by, among other things, restricting the ability of the Company to make any amendments that would increase the number or value of Common Shares that the Company may issue to a non-employee director pursuant to the 2013 PSU Plan or any other amendment that may permit non-employee directors to participate on an unlimited or discretionary basis without shareholder approval. All references in this Information Circular to the 2013 PSU Plan are references to the 2013 PSU Plan as proposed to be amended, a complete copy of which is set out in Schedule “B” of this Information Circular.

The 2013 PSU Plan allows the Company to grant phantom share units (“2013 PSUs”) to selected persons who are employees, officers or directors of the Company or of the Company’s subsidiaries (each an “Eligible Person”). The 2013 PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

Under the 2013 PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to the settlement of 2013 PSUs, together with the aggregate number of Common Shares issued pursuant to any other share compensation arrangements (including the Stock Option Plan, the Directors’ PSU Plan and the Deferred Share Unit Plan) will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 16,464,809 Common Shares). As of March 21, 2016, the total number of 2013 PSUs awarded under the 2013 PSU Plan is 6,214,866. The outstanding 2013 PSUs may be settled for 4,481,917 Common Shares, which represents approximately 2.7% of the issued and outstanding Common Shares as at the date hereof and 39.2% of the Common Shares available to be issued pursuant to all of the share compensation arrangements of the Company (including the 2013 PSU Plan).

A summary description of the 2013 PSU Plan can be found under “Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – 2013 PSU Plan” and the complete copy of the 2013 PSU Plan is set out in Schedule “B” of this Information Circular.

At the Meeting, shareholders will be asked to consider and pass the following ordinary resolution (the “2013 PSU Plan Resolution”):

RESOLVED THAT:

1.	The phantom share unit plan (the “2013 PSU Plan”), as described in the Information Circular, is hereby approved, and the Company is hereby authorized to issue securities pursuant to the 2013 PSU Plan;

2.	the amended Company’s 2013 PSU Plan, in the form set out at Schedule “B” to the Company’s Information Circular dated March 22, 2016, and all amendments reflected therein, are hereby approved;

3.	The unallocated entitlements under the 2013 PSU Plan are hereby approved until May 4, 2019; and

4.

Any director or officer of the Company be and is hereby authorized and directed to take all such action and execute and deliver all such documents as any such director or officer may, in his or her sole discretion, determines are necessary, desirable or useful to implement the foregoing resolutions.

An ordinary resolution is a resolution passed by a simple majority of the votes cast in person or by proxy. As the 2013 PSU Plan includes an insider participation limit, insiders of the Company who are entitled to receive a benefit under the 2013 PSU Plan are eligible, under the TSX Policies, to vote their securities in respect of the 2013 PSU Plan Resolution. Unless otherwise indicated and subject to NYSE rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the 2013 PSU Plan Resolution.

The 2013 PSU Plan will benefit the Company’s shareholders by aligning the interests of the Company’s employees, officers and directors with those of Primero shareholders and providing a long-term incentive to reward employees, officers and directors for their contribution to the generation of shareholder value. Accordingly, the Board recommends that shareholders vote in favour of the 2013 PSU Plan Resolution.

All previously allocated 2013 PSUs will continue unaffected regardless of the outcome of the vote. Pursuant to the policies of the TSX, if the 2013 PSU Plan is approved by the shareholders at the Meeting, such plan will require shareholder approval thereafter at least once every three years.

However, should the 2013 PSU Plan Resolution not be approved by the shareholders, the Company will no longer be able to make 2013 PSU grants under the 2013 PSU Plan, and all allocated 2013 PSUs will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future 2013 PSU grants then would require shareholder approval.

Advisory Vote on the Company’s Approach to Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders. A detailed discussion of the Company’s executive compensation program is provided under the heading “Compensation” of this Information Circular. Shareholders are asked to consider that disclosure because the shareholders have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2016 annual general and special meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. However, the Board and the Human Resources Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see “Statement of Executive Compensation” for details regarding the compensation philosophy and guidelines of the Board).

The Board unanimously recommends that shareholders vote FOR approval of the non-binding resolution on executive compensation. Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy or VIF intend to vote the Common Shares represented by such Proxy FOR approval of the non-binding resolution on executive compensation.

SECTION 3:     GOVERNANCE

Governance and Nominating Committee Report

Primero’s Governance and Nominating Committee is pleased to present the following disclosure of Primero’s corporate governance practices. As a company that is committed to creating sustainable long term value for the benefit of all stakeholders, Primero understands that it must lead with its governance practices. In this spirit, Primero seeks to maintain governance practices that reflect standards that meet or exceed those of its peers, reflect governance best practices for a company such as ours, and establish the foundation to sustain the larger, mature organization that Primero intends to become. We believe that good governance supports more consistent, sustainable, superior performance.

In 2015, the Governance and Nominating Committee focused on governance initiatives not only to maintain compliance with regulatory requirements but also to enhance the Company’s governance practices in line with current market views of best practices and reflecting Primero’s commitment to align with our shareholders’ interests. As standards of good governance are continually evolving, so must our governance practices, and we endeavour to be a leading example of good governance, appropriate to our business and our industry.

Among the committee’s annual responsibilities, we reviewed board structure and composition and considered its independence and effectiveness. To assist the Board in this matter in 2015, an independent governance expert was retained to conduct an assessment and provide a report on various board matters. In general, the expert’s report confirmed Primero’s governance practices to be consistent with best practices for a company such as ours, and his recommendations generated a constructive discussion of governance trends and standards, which supports the Board’s commitment to continual improvement of its performance on behalf of shareholders.

In addition, the committee has extensively considered matters of diversity among executive officers and directors in accordance with the Company’s Diversity Policy. Fifty percent of Primero’s executive officers are women, a fact we believe is unique among our peers. Beyond gender diversity, we have a highly diverse employee base reflecting our constituent communities among other qualities. While we do not yet have female representation on the Board level, during 2015 we worked toward this objective, including considering and interviewing potential director nominees, and we anticipate adding a female director within the next year.

In conjunction with the Human Resources Committee, we considered and made recommendations to the board of directors in respect of director compensation maintaining directors’ compensation without changes in 2015.

In 2015, a year in which Primero addressed many challenges, Primero remained focused on continually improving its governance practices and policies to provide enhanced transparency, integrity, principled action, risk oversight and stakeholder engagement. Primero’s corporate governance practices are described in detail below. The Governance and Nominating Committee believes that Primero’s corporate governance provides a governance framework that provides transparency and confidence to our shareholders.

Sincerely,
Grant Edey,
Chair, Governance and Nominating Committee

Governance Overview

The board of directors is committed to acting in the best interests of the Company and its stakeholders. The Board fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of our corporate governance practices. Detailed information on the Audit, Human Resources, Governance and Nominating and Corporate Responsibility Committees, can be found under the heading “Board Committees” of this Information Circular.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following disclosure has been prepared under the direction of the Governance and Nominating Committee and has been approved by the Board. Below is a summary of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the TSX and the NYSE.

Governance Practices
Size of Board	9
Number of Independent Directors (%)	7/9 (78%)
Fully Independent Audit, Human Resources and Governance and Nominating Committees	YES
Majority of Independent Directors on All Other Committees	YES
Annual Election of Directors	YES
Average Tenure of Director Nominees (years)	5.3
Average Age of Director Nominees	61
Mandatory Term Limits for Directors	NO
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & CEO	YES
In Camera Sessions of Independent Directors	YES
Share Ownership Policies for Directors and Executives, including anti-hedging	YES
Board Orientation/Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Executive Compensation Claw-back Policy	YES
Diversity Policy	YES

Corporate Governance Practices

Board of Directors

The Board facilitates the exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. For information regarding independence of director nominees, see “Business of the Meeting - Election of Directors”.

Exercise of Independence by the Board

Pursuant to the Company’s governance principles, the Board has followed the practice of meeting in executive session without management present at all scheduled Board meetings. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Chairman may request one or more members of management or non-independent directors to withdraw during the discussion of that matter. The Chairman may also call meetings of independent directors at the request of any independent director, on his own initiative, or in a situation whereby a conflict of interest arises with any director and such director should abstain from any vote regarding such matter.

The meetings of independent directors are chaired by the Chairman. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. When such meetings are held at the commencement of the meeting, independent directors are able to discuss matters preparatory to the meeting and, when held at the conclusion of the Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting. Throughout 2015, all Board meetings included an in camera session of independent directors at the beginning or end of the meeting, and some meetings included in camera sessions both at the beginning and end of the meeting. During 2015, independent directors met without management or non-independent directors present at every Board meeting.

The independence of the Board is also fostered in the following ways:

•	There are no members of management on the Board (or otherwise non- independent directors) other than the Executive Vice Chairman and the Chief Executive Officer;

•	Special meetings of the Board may be held at any time at the request of any two directors;

•	No two directors may sit together on the Boards of two or more reporting issuers (including Primero) without the approval of the Board;

•

Individual directors may engage outside advisors (including a legal advisor) to assist them on matters involving their responsibilities, at the expense of the Company, provided that the approval of the Chairman is obtained; and

•	The Chief Executive Officer’s compensation is considered, in his absence, by the Human Resources Committee and by the Board at least once a year.

Other Reporting Issuer Experience

The Company acknowledges that its directors gain a benefit from service on boards of other companies, to the extent such service does not conflict significantly with the interests of the Company. The Governance and Nominating Committee evaluates the nature of, and time involved in, a director’s service on other boards to determine if an individual director is suitable for election or re-election. Please refer to a particular director’s Profile (See “Business of the Meeting - Election of Directors”) for information regarding other public directorships. Other than as set out below under “Interlocking Directorships”, no director of the Company serves on the board of any other reporting issuer with any other director of the Company.

Interlocking Directorships

The Board has adopted a policy limiting the number of Board interlocks among directors. No more than two directors may serve together on the board of two or more public company corporate boards, inclusive of the Company, without the approval of the Board.

Messrs. Nesmith and Luna are directors of the Company who serve together as directors on the board of Silver Wheaton Corp. Mr. Nesmith is on its Corporate Governance and Nominating and Audit Committees and Mr. Luna is on its Human Resources Committee.

Primero’s Governance and Nominating Committee has considered this interlock and recommended to the Board that it does not impact the ability of Messrs. Nesmith and Luna to perform in the best interests of the Company.

The New York Stock Exchange corporate governance rules suggest that Audit Committee members should not serve on more than three public company Audit Committees. All of the current members of the Audit Committee comply with this standard.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person (although attendance by telephone is acceptable in appropriate circumstances), to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director is expected to contact the Chairman, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The following tables set out the attendance of directors at meetings of the Board during the year ended December 31, 2015.

		Number of Board
	Number of Board	Meetings	Individual
Name	Meetings	Attended	Attendance Rate
WADE NESMITH	7	7	100%
JOSEPH CONWAY	7	7	100%
DAVID DEMERS	7	7	100%
GRANT EDEY	7	7	100%
ROHAN HAZELTON(1)	5	4(1)	80%
EDUARDO LUNA	7	5(2)	71%
BRAD MARCHANT	7	7	100%
ROBERT A. QUARTERMAIN	7	7	100%
MICHAEL RILEY	7	7	100%

_____________ Notes:
(1)	Mr. Hazelton resigned from the Board of Directors effective August 31, 2015. Mr. Hazelton was recused from one Board meeting due to the subject matter being discussed.
(2)	Mr. Luna was unable to attend due to illness.

Mandate and Charters

The Board has developed and approved a written mandate for the Board, formal charters for each Committee and position descriptions for each of the positions of Board Chairman, Executive Vice Chairman, Committee Chairs, and Chief Executive Officer. Copies of the Board mandate and Committee charters can be found on the Company’s website at www.primeromining.com. Summaries of the mandate of the Board and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. Among other things, the Board is responsible for the following matters:

•	strategic planning, including:

o	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;

o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans,

o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and

o	approval of material acquisitions and divestitures;

•	financial and corporate matters, including:

o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

o	approval of financings and the incurrence of material debt outside the ordinary course of business; and

o	approval of commencement or settlement of material litigation;

•	business and risk management, including:

o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;

o	approval of any plans to hedge sales; and

o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems; and

•	policies and procedures, including:

o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

o	approving and acting as guardian of the Company’s corporate values; and

o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, the Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

A copy of the terms of reference for the Board, setting out its mandate and the duties and responsibilities of its members, is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “C” to this Information Circular.

Board Committees

Committee Composition

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources Committee, (c) the Governance and Nominating Committee, and (d) the Corporate Responsibility Committee. The Audit Committee, the Human Resources Committee and the Governance and Nominating Committee are each comprised solely of independent directors. For more information regarding the composition and frequency of meetings for each board committee for the year ended December 31, 2015, see “Business of the Meeting - Election of Directors”.

Audit Committee

Chair:	Michael Riley
Other Members:	Grant Edey
Brad Marchant (appointed to the Audit Committee on May 5, 2015)
David Demers (resigned from the Audit Committee on May 5, 2015)

The Audit Committee is currently comprised of three directors, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and US securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations. Additional information regarding the Audit Committee can be found in the Company’s Annual Information Form under the heading “Audit Committee”, which is available on SEDAR at www.sedar.com and on United States Securities and Exchange Commission website at www.sec.gov.

The committee acts pursuant to its charter which is available for viewing on the Company’s website at www.primeromining.com and is attached as Schedule “D” to this Information Circular.

The charter is reviewed by the committee and Board on an annual basis, with amendments made and approved as required to comply with regulatory developments and meet the needs of the Company as it grows and develops. The charter is the basis on which the committee plans and executes its workload throughout the year. On an annual basis the committee reports its compliance with the charter to the Board.

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee’s role is to: support the Board in meeting its responsibilities to shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure.

The Audit Committee has complete and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor. The role of the Audit Committee has been discussed at various times with the external auditor during 2015.

Human Resources Committee

Chair:	David Demers
Other Members:	Michael Riley
Robert Quartermain

The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer and Chairman and leads the annual evaluation process of performance of the Chief Executive Officer and Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Company’s equity-based compensation plans for employees and directors. For more information regarding the Human Resources Committee, see “Compensation”.

Governance and Nominating Committee

Chair:	Grant Edey
Other Members:	David Demers
Robert Quartermain

The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Corporate Responsibility Committee

Chair:	Brad Marchant (appointed as Chair of the committee on November 2, 2015, was an existing member before that)
Rohan Hazelton (resigned from the committee effective August 15, 2015)
Other Members:	Eduardo Luna
Robert Quartermain (appointed to the committee on November 2, 2015)

The Corporate Responsibility Committee assists the Board in overseeing the Company’s (i) environmental, safety and health, and corporate social responsibility policies and programs, and (ii) environmental, safety and health, and corporate social responsibility performance. As part of its mandate, this Committee, among other things, may make recommendations, where appropriate, to the Board and/or management respecting corporate policies and activities as they relate to health, safety and environmental matters, and recommend programs in connection with social issues affecting communities where the Company conducts operations.

Position Descriptions

Set out below are brief descriptions of the mandate of certain positions. The Governance and Nominating Committee annually reviews the position description for the Chairman, Executive Vice Chairman and Committee Chairs. The Human Resources Committee annually reviews the position description for the Chief Executive Officer.

The Chairman

The Chairman’s general mandate is to ensure the effective and independent conduct of the Board. The Chairman manages the affairs of the Board and monitors its effectiveness, sets agendas and manages meetings of the Board. The Chairman assists the Chief Executive Officer in executing his general mandate to implement the Company’s strategic and operating plans and to enhance shareholder value.

The Executive Vice Chairman

The Executive Vice Chairman’s role has been created to allow the Board the continuing full benefit of Mr. Conway’s extensive industry experience and his understanding of the strategic opportunities in front of Primero. His general mandate is to support the Board to effect a successful and seamless leadership transition to our new Chief Executive Officer, and foster expanded relationships between the Board of Directors and the executive team in areas of strategic and corporate development. Initially, the role will be Executive Vice Chairman, transitioning to a non-executive Vice Chairman role. The Executive Vice Chairman will also undertake specific strategic projects on behalf of the Board and will interact with the investment community, regulators, and industry groups on behalf of Primero.

The Chief Executive Officer

The Chief Executive Officer’s general mandate is to implement the Company’s strategic and operating plans and to enhance shareholder value. The Chief Executive Officer is responsible for the overall day-to-day management of the Company and the implementation of policies and strategy of the Company.

The Committee Chairs

The general mandate of a committee chair is to plan and chair meetings of committee members to ensure the committee fulfills the duties and responsibilities delegated by the Board. The chair of each committee leads the committee in undertaking its duties and responsibilities, sets agendas for, and chairs, meetings, and ensures the committee is composed of members with the appropriate skills and experience.

Orientation and Continuing Education

The Governance and Nominating Committee is responsible for establishing and monitoring the orientation and continuing education of directors. The committee, in conjunction with the Chairman and the Chief Executive Officer, is responsible for orientation of new directors. The orientation program includes the provision of written information about duties and obligations of directors generally, the business and operations of the Company, documents from recent Board meetings, and opportunities to meet with senior management, other directors and the Chair of the Audit Committee. The Chairman meets with each new director to discuss the Company, the Board and the responsibilities of directors. Each new director is provided with a copy of the Board Manual, which contains the charters of each committee as well as all corporate governance-related policies.

Directors are provided with regular investor relations reports about the Company and its competitors, as well as copies of analysts’ reports. The Board holds an annual strategy session and all directors are provided with the opportunity to visit the Company’s operations.

The Governance and Nominating Committee facilitates continuing education of all directors by periodically canvassing the directors to determine their training and education needs and interests, arranging opportunities for directors to visit the Company’s facilities and operations on an annual basis, arranging for attendance by directors at seminars or conferences of interest and relevance and facilitating presentations by outside experts to the Board or Committees on relevant matters.

Nomination of Directors

The Governance and Nominating Committee is comprised entirely of independent directors and is responsible for identifying, screening and recommending eligible nominees for election as directors. A more complete description of the responsibilities of this committee is set out under “Governance and Nominating Committee” above.

The Governance and Nominating Committee annually reviews the general and specific criteria for candidates to be considered for nomination as directors, with a view to ensuring the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and business operations of the Company. As part of this process, the committee considers the competencies and skills required by the Board as a whole and the particular competencies and skills that each current director possesses along with the diversity values of the Company as reflected in the Diversity Policy found in the Board Guidelines available on the Company’s website at www.primeromining.com. The review takes into account the diversity of background, skills and experience of the directors, which are the key characteristics that the committee believes are required for effective Board participation. All directors are encouraged to identify potential candidates and the Chief Executive Officer is asked to provide comment.

The committee screens all potential nominees and review their individual characteristics and skills against the identified criteria and bearing in mind competencies and skills that may be lacking in the current make-up of the Board. Consideration is also given to the perceived ability of a nominee to devote the time and effort needed to fulfil his or her duties as a member of the Board. Where necessary the Committee also engages search firms to seek out candidates for Board positions.

Diversity Policy

The Company has adopted a Diversity Policy in recognition of the benefits of having a board of directors and executive officers comprised of highly talented and experienced individuals who are diverse in a broad array of attributes and who reflect the demographics of the communities in which the Company operates.

Recognizing the challenges of identifying a qualified pool of candidates that adequately reflect the Company’s diversity values combined with the required professional skills, the Company decided not to adopt specific targets for the Board or the executive team but instead it has committed to promote its objectives by, among other things, considering individuals who are highly qualified, with the experience to enhance the Company’s current and future business objectives. The Company is specifically addressing the level of representation of women on the Board and in its executive officer positions, and has engaged qualified independent external advisors to assist the Board in conducting its search for director candidates.

The table below shows the number of women on the Board and in executive officer positions, evidencing the efforts of the Company to promote the participation of women at all levels within its structure as of the date of this Information Circular. Fifty percent of Primero’s executive officers are women, a fact we believe is unique among our peers. The Governance and Nominating Committee considers the inclusion of a female director on the Board to be a valuable enhancement and has taken steps to identify potential female candidates. In 2015, and early 2016, the committee actively considered potential female nominees, including researching candidates with suitable expertise and backgrounds, interviewing candidates and exploring mutual interest. We anticipate adding a female director within the next year. Beyond gender diversity, we also have a highly diverse employee base reflecting our constituent communities among other qualities.

	Total	# Female	Percentage of Female
	Members	Members	Members
Board of Directors	9(1)	0	0%
Executive officers	8 (1)	4	50%
Total	17	4	24%

(1)  Mr. Mast is included in both the Board and Executive Officer numbers. Mr. Conway is included in the Board but not the Executive Officer number.

The Governance and Nominating Committee reviewed the qualifications of the current directors, all of whom have been nominated for election as directors in 2016, against the mix of skills and experience that it determined best for the Company and concluded that there are currently no gaps in skills or experience that need to be filled.

Our Board Skills

Assessments and Performance Reviews

Skills	Nesmith	Conway	Mast	Demers	Edey	Luna	Marchant	Quartermain	Riley
Industry Skills
Mining Industry experience	√	√	√		√	√	√	√	√
Exploration/Geology		√	√			√		√
Metallurgy			√			√	√
Environment, Safety and Sustainability			√	√		√	√	√
General Business Skills
Audit/Finance					√		√		√
Capital Markets and Corporate Finance	√	√		√	√	√	√	√	√
Legal/Governance	√			√					√
Human Resources and Executive Compensation		√		√		√	√		√
Risk Management			√				√		√
Corporate Development	√		√	√	√	√	√		√
IT Project Management and Oversight									√

The Governance and Nominating Committee conducts an annual review of the performance of the Board and the Board committees. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis to evaluate the Board as a whole as well as the Board committees. The questionnaire asks directors to evaluate the Board’s composition, function and meetings. In addition, each committee is evaluated with respect to its understanding of its role and responsibilities, the involvement of each committee member, its composition, and conduct of meetings. Finally, each director is interviewed by the Chairman with respect to board function, individual director performance and peer evaluation with respect to attendance, preparedness, knowledge of business and required contribution to the deliberations of Board and committees. The questionnaires are prepared, sent by and summarized by the Chair of the Governance and Nominating Committee. The Governance and Nominating Committee discusses the results of the assessments, and the Chair of the Governance and Nominating Committee then presents a final report to the Board. As the Board Guidelines provide for a more comprehensive evaluation of its Directors every 5 years, in 2015 this assessment was conducted by an independent advisor, engaged for this purpose.

40

Term Limits and Retirement Policy

The Company believes that imposing term limits on its directors would be unduly restrictive and not in the best interests of the Company, and could become an arbitrary mechanism for removing directors which could result in valuable and experienced directors being forced to leave the Board solely because of length of service. Therefore, the Company has decided not to adopt specific term limits for the directors on its Board, but rely instead upon effective annual assessments to ensure the ongoing efficacy of individual directors and the Board and its committees as a whole. The Company does not have a retirement age policy.

Furthermore, the Board Guidelines provide for a more comprehensive evaluation of its Directors every five years. Additional information relating to the Board Guidelines can be found on the Company’s website at www.primeromining.com.

Succession Planning

The Company has a succession plan for its executive management team. The Human Resources Committee periodically reviews this plan and prepares a report to the Board with respect to the executive management team members including the President and Chief Executive Officer.

The Board is responsible for ensuring the orderly succession for the position of President and CEO and that the CEO has a succession plan in place for other key members of the executive management team. Board’s responsibility extends to reviewing and approving reports received from the Human Resources Committee.

As part of the Company’s previously announced succession plans, on January 31, 2016, Mr. Ernest Mast assumed the role of President and Chief Executive Officer of the Company and as a director; and Mr. Joseph Conway assumed the role of Executive Vice Chairman of the Company.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company, its directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Employees are required to sign the Code when they are engaged. The full text of the Code may be viewed on the Company’s website at www.primeromining.com.

The Board is not aware of any departures from the Code during 2015. The Board monitors compliance with the Code by conducting an annual online survey of all supervisors, management, executives and directors, which the survey verifies, among other things, that the respondent is aware of, and had reviewed the Code, and where necessary has reported any deviations from the Code.

Directors and officers who have a material interest in any transaction or agreement to which the Company is a party are expected to disclose that interest to the Board, and a director who has a disclosable interest under the BCA, is not entitled to vote on the matter at meetings of the Board. As part of the orientation process, directors are provided with information regarding conflicts of interest. In instances where the Board deems it necessary, a committee of independent directors may be struck and delegated the authority to deal with a particular matter.

The Company has also adopted a Whistleblower Policy and monitored reporting system to complement the Code. The Whistleblower Policy provides for a mechanism for agents, suppliers, service providers, directors, officers, and employees of the Company or any affiliate who believe that a violation of the Code has occurred or who have good faith concerns regarding various matters (including financial statement disclosure issues, accounting matters, internal controls, fraud and misrepresentations) to report the violation or concerns. Where the reporting person does not wish to, or is not able to, discuss a concern with his or her immediate supervisor, they may use an anonymous and confidential reporting system that allows for anonymous reporting via the internet, telephone or mail, in multiple languages. This system provides immediate notice of a report to the Chair of the Audit Committee and the Chief General Counsel. In the event the reporter is reporting matters which may involve senior management, they may designate it as ‘sensitive’, and it is then only viewed by the Chair of the Audit Committee and another independent director. Upon review and investigation of reported matters, the Company will take corrective and disciplinary action, if appropriate.

In addition, in 2015 the Company continued with the training program that it started in 2014 to provide officers and directors and designated management and advisors, with an understanding of applicable anti-corruption laws and the requirements of the Company’s policies respecting anti-corruption matters.

Corporate Disclosure Policy

The Board has approved a Disclosure, Confidentiality and Insider Trading Policy, which is intended to ensure that all material information relating to the Company is communicated appropriately, and in a timely manner, to the public and shareholders. This policy also applies to the dissemination of annual and quarterly reports, news releases and other reports. The Disclosure, Confidentiality and Insider Trading Policy may be viewed on the website at www.primeromining.com. In addition to annual general meetings, meetings between management of the Company and various investors and investment analysts occur occasionally, all of which are governed by the above policy.

SECTION 4:     COMPENSATION

Human Resources Committee Report

On behalf of the Board of Directors, Primero’s Human Resources Committee is pleased to present Primero’s 2016 Statement of Executive Compensation.

Primero, like other companies in the precious metals business faced the challenge of some of the lowest metal prices in 6 years in combination with declining equity participation in the sector. As Primero continued its focus on optimizing its operations in Canada and Mexico, it made cuts to its cost base, both at an operational and corporate level, and finished the year within its production and cost guidance to the market. While cutting costs, including at-site and corporate personnel reductions, management expertise was reinforced with some key new hires. In a difficult year, we solidified Primero’s fundamental value drivers in support of its goal of becoming a leading intermediate gold producer in the Americas, delivering sustainable, superior value for all stakeholders through low-risk exposure to gold. Primero’s operations team delivered record production at San Dimas, our platform mine in Mexico, and we made significant advances in realizing value from our Black Fox complex as we transitioned from the open pit into underground production and began to focus on the Froome zone as a highly attractive near-term source of ore.

Regrettably, in 2015, there were two separate unrelated fatalities at the Company’s San Dimas operations. While an investigation and corrective plan was being implemented following the first fatality, following the second fatality, we stopped all activity to reassess and redirect not only our safety programs but our safety culture. It is not acceptable in any circumstances that a worker should be hurt on the job and while we hold that as a core value, our systems and processes failed in implementing effective measures to ensure that. Going forward in 2016, the Company is implementing Ontario-standard ground control at its San Dimas operations together with other measures to create a transformational shift in our safety culture and risk assessment.

Primero’s consistent focus on optimization and execution resulted in solid operating results, increasing production and operating cash flows before changes in working capital by 15% and 13%, respectively, over 2014 while reducing all-in sustaining costs by 20% for the same period2. Volatility in commodity prices and company valuations experienced in 2014 continued throughout 2015. In the face of this, Primero’s total shareholder return (“TSR”) over the last three years was -51%, compared to its peer group of -57%, and one year TSR was -30% compared to the peer group of -18%. Despite strong operating results, circumstances again led to asset impairment charges associated with the Black Fox Complex and Cerro del Gallo project mainly as a result of lower commodity prices and the decision to delay projects that are not economically prudent in current market conditions.

While the Company’s operating performance was strong in the face of turbulent markets, we faced financial challenges including a temporary suspension of the Company’s Mexican import and export licences and slow VAT refunds in Mexico. We took measures to assure the Company’s liquidity position through the issuance of $75 million 5.75% Convertible Unsecured Subordinated Debentures and prudent capital allocation. Further, while the Company’s APA expired at the end of 2014, in 2015 the Company continued to evaluate alternatives to achieve long term tax certainty including through engaging in a dialogue with the Mexican tax authorities. Disappointingly, in February 2016 the Mexican tax authorities initiated a legal proceeding to nullify the APA and the Company is now vigorously defending its validity as it continues to explore opportunities to minimize the potential impact on the Company of the Mexican tax authorities’ actions.3

In 2015 we announced, and subsequently successfully completed our CEO succession plan which saw the retirement of Joseph (Joe) Conway and appointment of Ernest (Ernie) Mast as CEO. Ernie joined us as our President and COO in early 2015, and stepped into the CEO role officially on January 31, 2016. One of the Board’s most important tasks is the selection, monitoring, guidance and support of the Company’s CEO, and CEO succession plans are both sensitive and challenging. We have been fortunate to work with both Joe and Ernie through this process, and together we have been able to execute this transition smoothly despite turbulent times for our industry. We are also pleased to have the continuing support of Joe on our board, and his commitment to be available for advice and mentorship as Ernie takes up full responsibility for our strategic plan.

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2 Please see the Company’s Press Release dated January 25, 2016

As we considered the compensation for the executive team for 2015 we had many factors to consider: unacceptable safety performance, improving, but still disappointing results from Black Fox; while on the other hand, very strong production and cost performance at San Dimas, solid exploration results, and prudent advancement of many other initiatives. On balance we believe the team has performed well to ensure sustainable value in the face of volatile markets and challenges. At the same time, this achievement was not reflected in shareholder value, as uncertainty in the markets has hit our share price.

The fatalities and negative absolute 2015 TSR performance, among other metrics, resulted in lower short-term incentive awards for executives in 2015 compared to the previous year, for the second year in a row, and negatively affected the realizable value of long-term equity-linked incentives. This is of course how performance-linked compensation is designed to work. We see this as evidence of the linkage between executive pay and shareholder experience.

Primero remains focused on emerging as a leading intermediate gold producer, with a strong platform for growth. In 2015, our defensive actions in the face of diverse challenges protected core value. We remain confident in our long term plan and although we strongly believe in the performance-linked principles of our compensation programs, we also balance this with considerations of long-term retention and the increasingly competitive market for the best people in these difficult times.

As 2014 was a significant year for recruitment of executive officers, in 2015 Primero made some adjustments in non-CEO executive officer base salaries to maintain their competiveness and support retention after identifying that executive salaries were materially below their target midpoints, based on our compensation consultant’s benchmarking. In 2015, the CEO’s base salary was maintained unchanged for the third year in a row. Our total compensation package maintained its emphasis on at-risk compensation with 2015 target total compensation being 65% to 79% at-risk to the executive. Between 44% and 53% of this total package was delivered in the form of long-term equity units, which completely align long-term shareholder value creation with the actual compensation delivered, over time, to our key leaders.

In 2015 two vice presidents retired and were not replaced with new hires. One current vice president now fulfills a dual role (corporate development and investor relations) and the functions of the other retired vice president are being fulfilled by other members of management. In early 2016, we maintained 2016 executive base salaries at or below 2015 levels and introduced a performance factor in our long term equity grants, reflecting the alignment of our compensation practices with our shareholders’ interests.

The committee also reviews director compensation and works with the Governance and Nominating Committee to make recommendations on director fees and long-term equity grants. In the context of current market volatility, and to support “tone at the top”, director compensation remained the same in 2015 as in the previous two years. The majority of director compensation is in the form of share units, which aligns the Board with shareholder interests in long-term value creation. Shareholders are being asked to reapprove the Company’s equity-based compensation plans at this annual general and special meeting. We have amended these plans to embed in their terms our existing practices respecting non-employee director compensation including not allowing grants of stock options to non-employee directors and imposing strict annual limits on the quantum of share unit grants on a per-director basis for non-employee directors.

Primero’s executive compensation program and practices are described in detail below. The Human Resources Committee believes that Primero’s compensation governance as well as its compensation program and practices provide transparent and effective support for the attainment of Primero’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Sincerely,
David Demers, Chair
Human Resources Committee

Compensation Governance and Overview

Objectives and Philosophy of Compensation Program

The Company operates a complex business in a highly competitive market for experienced executives. We compete with other, larger industry competitors to deliver superior value. Primero’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Primero’s shareholders. Typically, being competitive entails targeting overall compensation between the median and 75th percentile of our peer comparator group.

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3 Please see the Company’s Management’s Discussion & Analysis for the Years Ended December 31, 2015 and 2014, dated February 17, 2016

Delivering better-than-average results depends on the quality of our people, a strong strategic plan, successful execution against the plan focusing on key value drivers, and flexible leadership in the face of market surprises. Compensation principles need to balance the short and long term objectives of our strategic plan and recognize the challenge of retention and motivation in cyclical downturns. We want to align executives with shareholder interests using metrics such as one-year and three-year total shareholder return, and long-term equity-linked compensation incentives that will vary in value with Primero’s long term share price performance. As a commodity-based business, Primero’s share price is heavily influenced by the price of gold. Primero therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence.

The primary objectives of Primero’s executive compensation program are to attract, motivate and retain the top-quality, experienced executives essential to building the leadership team that can deliver long-term superior value creation, mitigating risks that might undermine value achieved. Essential to these core objectives are the following elements:

•	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, in 2015, NEO compensation was structured so that the “at risk” component represented between 65% of total target and 79% (at the CEO level). Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met. This element is typically 20-26% of total targeted compensation.

•	To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term value creation, and support retention. This element is delivered primarily through share units and stock options granted to vest over three and, effective 2016, grants are now performance-based. Typically, our NEO’s see the 44% to 53% of their compensation in the form of long term equity.

The Company’s executive compensation program emphasizes performance-based incentives that reward its executives for the achievement of specific annual and longer term business goals including year over year improvements in core metrics. Given this emphasis, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Primero operates in a commodity business with substantially all of its cash flow derived from the sale of gold and silver. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Primero’s incentive programs focus on long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance. Furthermore, to support long-term value creation, precious metals companies are required to make significant substantial and sustained investment in exploration and development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to reward success in initiatives that support long-term performance as well as short term metrics.

Primero’s approach to executive compensation is successful in achieving its objectives of attracting, retaining and motivating top quality executives while fully aligning executive officers’ interests with those of the Company’s shareholders. The table below demonstrates this by plotting annual shareholder return over aggregate yearly take home compensation and change in value of equity-based compensation(1) for the senior executive positions of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief General Counsel for 2012 through 2015.

Notes:

(1) Compensation values in thousands of dollars. Executive compensation values are annualized for any data that reflected a partial or prorated year. Data for 2012 to 2014 is based upon David Blaiklock as CFO and Renaud Adams as COO Data for 2015 is based upon Wendy Kaufman as CFO and Ernest Mast as COO. Change in value of equity-based compensation is calculated as follows:

i.

Stock options – in the year of grant it is the difference between the exercise price and market price of the Company shares at December 31 multiplied by the number of stock options outstanding, never being less than zero. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of stock options outstanding, never being less than zero.

ii.

PSUs -in the year of grant it is the difference between the grant date price and market price of the Company shares at December 31 multiplied by the number of PSUs outstanding. In subsequent years, it is the difference in market price from one year to the next multiplied by the number of PSUs, unless the PSUs have vested, in which case it is the difference in market price from December 31 of the previous year and the vest date plus the grant date price multiplied by the number of PSUs paid out.

Role of the Human Resources Committee

The Human Resources Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations on these matters to the Board for approval. The Committee periodically reviews other significant human resources matters such as executive succession plans and terms of employment.

The Human Resources Committee is comprised of three independent directors who meet at least twice annually: David Demers (Chair), who has served on this committee since July 2010, Michael Riley, who has served on this committee since May 2014, and Robert Quartermain, who has served on this committee since July 2010. Each member has experience in executive compensation by virtue of his experience as current or former director or officer of a public corporation (see “Election of Directors – Principal Occupation, Business or Employment of Nominees”). The Board believes the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

In support of the fulfillment of their role, the Human Resources Committee engages and receives the input of an external independent advisor skilled in executive compensation matters, with knowledge of the mining industry, Roger Gurr & Associates (the “Consultant”, see “Statement of Executive Compensation – Compensation Governance and Overview – Role of the Third Party Compensation Advisor”). The Human Resource Committee’s role in connection with director compensation matters is exercised in conjunction with the Governance and Nominating Committee (see “Governance – Corporate Governance Practices – Board Committees”). For compensation matters pertaining to executive officers other than the Chief Executive Officer (the “CEO”), the Committee fulfills its responsibilities in consultation with the CEO (see “Compensation Governance and Overview – Role of the Chief Executive Officer”). The Committee reviews recommendations made to it and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Human Resources Committee has regard to a number of factors including:

•	recruiting and retaining executives critical to the success of Primero and the enhancement of shareholder value;

•	providing fair and competitive compensation that provides pay for performance;

•

aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	available financial resources and the economic outlook affecting Primero’s business.

With respect to the financial year ended December 31, 2015, the Human Resources Committee recommended to the Board and, upon its further consideration, the Board approved:

•	that the Company maintain the overall compensation philosophy and approach consistent with that of prior years;

•	the succession plan for the transition of Mr. Conway as CEO to the position of Executive Vice Chairman of the Board, and Mr. Mast from the position of COO to CEO;

•

in conjunction with the Governance and Nominating Committee, the components and amounts of cash and equity-linked compensation for directors for 2015 and the approval of their grants of equity-based compensation pursuant to the Directors’ PSU Plan;

•	that the Company approve certain achievement factors and performance weightings in its annual performance-based cash incentives program for 2015;

•

in consultation with the CEO, in respect of non-CEO executives, the 2015 base salaries and 2015 long-term incentive grants under the 2013 PSU Plan and the Stock Option Plan, and the amounts of 2015 annual performance-based cash incentive awards based upon achieved performance;

•

following the annual CEO performance evaluation, the amounts of the CEO’s 2015 base salary and 2015 long-term incentive grant under the 2013 PSU Plan and the Stock Option Plan and the 2015 annual performance-based cash incentive award based upon achieved performance;

•	the base salary, target annual performance-based cash incentive award, and target long-term incentive grants for Mr. Mast upon his succession to the CEO role; and

•	the Human Resources Committee’s Terms of Reference and the results of the Human Resources Committee’s annual evaluation process.

Subsequent to the financial year ended December 31, 2015, the Human Resources Committee recommended to the Board and, upon its further consideration, the Board approved:

•

in consultation with the CEO, in respect of non-CEO executives, the 2016 base salaries and target annual performance-based bonus (as a percentage of the base salary) and 2016 long-term incentive grants including the introduction of a performance factor under the 2013 PSU Plan and the Stock Option Plan;

•	in conjunction with the Governance and Nominating Committee, the directors’ compensation for 2016; and

•

a cash-settled, equity-linked compensation plan to provide non- employee directors with an equity-linked retainer pending approval by shareholders of an equity-settled plan that accommodates non- employee directors subject to annual per-director limits on grants.

The complete Terms of Reference for the Human Resources Committee are available on Primero’s website at www.primeromining.com under the “Corporate Governance” tab.

Role of the Chief Executive Officer

The Chief Executive Officer plays a role in executive compensation decisions by:

•

making recommendations to the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	making recommendations to the Human Resources Committee regarding the annual objectives for the other executive officers and providing assessments of their performance relative to such objectives; and

•

making recommendations to the Human Resources Committee regarding executive officer base salary adjustments, target annual performance-based cash incentive awards and actual payouts, and long-term incentive awards in the form of PSU and stock option grants.

Role of Independent Third Party Compensation Advisor

During the financial year ended December 31, 2015, the Human Resources Committee retained Roger Gurr & Associates, the Consultant, an independent third party compensation advisor, to assess the Company’s approach to executive and director compensation including associated risk implications (see “Statement of Executive Compensation – Compensation Governance and Overview – Risk Assessment”). The Consultant was originally retained in 2010 and has been re-engaged on an annual basis since then, following assessment and consideration by the Human Resources Committee. In reappointing the Consultant, the Human Resources Committee considered and was satisfied that the Consultant is independent of the Company and possesses the appropriate expertise to advise the committee on matters within its mandate. The Consultant’s 2015 report dated October 25, 2015 (the “Consultant’s 2015 Report”), provided guidance regarding executive and director compensation for 2016.

For the financial years ended December 31, 2014 and 2015, the Company paid the Consultant $40,800 and $29,400, respectively, as detailed below:

	Fees Paid to	Fees Paid to
	Consultant in	Consultant in
	Year Ended	Year Ended
Nature of Services	December 31, 2015	December 31, 2014

Executive Compensation-Related Fees(1)	$29,400	$40,800

All Other Fees(2)	Nil	Nil

Total	$29,400	$40,800

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Notes:

(1)	“Executive Compensation-Related Fees” include the aggregate fees billed by the Consultant for services related to determining compensation for the Company’s directors and executive officers.

(2)	“All Other Fees” include the aggregate fees billed for all other services provided by the Consultant that are not Executive Compensation-Related Fees.

Based upon a review of compensation strategies of similar mining companies, the Consultant’s 2015 Report recommended an overall compensation strategy for 2016 that included salary, annual performance-based cash-incentives and performance-based long-term incentive awards in the form of PSUs and/or stock options. The Human Resources Committee considered the Consultant’s 2015 Report and advice, and its recommendations are reflected in the executive compensation program described below.

Elements of Executive Compensation

As described above, Primero’s compensation program has three main elements: base salary, an annual performance-based cash incentive award, and performance-based grants of equity-based long-term incentive compensation in the form of phantom share units (“PSUs”) under the 2013 PSU Plan and stock options under the Stock Option Plan (see “Long Term Incentives – Equity Based Compensation”). In addition, Primero offers standard benefits, including medical and dental, long-term disability, life insurance and group RRSP contributions which in the aggregate are important employment conditions, although not material in relation to overall value of the compensation package. The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Target Percentage of Total Compensation	Element ‘At- Risk’ or Fixed
Base Salary

Base salaries are fixed to be competitive considering individual experience and contribution to the Primero leadership team, and are used as the base to determine the value of other elements of compensation and benefits.

		Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	21% – 35%	Fixed

Annual Performance- Based Cash Incentives

Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan. Typically, a significant portion is set as a corporate performance factor, with a portion established for individual performance metrics.

Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example, production; safety; development milestones) with external factors (financial metrics including operating income, which is influenced by metals prices, and TSR, which is influenced by short term market sentiment).

			21%– 26%	At-Risk

Long-Term Equity Incentives

PSUs and stock options are a variable element of compensation intended to reward executive officers for success in achieving sustained shareholder value reflected in stock price. As these grants vest over a three year period, they are also important for executive retention.

Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of PSUs and up to 5 years in the case of stock options). Equity grants fully align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.

			44% – 53%	At-Risk

Benchmarking

As a core tenet of Primero’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives, the Human Resources Committee relies on input from the Consultant and other outside information, including the industry insight of members of the Board. Our objective is to establish compensation levels that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. This applies both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies used in the preparation of the Consultant’s 2015 Report, the Committee and the Consultant considered the following primary factors: companies with producing gold and/or silver mines with at least two or more significant assets; companies currently developing a gold and/or silver mine with significant assets expected to be in production in the next two years; and companies with production levels (now or anticipated in the next two years) in the range of 200,000 to 800,000 equivalent ounces of gold. In addition, the following secondary factors were considered: companies with operating and/or development activities in a foreign location (i.e. other than Canada or the United States of America); companies with activities concentrated in Mexico, Central and South America; and companies with a market capitalization in the range of that expected of Primero over the next years (over $1 billion and towards $2 billion, a reduction from the 2014 criteria of 2.5 billion).

The Human Resources Committee annually reviews the primary and secondary factors used to determine the comparator companies each year to ensure continued appropriateness and believes that the factors applied for 2014 reflect the current profile and prospects of Primero. Applying these factors, we deleted three companies that were in the 2014 comparator group due to their significantly higher market caps and operating revenues. Otherwise, 19 of the 22 companies in the 2015 comparator group remain to comprise the 2015 comparator group.

The following are the comparable companies used for director and executive officer compensation matters in 2016, and are included in the Consultant’s 2015 Report: Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., B2Gold Corp., Capstone Mining Corp., Coeur Mining Inc., Detour Gold Corp., Dundee Precious Metals Inc., Endeavour Silver Corp., First Majestic Silver Corp., Hecla Mining Co., Hudbay Minerals Inc., Nevsun Resources Ltd.; New Gold Inc., Pan American Silver Corp., SEMAFO Inc., Sherritt International Corp., Silver Standard Resources Inc., and Torex Gold Resources Inc.

It is important to remember that compensation issues come down to individual decisions and one on one negotiations with specific people. These decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including experience, tenure, and unique leadership characteristics. Our benchmarking process is a guideline to making the right decision in specific cases, not a straitjacket for compensation decisions. The Committee relies on the CEO and the HR professionals within the company for advice on management compensation, as well as the Consultant’s research and advice, and we provide our advice to the CEO, but we believe our most important responsibility is to get executive compensation right and develop flexible but competitive compensation tools to ensure that the CEO can recruit and retain a high-performance management team that delivers sustainable value.

Risk Assessment

The Human Resources Committee considers the risk implications associated with Primero’s compensation policies and practices on an ongoing basis and as part of its annual compensation review, we obtain the input of the Consultant in respect of such risks. While the nature of the business in which the Company operates requires some level of risk taking to achieve growth of reserves and production targets in the interests of value creation, the executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking. To this end, the Human Resources Committee has reviewed each of the elements of compensation and its overall compensation program and is satisfied that the executive compensation program provides the necessary framework and governance to support achievement of the Company’s objectives in a risk-controlled environment, aligning the interests of executives, other key employees, shareholders and other stakeholders, including local communities in which the Company operates.

Certain elements of Primero’s compensation program directly support risk mitigation in its compensation policies and practices:

•

Primero uses ‘cost per ounce’ versus ‘cost per tonne’ as a corporate objective used to assess performance, thereby directing focus to profitable production and mitigating the risk of production at the expense of higher costs;

•

Primero has implemented a claw-back policy to recoup compensation paid to any executive that is responsible for fraud or intentional misconduct that results in materially restated financial results; and

•	Primero’s Share Ownership Guidelines applicable to directors and officers prohibit hedging against declines in value of the Company’s equity securities.

The Human Resources Committee’s risk assessment and management is based on the underlying philosophy that guides the committee in the design of the key elements of compensation as follows:

•	Provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of executive talent;

•

Appropriately balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking, while also proving an important portion of total compensation that is variable and “at risk” for the executives;

•

Strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	Defer a significant portion of “at risk” compensation to keep executives focused on continuous long-term performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business continuity and executive retention risk: total compensation is reviewed annually to ensure it remains competitive year over year;

•

Environmental and safety risk: the environment and safety are important factors used to assess the ongoing performance of the Company and have an important impact upon executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and/or safety events will adversely affect contingent compensation such as annual performance-based cash incentive awards and/or any long-term incentives awarded;

•

Cash flow risk: salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary, with the maximum annual performance-based cash incentive awards pre- determined. The only open ended award (i.e. having no payout limit) available to executives are PSUs, the payout value of which is linked to the Company’s future stock price. The Company has been reducing its use of its ‘cash only’ PSU Plan (the 2010 PSU Plan) and has determined that PSUs issued under the 2013 PSU Plan will be paid by the issuance of shares in lieu of cash;

•

Cash flow risk associated with PSU Plans: a limited number of PSUs are available, the number issued is based upon current stock price and the life of a PSU is limited to three years. The most significant cash flow risk is associated with a rapid increase in share price over a three year period. The cash flow impact is calculated by the Company each year and amounts are accrued in the financial statements over the vesting period. While an increase in share price may be linked to the Company’s success and positive cash flows, the Company has further mitigated the cash flow risk by shifting from a PSU Plan that allowed only for cash settlement to the 2013 PSU Plan, which provides the Company with the flexibility to elect, in its sole discretion to pay out PSUs granted under it in cash, Common Shares, or a combination of cash and Common Shares. The Board has determined that PSUs granted under the 2013 PSU Plan which vest in 2016 will be settled by the issuance of Common Shares;

•

Stock dilution risk (from annual issuances of long-term incentives in the form of stock options or PSUs under the 2013 PSU Plan): the Stock Option Plan and the 2013 PSU Plan limit total potential dilution to 10% of the issued and outstanding Common Shares, there are target annual issuances as a percentage of salary for each executive, and each issuance has vesting provisions to defer actual dilution, while enhancing executive retention and providing a long- term focus; and

•

Inappropriate Risk Taking: align executive interests with interests of shareholders by encouraging equity ownership through the share ownership guidelines, and mitigate incentives to undermine value through an anti-hedging policy.

Share Ownership Guidelines and Anti-Hedging Policy

Primero has long-standing Share Ownership Guidelines which set minimum shareholding requirements for directors and officers. Primero believes that these guidelines provide a further incentive to directors and executive officers to align with shareholders’ interests in the achievement of corporate objectives by encouraging economic investment in the Company. In early 2015, Primero enhanced these guidelines by adopting a formal policy disallowing directors and officers from engaging in hedging against a decrease in the value of the Company. The policy provides as follows:

i.     Directors should hold shares in the Company having a value equal to three (3) times the then current independent directors’ annual cash retainer amount;

ii.     The Chief Executive Officer should hold shares in the Company having a value equal to three (3) times his/her then current annual base salary; and

iii.     Vice Presidents should hold shares in the Company having a value equal to their then-current annual base salary.

Directors, CEO and Vice Presidents are expected to establish this level of shareholding in the Company within five (5) years of their appointment. Common Shares held and phantom share units granted to such director or officer will be included in determining whether this policy is being met by any particular director or officer.

As of March 21, 2016, all of Primero’s executive officers and directors are in compliance with this policy.

Executive Compensation Claw-back Policy

In early 2015, Primero’s Board formally adopted the following ‘Claw-back Policy’: If an executive is determined to be responsible for fraud or intentional misconduct resulting in a material restatement of financial results, the Board may recoup the entire amount of incentive compensation paid to the executive where the compensation would have been lower if the financial results had been properly stated.

Executive Compensation 2015

Named Executive Officers

The following individuals are the Company’s named executive officers (“Named Executive Officers” or “NEOs”) for the fiscal year ended December 31, 2015:

•	Joseph Conway, Chief Executive Officer (from June 1, 2010 to January 31, 2016);

•	Ernest Mast, President and Chief Operating Officer (from February 2, 2015, becoming President and Chief Executive Officer as of February 1, 2016);

•	Wendy Kaufman, Chief Financial Officer (since September 29, 2014);

•	H. Maura Lendon, Chief General Counsel and Corporate Secretary (since March 29, 2012); and

•	Tamara Brown, Vice President, Investor Relations (since June 1, 2010) and Vice President, Corporate Development and Investor Relations (since October 16, 2015).

Base Salary

The Human Resources Committee reviews base salaries annually and arrives at its recommendations after reviewing the Consultant’s report and discussing current conditions with the CEO. Our guideline is to position NEO base salary within a range 20% above and below the midpoint between median and 75th percentile for comparable positions in our benchmark companies, with individual salaries set depending on a number of factors, including experience, tenure, and long term contribution to the Company. The base salary for the Chief Executive Officer is reviewed by the Human Resources Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and are recommended by the Chief Executive Officer and reviewed by the Human Resources Committee for recommendation to the Board for its approval.

The committee monitors competitive and industry conditions in setting executive officers’ base salaries. As reported in our compensation disclosure last year, in 2015, following a year of significant executive recruitment and identification that executive officer base salaries were markedly below their target 2015 midpoints, the Board approved increases to non-CEO executive officer base salaries for 2015 to restore them to competitive levels, supporting executive retention and maintaining a consistent approach across executives. The base salary for the CEO remained the same in 2015 for the third consecutive year.

In late 2015 and early 2016, the Human Resources Committee again assessed competitive and industry conditions, and considered the information and recommendations of the Consultant’s 2015 Report, the Company’s and executives’ performance in 2015, as well as continuing uncertainty in the price of gold affecting the industry. In respect of base salaries for non-CEO executives, the committee received the recommendations of the outgoing CEO, Mr. Joseph Conway, as well as the incoming CEO, Mr. Ernest Mast. Based on the foregoing considerations, while most non-CEO executives were below their target 2016 midpoints compared to the peer comparator group (see “Benchmarking” above), the committee assessed the executive base salaries to be nonetheless sufficiently competitive and the current industry outlook sufficiently uncertain that it recommended, and the Board approved, no increases to executive officer base salaries for 2016.

Succession planning at the executive level also enabled us to reduce total executive salaries by reducing the number of executives as well as the base salaries for particular roles. In late 2015, as the timing of the CEO succession plan was finalized, the Human Resources Committee considered the Consultant’s 2015 Report, the skills and experience of Mr. Mast, and the objective of motivating a new CEO with competitive compensation while allowing for upward movement as his performance in the role develops. In early 2016, the committee recommended, and the Board approved, that the 2016 base salary for Mr. Mast upon assuming the role of CEO, would be $625,000, lower than Mr. Conway’s salary of $650,000. Further, in lieu of placing a person in the role of COO to replace Mr. Mast, the Company hired a Vice President, Operations who would develop into the role as the Company develops and grows, and whose base compensation is set at a vice president level. Overall, this has resulted in a 15% reduction of base salary for the combined CEO and top operations executive roles, a $170,000 reduction.

Other executive changes in 2015 similarly streamlined our executive structure and contributed to an overall reduction in executive compensation. Two vice presidents retired and were not replaced with new hires. As part of a planned succession, in late 2015 Ms. Tamara Brown was promoted to the role of Vice President, Corporate Development as the prior incumbent retired; however, in view of ongoing market uncertainties, she retained responsibility for Investor Relations. Similarly, the functions of the other retired vice president (geology and exploration) are being fulfilled by other members of management with oversight from the Vice President, Operations. These changes have further reduced total executive officer base salaries by $437,500. As annual and long term incentives are determined as a percentage of base salary, these reductions in total executive base salaries (over $600,000), plus maintaining incumbent base salaries at their 2015 level, provide a meaningful re-sizing of total executive compensation appropriate to the challenging environment the Company faces.

For 2016, NEO base salaries remain at or below their 2015 levels as follows: Chief Executive Officer, $650,000 until January 31, 2016 and thereafter, $625,000; President and Chief Operating Officer, $500,000 until January 31, 2016 and thereafter NIL (as position is eliminated); Chief Financial Officer, $400,000; Chief General Counsel and Corporate Secretary, $400,000; and Vice President, Corporate Development and Investor Relations, $350,000.

Annual Performance-Based Cash Incentives

Based on the Human Resources Committee’s recommendation, for 2015, the Board adopted an annual performance-based cash incentive award for executive officers based upon the attainment of annual Company and personal performance goals. The Chief Executive Officer and the Human Resources Committee may, however, exercise discretion to award exceptional performance-based cash incentives, or adjust their amount if goals have not been met due to unexpected circumstances in order to ensure that the compensation program is fairly applied.

Target Levels

Annual cash incentives are applied as a percentage to the NEO’s base salary, and assuming performance at 100% of targets, the total bonus targets are set out below:

Target
Named Executive Officer	Level

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER	125%

ERNEST MAST, PRESIDENT AND CHIEF OPERATING OFFICER	80%

WENDY KAUFMAN, CHIEF FINANCIAL OFFICER	70%

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	70%

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	60% .

For the CEO, for 2015, the annual performance-based cash incentive is determined as follows: 80% of base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 20% of base salary multiplied by the target level multiplied by the personal achievement factor. For the other NEOs, the annual performance-based cash incentive is calculated as: 70% of the NEO’s base salary multiplied by the target level multiplied by the Company’s achievement factor; plus 30% of the NEO’s base salary multiplied by the NEO’s target level multiplied by the NEO’s personal achievement factor.

Company Achievement Factor

The Company achievement factor is based upon the following metrics and weightings:

Metrics	Weightings
Production and Costs (15% and 15%)	30%
Value Creation (15% TSR)	30%
Reserve Replacement	20%
Safety and Environment (10% and 10%)	20%
Total	100%

Various thresholds relating to the above corporate achievement categories were established and approved by the Human Resources Committee. The better the Company’s performance against those thresholds, the higher the achievement factor (ranging from 0.5, where the threshold is partially met, to 2.0, where the threshold is significantly exceeded). The Company achievement factor and the related thresholds were established with the intention that achieving an annual performance-based cash incentive would require a significant effort by NEOs and would be a challenge for the Company. For production and cash costs, the Company’s results for 2015 were compared to budget. Attaining budget would result in an achievement factor of 1.0, while performance at approximately 10% below budget would result in an achievement factor of 0.5 and performance significantly better than budget, i.e., 10% or more above, would result in an achievement factor of 2.0. The value creation factor is 50% derived from one year and three year total shareholder returns and includes components requiring subjective assessment such as management leadership development, enhancements in systems and processes, governance and social responsibility, long-term planning and cost control. The Company’s shareholder return achieved relative to its peer group, both over one and three years, comprises half of the value creation factor, and the Human Resources Committee exercises its discretion in assessing subjectively assessed value drivers, as well as considering external factors that may impact value creation that are not within management’s control, such as economic conditions, foreign exchange and commodity price influences. For reserve replacement, the reserves at December 31, 2015 were compared to those at December 31, 2014. The minimum achievement factor ranged from 0.5 for achievement of 75% reserve replacement to 2.0 for achievement of 150% reserve replacement. For the safety and environment performance, any significant violation of safety or environmental policies could result in no award for that element, and performance relative to established safety and environment targets are considered in determining the appropriate achievement factor.

For 2015, the achievement factors for the identified performance categories and the total Company achievement factor are as outlined in the table below and the discussion that follows.

			Weighted
		Achievement	Achievement
Metrics	Weighting	Factor	Factor
Budget Production	15%	1.25	0.19
Budget Cash Costs per Ounce	15%	1.25	0.19
Value Creation	30%	1.05	0.31
Reserve Replacement	20%	0.5	0.10
Safety	10%	0.0	0.0
Environment	10%	0.0	0.0
Total	100%		0.79

In 2015, production was 259,000 gold equivalent ounces which exceeded the budget target of 249,000 gold equivalent ounces and so achieved a factor of 1.25. Cost per ounce was $637 versus a budget target of $660 and so achieved a factor of 1.25.

In respect of value creation, over the 1 year and 3 year periods ending December 31, 2015, Primero’s total shareholder return was -30% and -51% respectively compared to its peer group total shareholder return of -18% and -57%, placing Primero between the 40th and 50th percentile of its peers for the one year return comparison, and in the 60th percentile for performance over three years (see “Benchmarking” above). Other elements of value creation reflected that Primero achieved more with less management through effective integration of corporate and site activities, leadership development and succession planning, initiatives to standardize systems and processes, improvements in governance and disclosure, leading social responsibility results, personnel reductions at site and maintenance of financial liquidity, and other initiatives directed at general and administrative cost control. In assessing value creation, the Human Resources Committee also recognized that metal prices have declined over the last year and over the last three years, that absolute shareholder returns were negative and the Company had realized asset impairment charges. Overall, the TSR results and other factors contributed to a value creation factor slightly above target at 1.05.

In 2015, exploration identified approximately 241,000 ounces of proven and probable gold reserves, which exceeded mining depletion of 229,000. However, conservative block model capping and estimation parameter adjustments resulted in the reduction of gold reserves by 177,000 gold ounces. The committee considered the exploration success and the prudence of the modelling adjustments and, exercising discretion in the circumstances, determined that an achievement factor of 0.5 for Reserve Replacement was appropriate.

In 2015, there were two fatalities at the San Dimas operation causing the safety performance to be NIL. While there were positive achievements environmentally in 2015, including being awarded the “Distintivo ESR” (designation as a “Socially Responsible Business”) by the Mexican Center for Philanthropy (CEMEFI) for the fourth consecutive year, and achieving ‘The Clean Industry’ certificate renewal from the Federal Environmental Protection Agency (PROFEPA), there was one ‘Level 4’ environmental incident at San Dimas (a tailings pipeline weld failed, spilling approximately 7 cubic meters of tailings), causing performance in this factor to also be NIL.

The total corporate achievement factor for 2015 was therefore assessed as 0.79.

NEOs’ Achievement Factors

Generally, each NEO’s personal achievement factor is based upon their attainment of individual goals. In the case of the CEO these are established by the Human Resources Committee, and approved by the Board, and in the case of other NEOs, they are established by the CEO in consultation with the committee and approved by the Board. Where personal contributions are significant, or where otherwise appropriate in the circumstances, the Human Resources Committee has discretion to adjust certain factors upwards or downwards, or award an extraordinary amount. In exercising such discretion, the committee may, in addition to considering the achievement of personal goals, assess NEOs on leadership, reflection of Primero’s values, and personal and team development. Executive performance is assessed against functional goals established at the beginning of the year, strongly tied to overall company performance and overall individual performance. For 2015, the Human Resources Committee approved the NEO personal achievement factors (other than the CEO) as recommended by the CEO.

In 2015, as the Company broadly implemented more formal human resources processes, and to support and strengthen the link between compensation and performance, we adopted a 4-point rating scale for individual employee performance. At the executive level, this performance rating is now applied in determining both the annual performance-based cash incentive and the long-term performance-based incentive equity compensation. While executive performance continues to be assessed against functional goals strongly tied to overall company performance established at the beginning of the year, the overall performance rating, having regard to the achievement of those goals, is determined according to the scale below:

Performance Rating Scale

Rating	Descriptor	Factor
4 Exceptional	Individual performance consistently exceeds objectives with results that impact the success of Primero in a positive way. Performance of this individual has made a significant difference and has a major impact on the team, department, and/or organization. Individual is considered a role model by peers.	125%
3 Effective	Individual performance fully meets objectives and results have a positive impact on the team and/or department. Individual is a valuable contributor to the success of the team, department and/or organization by consistently delivering what is expected.	100%
2 Developing	Individual performance does not meet all the objectives and requires further development. There is a need to improve performance in order to meet expectations. Performance is under development (individual may be new to the role) and the individual is encouraged to learn more to improve.	80%
1 Unsatisfact ory	Individual performance fails to achieve most objectives. May show skill or behaviour deficiencies that is impacting results. An immediate and significant improvement in performance is required.	0%

Applying this rating scale brings consistency of approach throughout the Company. When applied at the executive level, it has the effect of narrowing the range of performance ratings, as in prior years, performance could be rated as low as 0 or up to a factor of 2.0. On the other hand, this system also caps the upside of performance-related compensation as the top rating equates to a performance factor of 1.25 versus prior years’ top potential rating of 2.0. This system also offers the benefit of Company-wide consistency to performance-based compensation.

Mr. Conway’s individual goals included matters relating to the building of the Company’s portfolio of precious metals assets, building key skills within the Company, management of shareholder and stakeholder relations, and overall strategic execution. The Human Resources Committee considered the accomplishments of the Company in 2015 including positive operations results, the effective execution of the succession plan and the elimination of two executive positions with the effect of reducing corporate overhead, key new hires, improved results for Black Fox and advancement of strategic matters, and recognized Mr. Conway’s leadership role in these accomplishments. They also noted the challenges faced by the Company including recognition of impairment charges and negative shareholder returns in 2015. They determined his personal achievement factor should be consistent with the corporate achievement, being 0.79.

During 2015, while in the position of President and Chief Operating Officer, Mr. Mast’s main individual goals were to continue expanding the San Dimas mine operation and the optimization of the Black Fox Complex. In addition, he effectively led the change of the general managers of both operations, while contributing to corporate development. His overall personal performance was rated “Effective” which translates to an on-target achievement factor of 1.0.

During 2015 Ms. Kaufman’s individual goals focused on the establishment of a new finance team in Toronto and the achievement of a major improvement in financial reporting and site information integration, achieving enhanced internal controls, administrative spending oversight, and general efficiencies. Financial liquidity was maintained. Her overall personal performance was rated “Effective” which translates to an on-target achievement factor of 1.0.

Ms. Lendon’s individual goals focused on legal and regulatory management, implementing key governance and disclosure enhancements, advancing legal aspects of strategic initiatives and supporting ongoing risk mitigation through compliance and training. Her overall personal performance was rated “Effective” which translates to an on-target achievement factor of 1.0.

Ms. Brown’s individual goals and accomplishments focused on investor relations and corporate communications and corporate development matters, including the assessment of domestic and international M&A opportunities. Ms. Brown assumed the corporate development role in October 2015, and she has continued to refine a more structured approach targeting long-term opportunities, while maintaining an opportunistic approach, given a continually evolving market. Her overall personal performance was rated “Effective” which translates to an on-target achievement factor of 1.0.

Annual Performance-Based Cash Incentives Awarded

Annual performance-based cash incentives for the financial year ended December 31, 2015 were determined in March 2016 on the basis described above and are anticipated to be paid in April 2016. The annual performance-based cash incentive amounts, as disclosed in the following table, will be reported as income for 2015 by the respective NEO.

Annual
Performance-
Based Cash
Incentive
Named Executive Officer	Amounts

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER	$641,875

ERNEST MAST, PRESIDENT AND CHIEF OPERATING OFFICER	$311,666	(1)

WENDY KAUFMAN, CHIEF FINANCIAL OFFICER	$238,000

MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	$238,000

TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	$178,500

_____________________________ Note:
(1) Prorated for 11 months of the year.

NEO’s Summary Cash Compensation

	Salary				Annual Incentive Plans
	2015		2014	2013	2015		2014	2013
	Actual	Target(1)	Actual	Actual	Actual	Target	Actual	Actual

JOSEPH CONWAY	650,000	700,000	650,000	650,000	641,875	812,500	747,500	1
CEO								,324,375

ERNEST MAST(2)	458,333	490,000	N/A	N/A	311,666	400,000	N/A	N/A
PRESIDENT AND
COO

WENDY KAUFMAN	400,000	400,000	95,583	N/A	238,000	280,000	60,220	N/A
CFO

H. MAURA	400,000	400,000	315,000	315,000	238,000	280,000	255,780	259,875
LENDON
CGC &
CORPORATE
SECRETARY

TAMARA	294,583	350,000	250,000	250,000	178,500	210,000	162,000	206,250
BROWN(2)
VP, CORPORATE
DEVELOPMENT

Notes:

(1)

Target salaries are based on the Consultant’s 2014 Report for executives in their respective positions as of January 1, 2015, Mr. Conway, Ms. Kaufman and Ms. Lendon. For executives who were hired or promoted into new roles during 2015, the target salary reflects the Consultant’s 2015 Report due to the absence of appropriate target points in the 2014 Report.

(2)

Mr. Mast’s actual salary and annual incentive are prorated based his start date of February 1, 2015. Ms. Brown’s actual salary reflects her role as Vice President, Investor Relations until October 15, 2015, and Vice President, Corporate Development and Investor Relations thereafter; her target salary is based on her role as Vice President, Corporate Development and her actual and target annual incentives are based on her role as at 2015 year end.

Long-Term Performance-Based Incentives – Equity Based Compensation

Long-term incentive grants pursuant to the Company’s Stock Option Plan, and its phantom share unit plans serve two purposes: (a) to align the interests of the Company’s directors and executive officers with those of Primero’s shareholders, and (b) to provide a long-term incentive to reward those individuals for their contribution to the generation of shareholder value. The vesting element encourages the executive to remain with the organization, and the potential to realize longer term value mitigates the risk of executive focus on short term initiatives at the expense of longer term sustainability of value creation.

Commencing with the 2015 grants (made in early 2016), to strengthen the link to performance, the Human Resources Committee approved the inclusion of a performance metric to equity-based grants. Executive performance is annually assessed against functional goals established at the beginning of the year, strongly tied to overall company performance and overall individual performance. Through this process, a performance rating for each executive is determined and applied in calculating the quantum of each executive’s annual performance-based cash incentive, as described above in “NEOs’ Achievement Factors.” The same performance factor is also used as a multiplier in determining the quantum of the NEO’s long-term performance-based equity-based compensation grants. The performance rating of each executive multiplies the long term incentive target to determine quantum of the grant:

Performance Rating Scale

	Rating	Factor
4	Exceptional	125%
3	Effective	100%
2	Developing	80%
1	Unsatisfactory	0%

Recommendations for the grant of long-term incentive awards to executive officers, other than the CEO, are made to the Human Resources Committee by the CEO, and the Human Resources Committee in turn makes recommendations in respect of such awards for consideration and approval by the Board. In determining the number and composition of long-term incentive award grants to the NEOs, the Board has regard to several considerations, including the advice of the Consultant, the level of equity-based compensation granted to officers among the peer comparator companies (see “Benchmarking” above), previous grants of stock options and PSUs, the overall number of outstanding options relative to the number of outstanding Common Shares, performance of the Company in relation to attainment of business goals, shareholder returns, and the responsibility, ability, experience, level of commitment, and the degree of time and effort expended, of the executive officer.

While the Human Resources Committee applies a methodology which it considers appropriate, the committee also has discretion to adjust awards where circumstances warrant, such as to ensure equitable treatment as well as ensure alignment with shareholder interests. The committee exercised this discretion in early 2016, in connection with its recommendations for the annual long-term incentive equity-based compensation grants due to the sharp drop in the Company’s share price following its February 3, 2016 news release announcement of the legal claim filed by the Mexican tax authorities seeking to nullify the Company’s APA4. This unexpected announcement resulted in an anomalously low share price, immediately prior to the typical timing of the Company’s annual equity-based compensation grants. In consultation with the CEO, the committee recommended, and the Board approved, stock option grants based upon an exercise price of $2.95 per stock option (being the 30 day VWAP of common shares as of February 8, 2016) and an assumed value of $2.95 per PSU for determining the quantum of share units to be issued relative to a total grant value. This heavily weighted the inherent value of equity-based compensation to pre-announcement common share value to ensure alignment with shareholders who held shares through this period: as a result of applying this significantly ‘above-market’ grant value, executive officers will have to see significant share price appreciation to realize value from their 2016 stock option grants, and the immediate value of their 2016 PSU grants is correspondingly lower. As a result of this discretionary upward valuation by the Board, the stock option and PSU grants, as approved, would otherwise have been issued as of February 23, 2016, with a stock option exercise price of $2.01 according to the Stock Option Plan terms (i.e., the exercise price of the options as issued is 47% higher) and an assumed value of a PSU based on the day’s closing price of $2.24 to determine the number of PSUs, resulting in a grant of 24% fewer PSUs.5 In short, the loss in shareholder value was reflected in our long-term incentive equity-based compensation grants and we believe the grants, as made, incents and aligns management to create longer term shareholder value.

_____________________________
4 Please also refer to the Company’s Management’s Discussion & Analysis for the Years Ended December 31, 2015 and 2014, dated February 17, 2016.

Stock Option Plan

For a detailed discussion of the Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan” below. Options granted under the Stock Option Plan vest in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement, or if there is no such agreement, at the discretion of the Board and generally, in thirds on each of the three anniversaries of the grant date, and may be exercised between their vesting date and their expiry date which is typically the fifth anniversary date of the grant. When the share price of the Company’s Common Shares exceeds the exercise price of the stock option set in relation to the value of the Common Shares at the time of the grant, there is economic value in the stock option which aligns an executive officer’s economic interests with those of the Company’s shareholders. As stock options generally have a five year term they offer a longer term incentive than PSUs which expire after three years. This plan is being submitted to shareholders for renewal at the Meeting as described above in “Approval of Stock Option Plan”. The Stock Option Plan, as submitted to shareholders at the Meeting, will not allow for grants of stock options to be made to non-employee directors, reflecting the Company’s existing practice.

Phantom Share Unit Plans

For a detailed discussion of the 2013 PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – 2013 PSU Plan” below. In 2013, the Board approved a phantom share unit plan (the “2013 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2013 PSU Plan offered the Company the flexibility to pay awards upon vesting in cash and/or by the delivery of Common Shares. As grants have value according to the value of the Company’s Common Shares, such grants promote alignment of interests between the shareholders and executive officers and employees. The value of a PSU continues to track the value of a Common Share when the share price falls below the PSUs grant date value offering enhanced alignment with the Company’s shareholders’ experience, complementing the stock option which holds no economic value if the price of Common Shares falls below the stock option’s exercise price. In 2015, all executives’ grants of PSUs were made pursuant to the 2013 PSU Plan. Under the 2013 PSU Plan, vesting is to be determined by the Board and, generally, the PSU grants vest in thirds on each of the three anniversaries of the grant date, and become payable upon vesting. This plan is being submitted to shareholders for renewal at the Meeting as described above in “Approval of the 2013 Phantom Share Unit Plan”.

In 2010, the Board approved a phantom share unit plan (the “2010 PSU Plan”), which allowed for an incentive and reward related to the achievement of long-term financial and strategic objectives of the Company and the resulting increase in shareholder value. The 2010 PSU Plan was intended to promote a greater alignment of interests between the shareholders and executive officers and employees by providing a non-dilutive opportunity to participate in increases in the value of the Company. The 2010 PSU Plan provided contingent future compensation based on Common Share price performance and is payable only in cash. On the adoption of the 2013 PSU Plan, the Company suspended use of the 2010 PSU Plan for its Canadian-based employees, and in 2015, suspended use of the 2010 PSU Plan for its Mexico-based employees.

_____________________________
5 Actual PSU grants were issued on March 18, 2016, upon receipt of TSX approval of Common Shares listed and reserved for issuance under the 2013 PSU Plan.

In 2012, shareholders approved a phantom share unit plan for its directors (the “Directors’ PSU Plan”). Under this Plan, the units issued can be settled in Common shares or cash. This plan was not re-approved by shareholders at the 2015 annual and general special meeting of shareholders. All outstanding Director PSUs previously issued under the Directors’ PSU Plan are unaffected and remain outstanding; however, the Company is unable to make any new grants under the Directors’ PSU Plan. For a detailed discussion of the 2013 PSU Plan and the Directors’ PSU Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Directors’ PSU Plan” below.

In February 2016, in view of the non-renewal of the Directors’ PSU Plan, the Board approved a cash-settled phantom share unit plan (the “Directors’ PSU Cash Plan”) to enable the 2016 equity-based retainer of $100,000 to be paid to non-employee directors (see “Director Compensation” below). The purpose of the plan is to promote a greater alignment of interests between the shareholders of the Company and selected non-employee directors by providing a non-dilutive opportunity to participate in increases in the value of the Company. The terms of the plan reflect the 2010 PSU Plan but with annual grant limits on total equity-based compensation payable to non-employee directors of $150,000 (with stock options, if any, not to exceed $100,000). The Directors’ PSU Cash Plan provided contingent future compensation based on Common Share price performance and is payable only in cash.

Deferred Share Unit Plan

In March 2015, the Board approved a Deferred Share Unit Plan (“DSU Plan”). It was subsequently approved by the Company’s shareholders at its Annual General and Special Meeting on May 6, 2015. The DSU Plan permits the Board to award “Key Officers” deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A DSU is a unit equivalent in value to a share. For a detailed discussion of the DSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” below.

Annual Long-Term Incentive Grant Methodology

In early 2016, the Human Resources Committee approved a methodology to determine the value of annual long-term incentive grants to the NEOs based upon a multiplier of the 2015 base salary according to the NEO’s position. Effective in 2016, the grant value is also adjusted based upon a performance factor, described above. The committee also recommended the resulting value of the grants should be awarded in equal portions of stock options and 2013 PSUs, with an above-market exercise price of an option being set at $2.95 and the deemed value of a PSU being set above-market at $2.95 (thereby adjusting downward the number of PSUs to be issued based on value), and the Board approved such grants, as described in more detail above in this section. In early 2016, as the CEO succession plan was completed on January 31, 2016, Mr. Mast’s annual long-term incentive grant reflected his role as CEO. Mr. Conway did not receive an annual grant as CEO, but rather received an equity grant pursuant to his engagement as Executive Vice Chairman of the Board. The annual long term incentive grants, and the grant to Mr. Conway as Executive Vice Chairman of the Board, as awarded in early 2016, are reflected in the Summary Compensation Table. In addition, the committee recommended that any prior grants pursuant to the 2013 PSU Plan which vest in 2016 should be paid in equity, unless the Board determines otherwise. The annual long-term incentive grant methodology, before the application of the performance factor and the 2016 above-market value adjustments, is as follows:

Multiplier x
2015 Base
Name	Salary

JOSEPH CONWAY, CHIEF EXECUTIVE OFFICER (1)	N/A
ERNEST MAST, PRESIDENT AND CHIEF EXECUTIVE OFFICER (2)	2.0 x $625,000
WENDY KAUFMAN, CHIEF FINANCIAL OFFICER	1.5 x $400,000
MAURA LENDON, CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY	1.5 x $400,000
TAMARA BROWN, VICE PRESIDENT, CORPORATE DEVELOPMENT AND INVESTOR RELATIONS(2)	1.25 x $350,000

_____________________________ Notes:
(1)	Mr. Conway’s grant as set out in the Summary Compensation Table is based upon his role as Vice Chairman of the Board according to an Engagement Agreement entered into between Mr. Conway and the Company as of January 21, 2016. See Summary Compensation Table.
(2)	Mr. Mast’s grant reflects his role as President and Chief Executive Officer. See Summary Compensation Table.

Performance Graph

On a post-consolidation basis, the following graph compares the total cumulative return for $100 invested in Common Shares on December 31, 2010 against the total cumulative return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the last five year period during which Primero has been a reporting issuer:

	December	December	December	December	December	December 31,
	31, 2010	31, 2011	31, 2012	31, 2013	31, 2014	2015

Primero	$100	$71	$139	$102	$97	$68

S&P TSX Composite Index	$100	$89	$92	$101	$109	$97
S&P/TSX Global Gold Index	$100	$86	$72	$37	$35	$31

Between December 31 2010 and June 2012, the Company’s share price performance underperformed the general trend of the market indices. From December 31, 2012 until December 31, 2015, the Company’s share price has generally underperformed the S&P TSX Composite index but significantly outperformed the S&P TSX Global Gold Index.

Over this period, the Company’s approach to executive compensation has transitioned from that of a junior single asset gold and silver producer to an emerging intermediate multi-jurisdiction, multi-asset producer. Since acquiring the San Dimas mine in August 2010, the Company’s executive compensation program has focused on performance-based incentives, including PSUs and stock options, the value of which is dependent upon the Company’s future share price performance. For 2010, the annual performance-based cash incentive awards reflected the fact that the Company did not meet all of its target performance measures. For 2011, the Company continued to use equity-based long-term incentives as a component of compensation, maintaining the alignment of compensation with Company’s share price performance, and the annual performance-based cash incentives awarded again reflected a low Company achievement factor (0.4), relating to challenges faced by the Company which were also mirrored in the Company’s share price performance. In 2012, the Company’s approach to overall executive compensation remained the same as in 2011, and annual performance-based cash incentive awards and equity-linked compensation grants (PSUs) were higher than in 2011 due to superior Company and personal performance and shareholder returns, reflecting a Company achievement factor of 1.4. In 2013, while there were no significant changes in approach to executive compensation, the Company achievement factor of 1.6 again reflected a superior corporate performance reflected in superior shareholder returns. In 2014, the Company maintained a consistent approach to overall executive compensation, and notwithstanding the strong strategic execution and performance relative to its peers, in view of general economic uncertainty affecting the mining industry, the Company elected to freeze 2014 base salaries for its executive officers and instead placed greater emphasis on at-risk compensation. The 2014 Company achievement factor of 0.9 reflected a lower overall performance than in 2013, lower than the S&P/TSX Composite Index, but in line with other gold industry companies reflected by the S&P/TSX Global Gold Index. In 2015, maintaining a consistent approach to overall executive compensation the Company made certain adjustments to executive base salaries to maintain their competitiveness in a year following executive recruitment and the need to assure retention and motivation. The 2015 Company achievement factor of 0.79 reflected lower overall performance than in 2014 and performance below other gold industry companies reflected by the S&P/TSX Global Gold Index.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the Named Executive Officers during the financial years ended December 31, 2015, 2014 and 2013:

					Non-equity
					incentive plan
					compensation ($)
Name and			Share-	Option-		Long-
current			based	based	Annual	term	Pension	All other	Total
principal		Salary	awards	awards	incentive	incentive	value	compensation	compensation
position	Year	($)	(3)(4)(5) ($)	(6)(7)(8) ($)	plans	plans	($)	($)(9)	($)

JOSEPH CONWAY(1)	2015	650,000	2,583,050(1)	N/A	641,875	N/A	N/A	N/A	3,874,925
CEO	2014	650,000	812,500	812,500	747,500	N/A	N/A	N/A	3,022,500
	2013	650,000	750,000	750,000	1,324,375	N/A	N/A	N/A	3,474,375

ERNEST MAST(2)	2015	458,333	913,135	1,000,000	311,666	N/A	N/A	57,633	2,740,767
PRESIDENT AND COO	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

WENDY KAUFMAN(2)	2015	400,000	258,305	300,000	238,000	N/A	N/A	N/A	1,196,305
CFO	2014	95,583	485,500	485,500(9)	60,220	N/A	N/A	N/A	1,126,803
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

MAURA LENDON	2015	400,000	258,305	300,000	238,000	N/A	N/A	N/A	1,196,305
CGC and CORPORATE	2014	315,000	236,000	236,000	255,780	N/A	N/A	N/A	1,042,780
SECRETARY	2013	315,000	220,000	220,000	259,875	N/A	N/A	N/A	1,014,875

TAMARA BROWN(2)	2015	294,583	188,349	218,750	178,500	N/A	N/A	N/A	880,182
VP, CORPORATE	2014	250,000	329,000	156,000	162,000	N/A	N/A	N/A	897,000
DEVELOPMENT	2013	250,000	156,000	156,000	206,250	N/A	N/A	N/A	768,250

(1)

Mr. Conway retired as Chief Executive Officer on January 31, 2016, whereupon he became Executive Vice Chairman of the Board pursuant to terms of engagement set out in an Engagement Agreement with the Company dated January 21, 2016. Pursuant to that Engagement Agreement, in consideration of his past services as CEO and as a long term incentive Mr. Conway was entitled to a grant of share units having a total value of $3,000,000. Consistent with the approach taken in respect of all other grants of share units during Q1 2016, the number of 2013 PSUs granted to Mr. Conway was determined applying a deemed value of 2.95 per share unit (being the 30 day VWAP of common shares as of February 8, 2016) to award 1,016,949 2013 PSUs to Mr. Conway. Such PSUs were issued on March 18, 2016 with an award- date value of $2.54, being the closing price of Common Shares on the TSX on March 18, 2016.

(2)

Mr. Mast was appointed President and Chief Operating Officer on February 1, 2015 and his 2015 annual incentive is prorated for his partial year of service. On January 31, 2016 Mr. Mast was appointed President and Chief Executive Officer. Ms. Kaufman was appointed CFO of the Company on September 29, 2014 and her 2014 annual incentive is prorated for her partial year of service. Ms. Brown was appointed Vice President, Corporate Development and Investor Relations on October 16, 2016 and prior to that was Vice President, Investor Relations. Ms. Brown’s 2015 annual incentive is based upon her 2015 year-end role and base salary.

(3)

On March 18, 2016, the Company awarded PSUs under the 2013 PSU plan based upon performance by the NEOs in 2015 each priced at $2.54, being the closing price of Common Shares on the TSX on March 18, 2016 as follows:. 1,016,949 PSUs, 211,864 PSUs, 101,695 PSUs, 101,695 PSUs and 74,153 PSUs were awarded to each of Mr. Conway, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown, respectively.

(4)

On February 17, 2015, the Company awarded PSUs under the 2013 PSU plan for services rendered by the NEOs in 2014 each priced at $4.02, being the closing price of Common Shares on the TSX on February 17, 2015 as follows: Mr. Conway was granted 202,114 PSUs valued at $812,500; Ms. Kaufman was granted 51,741 PSUs valued at $208,000; Ms. Lendon was granted 58,706 PSUs valued at $236,000; Ms. Brown was granted 81,841 PSUs valued at $329,000 (of which 43,035 PSUs represented a one-time, immediate vesting grant made to address an historical inequity). Ms. Kaufman’s total grants include an initial hiring date grant on November 10, 2014 of 74,798 2013 PSUs valued at $277,500 (priced at $3.71). In addition, on February 17, 2015, Mr. Mast was awarded an initial hiring grant of 93,284 PSUs and these PSUs are valued at $4.02 each, being the closing price of Common Shares on the TSX on February 17, 2015.

(5)

On February 18, 2014, the Company awarded PSUs under the 2013 PSU Plan based upon performance by the NEOs in 2013 each priced at $7.40, being the closing price of Common Shares on the TSX on February 18, 2014. Mr. Conway was awarded 101,350 PSUs valued at $750,000. Ms. Lendon was awarded 29,730 PSUs valued at $220,000. Ms. Brown was awarded 21,081 PSUs valued at $156,000.

(6)

On February 23, 2016, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown were granted options to purchase 625,000 Common Shares, 300,000 Common Shares, 300,000 Common Shares and 218,750 Common Shares, respectively, at a per share exercise price of $2.95 expiring on February 17, 2021. These options have a grant date fair value of $1.00 each, calculated using the Black- Scholes option pricing model with a per share exercise price of $2.95, expected life of 4.3 years, and volatility of 62%.

(7)

On February 17, 2015, Mr. Conway, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown were granted options to purchase 477,941 Common Shares, 220,588 Common Shares, 122,353 Common Shares, 133,824 Common Shares and 91,765 Common Shares, respectively, at a per share exercise price of $4.19 expiring on February 17, 2020. Mr. Mast’s grant represented his hiring grant of options. These options have a grant date fair value of $1.70 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $4.19, expected life of 3.5 years, and volatility of 57%.

(8)

On February 18, 2014, Mr. Conway, Ms. Lendon and Ms. Brown were granted options to purchase 250,000 Common Shares, 73,333 Common Shares and 52,000 Common Shares, respectively, at a per share exercise price of $7.40 expiring on February 18, 2019. These options have a grant date fair value of $3.00 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $7.40, expected life of 3.5 years, and volatility of 53%. On November 10, 2014, Ms. Kaufman was granted an initial hiring grant of options to purchase 164,757 Common Shares at a per share exercise price of $4.11 expiring on November 10, 2019. These options have a grant date fair value of $1.40 each, calculated using the Black-Scholes option pricing model with a per share exercise price of $4.11, expected life of 3.5 years, and volatility of 55%.

(9)

With the exception of Mr. Mast, none of the NEOs received perquisites that in the aggregate are worth $50,000 or more, or are worth 10% or more of the NEO’s total salary for a financial year. Mr. Mast’s ‘All Other Compensation’ includes relocation expenses of $50,293 among other group benefits.

The fair value of the options in the above table is estimated using the Black-Scholes option pricing model, consistent with common practice among companies in the Canadian mining industry. However, option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which options may be freely traded and in any event the Company does not allow its employee options to be traded. Readers are cautioned not to assume that the value derived from the model is the value that an optionee might receive if the options were freely-traded, nor assume that these amounts are the same as those reported by the employee as income received for tax purposes. For financial statement purposes, the fair value of options is charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the fair value is shown in totality on the date of grant.

The fair value of the PSUs in the above table is estimated based on the market value of the Common Shares on the grant date. For financial statement purposes, the 2010 PSUs are marked to market and the value is charged to the statement of operations rateably over the vesting period and the 2013 PSUs are valued on the grant date and charged to the statement of operations rateably over the vesting period, whereas for the purposes of this Information Circular the grant date fair value is shown in totality on the date of grant.

As of the date of this Information Circular, Primero does not offer any benefits to its Named Executive Officers other than as disclosed in this Information Circular.

Incentive Plan Awards

For a discussion of the Company’s Stock Option Plan see “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”, and for a discussion of the Company’s PSU Plans see “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Equity Compensation – PSU Plans” and “Securities Authorized for Issuance Under Equity Compensation Plans”.

Outstanding Share-Based and Option-Based Awards

The following table sets out the awards granted to Named Executive Officers that are outstanding at the end of the fiscal year ended December 31, 2015. This table includes awards granted before the most recently completed financial year.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share- based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(5)

JOSEPH CONWAY	477,941	4.19	17-Feb-20	Nil		1,109,5
CEO	250,000	7.40	18-Feb-19	Nil	359,065	11	N/A

ERNEST MAST
PRESIDENT AND	220,588	4.19	17-Feb-20	Nil	93,284	288,248	N/A
COO

WENDY KAUFMAN	122,353	4.19	17-Feb-20	Nil	101,606	313,963	N/A
CFO	164,757	4.11	10-Nov-19	Nil

MAURA LENDON	138,824	4.19	17-Feb-20	Nil
CGC AND	73,333	7.40	18-Feb-19	Nil	100,528	310,632	N/A
CORPORATE	75,000	2.60	31-Mar-17	36,750
SECRETARY

TAMARA BROWN
VP,	91,765	4.19	17-Feb-20	Nil
CORPORATE	52,000	7.40	18-Feb-19	Nil	70,737	218,577	N/A
DEVELOPMENT
AND INVESTOR
RELATIONS

_____________________________ Notes:
(1)	Does not include options granted to NEOs on February 17, 2016 in respect of services rendered in 2015. See “Summary Compensation Table” Note (6).

(2)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares based on the December 31, 2015 closing price of Primero’s Common Shares on the TSX of $3.09 per share.

(3)

Does not include PSUs granted to NEOs on March 18, 2016 in respect of services rendered in 2015. See “Summary Compensation Table” Note (3). Of the PSUs outstanding at December 31, 2015, 129,263 PSUs were issued under the 2010 PSU plan (89,384 PSUs, 22,002 PSUs and 17,877 PSUs for Mr. Conway, Ms. Lendon and Ms. Brown, respectively) and 595,957 PSUs were issued under the 2013 PSU plan (269,681 PSUs, 93,284 PSUs, 101,606 PSUs, 78,526 PSUs and 52,860 PSUs for Mr. Conway, Mr. Mast, Ms. Kaufman, Ms. Lendon and Ms. Brown, respectively).

(4)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2015, being the December 31, 2015 closing price of $3.09 per share.

(5)	There were no PSUs granted to the NEOs which vested during 2015 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2015.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2015

The following table sets out, for each NEO, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2015:

					Non-equity
	Option-based		Share-based		incentive plan
	awards – Value		awards – Value		compensation –
	vested during		vested during		Value earned
	the year		the year		during the year
Name	($)		($)		($)

JOSEPH CONWAY CEO	Nil		1,176,033	(3)	641,875

ERNEST MAST	N/A(1)		N/A(1)		311,666

WENDY KAUFMAN CFO	Nil		69,812	(4)	238,000

H. MAURA LENDON CGC and Corporate Secretary	41,750	(2)	346,388	(5)	238,000

TAMARA BROWN VP CORPORATE DEVELOPMENT AND INVESTOR RELATIONS	Nil		396,825	(6)	178,500

_____________________________ Notes:
(1)	No options or PSUs granted to Mr. Mast vested during the year ended December 31, 2015.

(2)	The closing price on the vesting date of 25,000 options, which are exercisable at $2.60 per share, was $4.27.

(3)

The 20-day share VWAP on the vesting date of 89,384 PSUs, and 153,846 PSUs were $4.47 and $4.16 per share, respectively and were settled in cash. 33,784 PSUs were settled in common shares at a value of $4.04 per share.

(4)	24,933 PSUs were settled in common shares at a value of $2.80 per share.

(5)

The 20-day share VWAP on the vesting date of 22,002 PSUs, and 50,000 PSUs were $4.47 and $4.16 per share, respectively and were settled in cash. 9,910 PSUs were settled in common shares at a value of $4.04 per share.

(6)

The 20-day share VWAP on the vesting date of 17,877 PSUs, and 27,564 PSUs were $4.47 and $4.16 per share, respectively and were settled in cash. 50,062 PSUs were settled in common shares at a value of $4.04 per share.

Executive Employment Agreements, Termination and Change in Control Provisions

Each of the NEOs is party to an employment agreement with the Company (the “Executive Employment Agreements”).

The NEOs’ Executive Employment Agreements establish their base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. NEOs are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options or PSUs, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The NEOs’ Executive Employment Agreements also provide for termination payments in the event of (i) a termination of employment without cause (including by constructive dismissal), or (ii) if, within 12 months of a “Change in Control”, the executive was terminated without cause or the executive resigned because of a material reduction or change in his or her position, duties or remuneration. In each case, the terminated executive is entitled to a termination payment equal to: 200% of his or her annual base salary, plus two times the average annual performance-based cash incentive awarded to the executive in the two prior years plus, in respect of benefits, 10% of 200% of the base salary or the continuation of benefits for up to 24 months. In addition, all outstanding options granted to the terminated executive, would vest immediately, subject to the terms of the Company’s Stock Option Plan, and continue to be exercisable for the duration of the relevant term. Further, all unvested PSUs held by the executive would automatically vest in accordance with the PSU Plan and would be subject to be paid out.

The estimated incremental payments from the Company to each executive employee upon termination without cause or resignation for material reduction or change in position, duties, or remuneration related to a Change in Control, and without cause (not related to a Change in Control), assuming the triggering event occurred on December 31, 2015, are as follows:

		Estimated Incremental
Name	Element	Payment

JOSEPH CONWAY	Termination Payment (1)	$2,819,375
CEO
	Amount of outstanding PSUs(2)(3)	$1,145,417,

ERNIE MAST	Termination Payment (1)	$1,840,000
President and COO
	Amount of outstanding PSUs(2)	$297,576

WENDY KAUFMAN	Termination Payment (1)	$1,377,000
CFO
	Amount of outstanding PSUs(2)	$324,123

MAURA LENDON	Termination Payment (1)	$1,373,780
CGC and Corporate
Secretary	Amount of outstanding PSUs(2)(3)	$320,684

TAMARA BROWN	Termination Payment (1)	$1,110,500
VP, Corporate
Development	Amount of outstanding PSUs(2)(3)	$225,651

_____________________________ Note:
(1)

Amounts payable in respect of the annual performance-based cash incentive reflect actual average annual awards for Mr. Conway, Ms. Lendon, and Ms. Brown. For Mr. Mast, the average is calculated using the target performance-based cash incentive for one year and his actual 2015 award pro-rated to reflect value for one full year. For Ms. Kaufman, the average is calculated using the target performance-based cash incentive for one year and her actual 2015 award.

(2)

Assumes PSUs, issued under the 2013 PSU Plan vested and were paid in cash on December 31, 2015 at a 5-day share VWAP of $3.19 per PSU. The number of PSUs for each NEO was 269,681 for Mr. Conway, 93,284 for Mr. Mast, 101,606 for Ms. Kaufman, 78,526 for Ms. Lendon and 52,860 for Ms. Brown

(3)

Assumes PSUs issued under the 2010 PSU Plan vested and were paid in cash on December 31, 2015 at a 20-day VWAP of $3.19 per PSU. The number of PSUs for each NEO was 89,384 for Mr. Conway, 22,002 for Ms. Lendon and 17,877 for Ms. Brown.

Director Compensation

The Human Resources Committee, in conjunction with the Governance and Nominating Committee establishes recommendations for director compensation on an annual basis. It considers data provided by examining board compensation at the same benchmark companies used to establish executive compensation (see “Benchmarking” above) as well as other factors including third party reports and general industry experience. For the financial year ended December 31, 2015, the Board adopted the director compensation strategy consistent with the Consultant’s report prepared in late 2014. In such report, the Consultant reviewed the Company’s approach to the compensation of directors and concluded that the approach was market competitive and recommended that no changes be made to director compensation. Under that compensation structure, each director received an annual cash retainer and equity-based retainer of Directors’ PSUs, as well as meeting and travel day fees, and the Committee Chairs received an additional annual cash retainer. Mr. Nesmith, as a non-executive director and Chairman of the Board is compensated according to a letter agreement dated March 15, 2015, entered into upon the expiry of his previous engagement agreement (the “Chairman’s Agreement”). The Chairman’s Agreement sets the Chairman’s annual cash retainer and equity retainer to be two times the annual cash and equity retainers, respectively, for independent directors. The Board was satisfied that this compensation structure was reasonable, competitive and would assist in attracting and retaining superior candidates for Board service.

2015 Compensation
Services Provided	Payable
Chairman	$150,000 per year
Chairman (Directors’ PSUs)	$200,000 per year
Board Member	$75,000 per year
Board Member (Directors’ PSUs)	$100,000 per year
Chair, Audit Committee	$20,000 per year
Chair, Other Committees	$10,000 per year
Meeting Fees	$1,500 per meeting
Travel Day Fees	$1,500 per day

The Chairman’s Agreement has a five year term and was entered into as part of the Board’s succession planning initiatives in relation to the roles of CEO and Chairman. In recognition of Mr. Nesmith’s role as the founder of the Company and to oversee the development and execution of succession plans for both the CEO and the Chairman roles, pursuant to the Chairman’s Agreement, he was granted a retirement allowance of deferred share units (“DSUs”) equal to $1.5 million (as at the date of award) under a deferred share unit plan (the “DSU Plan”). The DSUs vest in equal amounts annually over a five (5) year period and will be redeemable subject to the terms and conditions of the DSU Plan. Redemptions of DSUs may occur during a specified period after the recipient has ceased to be a director, officer or employee of the Company and are payable in cash or Common Shares at the election of the Board. A summary description of the DSU Plan can be found under “Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” below. The following disclosure summarizes the amount of compensation provided to each of the directors during the Company’s most recently completed financial year ended December 31, 2015, but excludes the compensation of Mr. Conway. See “Summary Compensation Table” above for a summary of the compensation paid to Mr. Conway during the financial year ended December 31, 2015.

Name	Fees earned ($)	Share- based awards ($)(1)	Accounting Fair Value of Option- based awards ($)	Non- equity incentive plan compen- sation ($)	Pension Value ($)	All other compen- sation ($)	Total ($)

WADE NESMITH	215,167	1,700,000	Nil	Nil	Nil	Nil	1,915,167

DAVID DEMERS	126,750	100,000	Nil	Nil	Nil	Nil	226,750

GRANT EDEY	111,750	100,000	Nil	Nil	Nil	Nil	211,750

ROHAN HAZELTON(2)	89,750	100,000	Nil	Nil	Nil	Nil	189,750

EDUARDO LUNA	100,250	100,000	Nil	Nil	Nil	Nil	200,250

ROBERT QUARTERMAIN	103,250	100,000	Nil	Nil	Nil	Nil	203,250

MICHAEL RILEY	138,250	100,000	Nil	Nil	Nil	Nil	238,250

BRAD MARCHANT	108,083	100,000	Nil	Nil	Nil	Nil	208,083

_____________________________ Notes:

(1)

These figures do not include the 2016 annual equity-based retainers for services to be rendered in 2016 in the nominal amounts of $100,000 per director and $200,000 for the Chairman. Grants of PSUs to Mr. Conway in 2016 are disclosed in the ‘Summary Compensation Table’ above. The grant to each non-employee director (Mr. Demers, Mr. Edey, Mr. Luna, Mr. Quartermain, Mr. Riley, Mr. Marchant) was issued on February 23, 2016, pursuant to the Directors’ PSU Cash Plan based on a deemed value of $2.95 per unit (being the 30-day share VWAP of Common Shares on the TSX on February 8, 2016) which rendered 33,898 cash share units, and the actual value of the grant based on the grant date closing price of $2.24 was $75,932. Mr. Nesmith’s 2016 equity-based retainer was issued under the 2013 PSU Plan on March 19, 2016 based on a deemed value of $2.95 per unit which rendered 67,797 PSUs and the actual value of the grant based on the grant date closing price of $2.54 was $172,203.

(2)	Mr. Hazelton resigned from the Board effective August 31, 2015.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out the awards granted to each of Primero’s directors that are outstanding at the end of the fiscal year ended December 31, 2015, but excludes awards granted to Mr. Conway. See “Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards” above for a summary of the awards granted to Mr. Conway that are outstanding at December 31, 2015. This table excludes awards granted after December 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)(3)

WADE NESMITH	100,000	2.70	09-Jul-19	39,000	365,849	1,130,473	N/A

DAVID DEMERS	Nil	Nil	N/A	N/A	23,341	72,124	N/A

GRANT EDEY	Nil	Nil	N/A	N/A	23,341	72,124	N/A

ROHAN HAZELTON	Nil	Nil	N/A	N/A	21,266	65,712	N/A

EDUARDO LUNA	Nil	Nil	N/A	N/A	23,341	72,124	N/A

ROBERT QUARTERMAIN	Nil	Nil	N/A	N/A	23,341	72,124	N/A

MICHAEL RILEY	Nil	Nil	N/A	N/A	23,341	72,124	N/A

BRAD MARCHANT	Nil	Nil	N/A	N/A	23,341	72,124	N/A

_____________________________ Notes:
(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2015, which is the closing price of Primero’s Common Shares on the TSX on December 31, 2015, which was $3.09 per share.

(2)	The Company valued the PSUs at the financial year end at the market value of the Common Shares on the TSX on December 31, 2015, being the December 31, 2015 closing price of $3.09 per share.
(3)	There were no Director PSUs granted to the directors which vested during 2015 that remained not paid out or distributed at the end of the fiscal year ended December 31, 2015.

Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2015

The following table sets out, for each of Primero’s directors other than Mr. Conway, the value of option-based and share-based awards vested, and the value earned of non-equity incentive plan compensation, during the year ended December 31, 2015. See “Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned during the Year ended December 31, 2015” above for a summary of such information for Mr. Conway.

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during the	vested during the	Value earned
	year	year	during the year
Name	($)(1)	($)	($)

WADE NESMITH	N/A	1,374,685 (2)	Nil

DAVID DEMERS	N/A	66,962 (3)	Nil

GRANT EDEY	N/A	66,962 (3)	Nil

ROHAN HAZELTON	N/A	38,533 (4)	Nil

EDUARDO LUNA	N/A	66,962 (3)	Nil

ROBERT QUARTERMAIN	N/A	66,962(3)	Nil

MICHAEL RILEY	N/A	66,962 (3)	Nil

BRAD MARCHANT	N/A	63,821 (5)	Nil

Notes:
(1)	No options granted to directors vested during the year ended December 31, 2015.
(2)	52,217 Directors’ PSUs were settled in Common Shares at a value of $3.09 per Common Share. The 20-day VWAP on the vesting date of 291,667 PSUs paid out to Mr. Nesmith which were issued under the 2010 PSU Plan was $4.16.
(3)	The 5-day VWAP on the vesting date of 22,546 Director PSUs paid out under the Directors’ PSU Plan was $2.97.
(4)	The 5-day VWAP on the vesting date of 12,974 Director PSUs paid out under the Directors’ PSU Plan was $2.97.
(5)	20,654 Director PSUs were settled in Common Shares at a value of $3.09 per Common Share.

While certain historical grants remain outstanding under the Director PSU Plan no new grants will be made under that plan, and following approval of the Stock Option Plan as proposed to be amended, non-employee directors will no longer qualify for grants under the Stock Option Plan. Following approval of the 2013 PSU Plan as proposed to be amended, directors will be entitled to grants under such plan subject to certain limits that will apply to grants to non-employee directors. For a discussion of the proposed amendments to the Stock Option Plan and the 2013 PSU Plan see “Approval of Stock Option Plan” and “Approval of the 2013 Phantom Share Unit Plan,” respectively. For a discussion of the Company’s equity compensation arrangements see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Share Ownership

The following table provides share ownership information of directors, CEO and Executive Vice Chairman as of March 21, 2016 and the change in share ownership relative to March 20, 2015.

Director	Reporting Period	Number of common shares	Number of PSUs	Total number of common shares and PSUs	Total Value of common shares and PSUs	Amount required	Minimum Share Ownership
Wade	21-Mar- 16	387,151	117,857	505,008	1,313,02 1	450,000	Complies
Nesmith	Change vs 20- Mar-15	52,217	(276,086)	(223,869)	(1,864,8 83)	(300,000)

Joseph (1)	21-Mar- 16	722,068	1,185,47 4	1,907,542	4,959,60 9	375,000	Complies
Conway	Change vs 20- Mar-15	142,973	672,563	815,536	198,463	(1,575,00 0)

David	21-Mar- 16	163,102	57,239	220,341	572,887	255,000	Complies
Demers	Change vs 20- Mar-15	Nil	11,352	11,352	(338,305)	(15,000)

Grant	21-Mar- 16	53,394	56,966	110,360	286,936	255,000	Complies
Edey	Change vs 20- Mar-15	Nil	11,079	11,079	(145,929)	75,000

Eduardo	21-Mar- 16	156,620	57,240	213,860	556,036	225,000	Complies
Luna	Change vs 20- Mar-15	Nil	11,353	11,353	(326,895)	75,000

Brad (2)	21-Mar- 16	38,891	57,239	96,130	249,938	255,000	Complies
Marchant	Change vs 20- Mar-15	20,654	13,244	33,898	(21,394)	105,000

Ernest(3)	21-Mar- 16	38,209	274,053	312,262	811,881	1,875,000	Complies
Mast	Change vs 20- Mar-15	-	-	-	-	-

Robert A.	21-Mar- 16	30,000	57,239	87,239	226,821	225,000	Complies
Quartermain	Change vs 20- Mar-15	Nil	11,352	11,352	(104,046)	75,000

Michael	21-Mar- 16	56,000	57,239	113,239	294,421	285,000	Complies
Riley	Change vs 20- Mar-15	31,000	11,352	42,352	(14,646)	75,000

Notes:

(1)

Mr. Conway retired as Chief Executive Officer on January 31, 2016, whereupon he became Executive Vice Chairman of the Board pursuant to terms of engagement set out in an Engagement Agreement with the Company dated January 21, 2016.

(2)	Mr. Marchant joined the board in June, 2013 and has five years from the date of his appointment to establish the required level of shareholding.
(3)	Mr. Mast was appointed as President and CEO in January, 2016 and has five years from the date of his appointment to establish the required level of shareholding.
(4)	The closing value of our Common Shares on the TSX was $2.60 on March 21, 2016 and $4.36

Directors’ and Officers’ Liability Insurance

The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $50 million with a $100,000 deductible per claim, except for US securities law claims, in which case the deductible is $350,000. The cost of coverage for the term November 15, 2015 to November 15, 2016 was $277,000. Directors and officers do not pay any portion of the premiums. No indemnity claims were made or became payable in 2015.

Securities Authorized For Issuance Under Equity Compensation Plans

The Company currently has four equity compensation plans: (i) the Stock Option Plan, (ii) the 2013 PSU Plan, (iii) the Deferred Share Unit Plan and (iv) the Directors’ PSU Plan (which plan ceased to be used for issuing equity-based compensation to directors as of June 2015) (collectively, the “Equity Compensation Plans”). The aggregate number of Common Shares that may be reserved for issuance under Equity Compensation Plans will not exceed 10% of the issued and outstanding Common Shares at such time on a non-diluted basis (which as at the date hereof, represents 16,464,809 Common Shares).

As of March 21, 2016:

•	options have been issued under the Stock Option Plan which may be exercised for 6,424,167 Common Shares (representing 3.9% of the issued and outstanding Common Shares of the Company);

•

Directors’ PSUs have been issued which may be settled, at the discretion of the holder, for an aggregate of 211,371 Common Shares (representing 0.1% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans;

•

2013 PSUs have been issued under the 2013 PSU Plan which may be settled, at the sole discretion of the Board, for an aggregate of 4,481,917 Common Shares (representing 2.7% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans; and

•

DSUs have been issued under the DSU Plan which may be settled, at the sole discretion of the Board, for an aggregate of 315,790 Common Shares (representing 0.2% of the issued and outstanding Common Shares of the Company), subject to the overall cap on securities issuable under the Equity Compensation Plans.

Based on the number of Common Shares outstanding on March 21, 2016, a total of 5,031,564 Common Shares (representing approximately 3.1% of the outstanding Common Shares of the Company) are currently available to be granted under the Equity Compensation Plans (assuming that all existing 2013 PSUs and Directors’ PSUs are paid out in Common Shares).

Stock Option Plan

The following description of the Stock Option Plan, and all references to the Stock Option Plan in this Information Circular, reflect the Stock Option Plan as proposed to be amended, a complete copy of which is set out in Schedule “A” of this Information Circular.

The Company’s Stock Option Plan was first implemented in August 2010. The Stock Option Plan was adopted in order to attract and retain officers, employees, and consultants, and to motivate these individuals to advance the interests of the Company by way of stock options granted under the Stock Option Plan, and as first implemented was also available to directors of the Company. Under the Stock Option Plan, the number of Common Shares that may be issued on the exercise of options granted under the plan must not exceed 10% of the issued and outstanding shares of the Company at the time an option is granted (less any Common Shares reserved for issuance under other share compensation arrangements including the Equity Compensation Plans). Any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the Stock Option Plan in the future. In the event that an option granted under the Stock Option Plan expires unexercised or is terminated by reason of dismissal of the optionee for cause or is otherwise lawfully cancelled prior to exercise of the option, the Common Shares that were issuable under such options will be returned to the Stock Option Plan and will be eligible for re-issue. For greater certainty, options which are exercised will increase the number of options available to the Stock Option Plan by the relevant percentage of issued and outstanding Common Shares.

The total number of Common Shares issuable to insiders, at any time, or issued to insiders during any one year period, pursuant to the exercise of options granted under the Stock Option Plan, or when combined with all other share compensation arrangements (including the Equity Compensation Plans), will not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Other than this insider participation limit, the Stock Option Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Stock Option Plan.

The following is a summary of the material terms of the Stock Option Plan:

Eligible Participants. Only individuals who are bona fide officers, employees, management company employees or consultants (and companies which are 100% owned by one or more such individuals) may participate in the Stock Option Plan. While the Stock Option Plan, as initially adopted, included directors, the amendments proposed to be adopted pursuant to the Stock Option Plan Resolution will eliminate participation of non-employee directors in accordance with good governance practices.

Exercise Price. Except as described below, while the Common Shares are listed on the TSX, the exercise price of options granted under the Stock Option Plan will be determined based on the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the option and the volume weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the option. The Board may also determine to grant options at an exercise price that is greater than such prices where they determine, in the proper exercise of their discretion, that neither the closing price nor the volume weighted average price are appropriate to establish the exercise price for any particular grant. If the Common Shares are not listed on the TSX, such calculation will be made by reference to the price on any other stock exchange on which the Common Shares are listed (and if listed on more than one exchange, then using the exchange on which the majority of Common Shares are traded). If the Common Shares are not listed on an exchange, then the Board will determine the price using good faith discretion. Option grants made to executive officers on February 23, 2016 were, at the discretion of the Board, issued at an exercise price of $2.95 per Common Share, which was greater than the VWAP for the 5 days preceding the grant date, $2.01. (See “Long-Term Performance-Base – Equity Based Compensation” above.)

Cashless Exercise. An optionee may elect to undertake a “cashless exercise” of his or her options with the assistance of a broker by selling the number of underlying shares necessary to raise and amount equal to the exercise price of the optionee’s options. Alternatively, an optionee may elect to receive the number of Common Shares equal to the number of Common Shares underlying the options being exercised multiplied by the difference between the fair market value of the Common Shares and the exercise price of the options all divided by the fair market value of the common shares.

Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or, if there is no such agreement, at the discretion of the Board. Awards made to date typically vest one third on each of the three anniversaries following the grant date.

Cancellation and Change of Control. Under the terms of the Stock Option Plan, on a change of control, unvested options then outstanding will be substituted by or replaced with stock options of the surviving entity, the potential successor, or any affiliates thereof, on the same terms and conditions of the original options. Failure of the continuing entity to do so will result in the vesting of all then outstanding options (and, if applicable, the time during which such options may be exercised) being accelerated in full at the discretion of the Board. Subject to the optionee’s employment agreement, if within 12 months of a change of control, an optionee’s service, consulting relationship or employment with the Company, an affiliate or the continuing entity is terminated without cause, or the optionee resigns from his or her employment for good reason, the vesting of all options then held by such optionee (and, if applicable, the time during which such options may be exercised) will, at the discretion of the Board, be accelerated in full. In the case of a take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement, or at the discretion of the Board.

Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant (however, awards made typically have a term of 5 years from their date of grant). If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. Subject to the Board’s discretion, vested options will expire 90 days after an optionee ceases to be employed by, provide services to, or be an officer of the Company or an affiliate and all unvested options will immediately terminate without the right to exercise such options, except that:

(a)	Options may continue to vest and be exercised if and to the extent provided in an optionee’s employment agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death and the expiry date of such option(s); and

(c)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

No Assignment. Other than in the case of an optionee’s death, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

(a)	any increase in the maximum number of Common Shares that may be issuable pursuant to the exercise of options granted under the Stock Option Plan;

(b)	any reduction in the exercise price of an option, cancellation and reissue of options, or a substitution of options with cash or other awards on terms that are more favourable to the optionee;

(c)	any extension to the term of any option beyond the expiry date of the option or any amendment that may allow for the expiry date of an option to be greater than the maximum 10 year term;

(d)	any amendment that would permit assignments, or exercises other than by the applicable Optionee, of options other than in the case of the death of an optionee;

(e)

any expansion of the definition of “Eligible Person” or other alteration of the conditions for eligibility for participation in the Stock Option Plan, including but not limited to any amendment that may permit non-employee directors to participate in the Stock Option Plan on a discretionary or unlimited basis;

(f)	any amendment to the insider participation limit;

(g)

any amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, unless the change to the Stock Option Plan or an option results from a prescribed adjustment to the number of Common Shares issuable pursuant to options;

(h)	any amendment to the amendment provisions of the Stock Option Plan; and

(i)	any amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

Amendments Without Shareholder Approval. Subject to the TSX Policies, the Stock Option Plan may be amended without shareholder approval for the following:

(a)	amendments intended to ensure compliance with applicable laws and the TSX Policies;

(b)	amendments intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(c)

amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

(d)	amendments intended to facilitate the administration of the Stock Option Plan;

(e)	any amendment to the vesting provisions of the Stock Option Plan or any option;

(f)

any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the expiry date of an option;

(g)

the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve;

(h)	amendments necessary to suspend or terminate the Stock Option Plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the TSX Policies).

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring shareholder or other approval, the Stock Option Plan provides that the Board may amend, suspend, terminate, or discontinue the Stock Option Plan or any option, or revoke or alter any action taken under the Stock Option Plan or option, except that the Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

A complete copy of the Stock Option Plan is set out in Schedule “A” of this Information Circular.

2013 PSU Plan

The following description of the 2013 PSU Plan, and all references to the 2013 PSU Plan in this Information Circular, reflect the 2013 PSU Plan as proposed to be amended, a complete copy of which is set out in Schedule “B” of this Information Circular.

The Company’s 2013 PSU Plan was first implemented in March 2013. The 2013 PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and selected employees, officers and directors (“Eligible Persons”) of the Company by providing an opportunity to participate in increases in the value of the Company. The maximum aggregate number of Common Shares that may be reserved for issuance pursuant to the settlement of 2013 PSUs issued pursuant to the 2013 PSU Plan must not exceed 10% of the issued and outstanding Common Shares of the Company at the time a 2013 PSU is granted on a non-diluted basis (less any Common Shares reserved for issuance under other share compensation arrangements including the Equity Compensation Plans). Any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the 2013 PSU Plan in the future. If 2013 PSUs are redeemed for cash, Common Shares or a combination of cash and Common Shares, or are surrendered, terminated or expire without being redeemed, the Common Shares reserved for issuance pursuant to 2013 PSUs will be available for new 2013 PSUs granted under the 2013 PSU Plan and any other share compensation arrangement.

The total number of Common Shares issuable to insiders, at any time, or issued to insiders during any one year period, pursuant to the exercise of 2013 PSUs, or when combined with all other share compensation arrangements (including the Equity Compensation Plans), will not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Other than this insider participation limit, the 2013 PSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the 2013 PSU Plan.

The following is a summary of the material terms of the 2013 PSU Plan:

Eligible Persons. Eligible Persons under the 2013 PSU Plan include selected employees, officers and directors. Directors have been added to the 2013 PSU Plan as proposed to be amended as eligible persons in order to streamline the grant of the Company’s PSUs under the 2013 PSU Plan given that no further grants will be made under the Directors’ PSU Plan. However, under the terms of the 2013 PSU Plan, 2013 PSUs held by non-employee directors of the Company will at all times be limited to no more than 1% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis) and the total annual grant to any one non-employee director under the 2013 PSU Plan, and under all other share based arrangements of the Company, cannot exceed a grant value of $150,000 in total equity, which may include no more than $100,000 of stock options, as applicable.

Vesting. Each 2013 PSU granted under the 2013 PSU Plan will vest as determined by the Board, and if no such determination is made, will vest on the third anniversary of the grant date of the 2013 PSU (the “Vesting Date”).

Settlement. On or after the Vesting Date, but no later than December 31 of the calendar year in which the Vesting Date occurs (provided that such date is in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered) and subject to blackout periods, the Company may elect, in its sole discretion, to pay out the 2013 PSU in (a) cash, (b) Common Shares, or (c) a combination of cash and Common Shares. The cash payout per 2013 PSU will be, if the Common Shares are listed on the TSX, an amount equal to the volume weighted average price per Common Share over the five preceding trading days. If the payout is in Common Shares, one Common Share will be issued for each 2013 PSU.

Dividend Equivalents. Where a dividend is paid on the Common Shares, recipients of 2013 PSUs will be credited with the number of 2013 PSUs equal to the amount of the dividend per Common Share multiplied by the aggregate number of PSUs in the Eligible Person’s account on the record date for payment of the dividend, divided by the fair market value on the date of the dividend.

Retirement. Unless the Board at any time otherwise determines, unvested 2013 PSUs held by persons who are no longer Eligible Persons as a result of retirement will not be cancelled but will remain outstanding and vest in accordance with the terms of the 2013 PSU Plan as if such person continued to be an Eligible Person.

Cancellation and Change of Control. All unvested 2013 PSUs will be automatically cancelled immediately in the event of (a) the termination of employment or removal from service by the Company or subsidiary for cause, or (b) the resignation from employment by the Eligible Person (other than retirement). All unvested 2013 PSUs held by a person will automatically vest immediately where a recipient of 2013 PSUs ceases to be an Eligible Person as a result of (a) the death or total disability of the person; (b) the termination of employment or removal from service by the Company or subsidiary without cause; or (c) the recipient’s service or employment with the Company (or a continuing entity) being terminated without cause, or the recipient’s resignation from his or her employment for good reason, within 12 months of a Change of Control.

No Assignment. 2013 PSUs are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a recipient dies, the legal representatives of the recipient will be entitled to receive the amount of any payment otherwise payable to the recipient under the 2013 PSU Plan.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the 2013 PSU Plan:

(a)	amendments that will increase the vesting date value or increase the number of Common Shares that the Company will issue to a recipient;

(b)	extensions of the expiry date of any 2013 PSU;

(c)	amendments to remove or to exceed the insider participation limits of the 2013 PSU Plan;

(d)

any amendments that will increase the number or value of Common Shares that the Company may issue to a non-employee director or any other amendment that may permit non-employee directors to participate in the 2013 PSU Plan on an unlimited or discretionary basis;

(e)	increases to the maximum number of Common Shares issuable for 2013 PSUs; or

(f)	any amendment to the amendment provisions of the 2013 PSU Plan.

Amendments Without Shareholder Approval. Subject to the TSX Policies, the 2013 PSU Plan may be amended without shareholder approval for the following:

(a)	amendments to the definition of “Eligible Person” or the eligibility requirements for participating in the 2013 PSU Plan where such amendment would not have the potential of broadening or increasing insider participation;

(b)	amendments to the manner in which Eligible Persons may elect to participate in the 2013 PSU Plan;

(c)	amendments to the provisions of the 2013 PSU Plan relating to the settlement of 2013 PSUs and the dates for settlement of the same;

(d)	any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

(e)	any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)	any amendment of a “housekeeping” nature including, without limiting the generality of the foregoing ,any amendment for the purpose of curing any ambiguity, error or omission in the 2013 PSU Plan or to correct or supplement any provision of the 2013 PSU Plan that is inconsistent with any other provision of the 2013 PSU Plan; and

(g)	any amendment which is intended to facilitate the administration of the 2013 PSU Plan.

General Amendments. The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the 2013 PSU Plan or a 2013 PSU, or revoke or alter any action taken pursuant to the 2013 PSU Plan or a 2013 PSU, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any PSU without the written consent of the applicable recipient and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

A complete copy of the 2013 PSU Plan is set out in Schedule “B” of this Information Circular.

Deferred Share Unit Plan

The Deferred Share Unit Plan (the “DSU Plan”) was implemented to permit the Board to award “Key Officers” deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders. A DSU is a unit equivalent in value to a share. A Key Officer is defined in the DSU Plan as the Company’s Chairman of the Board, Executive Vice Chairman of the Board, or any officer who, in the opinion of the Human Resources Committee, has demonstrated a capacity for contributing in a substantial measure to the successful performance of the Company or a related entity. The number of DSUs to be issued will be determined by the Board on the recommendation of the Human Resources Committee.

The maximum number of Common Shares that may be issued under the DSU Plan at any given time shall not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to any of the Company’s other security compensation arrangements (including the Equity Compensation Plans). As at March 21, 2016, the maximum number of Common Shares that may be issued under the DSU Plan is 315,790, representing approximately 0.2% of the outstanding Common Shares. In addition, the maximum number of Common Shares that may be issued to insiders pursuant to this DSU Plan within any one-year period and issuable to insiders pursuant to insiders at any time, when combined with all of the shares issuable pursuant to any other security compensation arrangements, shall not exceed 10% of the total number of outstanding Common Shares.

The following is a summary of the material terms of the DSU Plan.

Vesting. DSUs awarded to participants will vest according to the vesting schedule recommended by the Human Resources Committee and approved by the Board at its discretion. Early vesting is provided in the event of termination without cause, resignation at the request of the Company (or, for a Chairman or Vice Chairman, as a result of the Company’s majority voting policy, if applicable), death, total disability or on the occurrence of a change of control of the Company.

Redemption. Subject to vesting, each DSU may be redeemed by the Company by delivering to the participant, at the election of the Board, after deduction of applicable withholding taxes: (a) a cash payment equal to the redemption value of the DSUs; (b) such number of Common Shares duly issued by the Company from treasury as is equal to the number of DSUs; (c) such number of Common Shares that have been purchased by the Company on the stock exchange; or (d) any combination of the foregoing, such that the cash and Common Shares delivered have a value equal to the redemption value of the DSUs being redeemed. Redemption may occur on up to two dates elected by each participant, provided that in no event shall a participant be permitted to elect a date which is earlier than the ninetieth day following the separation date (see below) or later than November 30 of the calendar year following the calendar year in which the separation date occurs. If no redemption date is elected, or if it is not elected in a timely manner, the redemption date shall be the first business day following the six-month anniversary of the separation date. The “separation date” is the earliest date on which all three of the following conditions are satisfied: (a) the participant ceases to be a key officer for any reason other than death; (b) the participant is neither a director nor a key officer of the Company; and (c) the participant is no longer employed by the Company in any capacity. If a participant dies prior to the redemption of their DSUs any and all DSUs then credited to the participant’s account are payable to the participant’s estate.

Dividends. At any time when a dividend is declared and paid by the Company, a participant’s DSU account will be credited on the payment date of such dividend with the number and type of DSUs (including fractional DSUs) calculated by: (a) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited the participant’s DSU account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) above by the market value of the shares on the date that is three days prior to the record date for payment of the dividend.

Assignment. Except as required by law, the rights of a participant under the DSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. The rights and obligations of the Company under the DSU Plan may be assigned by the Company to a successor in the business of the Company.

Amendment Without Shareholder Approval. The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSU Plan in whole or in part, (ii) amend or discontinue any DSUs granted under the DSU Plan, and (iii) terminate the DSU Plan, without prior notice to or approval by any participants or shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

(a)

amend the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would not have the potential of broadening or increasing insider participation;

(b)	amend the manner in which participants may elect to participate in the DSU Plan or elect the dates on which DSUs shall be redeemed;

(c)	amend the provisions of this DSU Plan relating to the redemption of DSUs and the redemption dates;

(d)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the stock exchange;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSU Plan and any provisions of any applicable laws and the requirements of the stock exchange;

(g)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(h)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

(i)	make any amendment which is intended to facilitate the administration of the DSU Plan.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a participant at the time of such amendment, suspension or termination, without the consent of the affected participant.

Amendment Requiring Shareholder Approval. No modification or amendment to the following provisions of the DSU Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the stock exchange:

(a)	the number of shares reserved for issuance under the DSU Plan (including a change between a fixed maximum number of shares and a fixed maximum percentage of shares);

(b)	the definition of “participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing insider participation;

(c)	the extension of any right of a participant under the DSU Plan beyond the date on which such right would originally have expired; or

(d)	the amendment provisions of the DSU Plan.

A copy of the DSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Directors’ PSU Plan

The purpose of the Directors’ PSU Plan, as approved in May 2012, is to allow for discretionary bonuses and similar awards as an incentive and reward for selected non-executive directors related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. The Directors’ PSU Plan is intended to promote a greater alignment of interests between the shareholders of the Company and its directors by providing an opportunity to participate in increases in the value of the Company. As the shareholders of the Company did not approve the renewal of the Directors’ PSU Plan at the Company’s Annual General and Special Meeting held on May 6, 2015, no new grants will be made under the Directors’ PSU Plan. All outstanding Director PSUs previously issued under the Directors’ PSU Plan are unaffected and remain outstanding.

The aggregate number of Common Shares reserved for issuance pursuant to phantom share units issued under the Directors’ PSU Plan (“Directors’ PSUs”) will not exceed 10% of the outstanding Common Shares at the time of issuance on a non-diluted basis (less any Common Shares reserved for issuance under any other share compensation arrangement, including the Equity Compensation Plans). If a Directors’ PSU is redeemed for cash or Common Shares or is surrendered, terminated or expires without being redeemed for cash or Common Shares, the Common Shares reserved for issuance pursuant to such Directors’ PSU shall be available for new Directors’ PSUs granted under the Directors’ PSU Plan.

The Company will not issue Common Shares under the Directors’ PSU Plan to any eligible director where such issuance would result in: (a) the total number of Common Shares issuable at any time under the Directors’ PSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other share compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis; and (b) the total number of Common Shares that may be issued to insiders during any one year period under the Directors’ PSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis. If the Company is precluded from issuing Common Shares to an insider of the Company, the Company will pay to the relevant director a cash amount in accordance with the Directors’ PSU Plan.

The following is a summary of the material terms of the Directors’ PSU Plan.

Eligible Persons. The persons eligible to participate in the Directors’ PSU Plan are the members of the Board of the Company, other than a member who is an officer or employee of the Company or the Company’s subsidiaries.

Cease to Be a Director. Unless the Board at any time otherwise determines, unvested Directors’ PSUs held by persons who are no longer directors will not be cancelled but will remain outstanding and vest in accordance with the terms of the Directors’ PSU Plan as if such person continued to be a director of the Company.

Death, Disability and Change of Control. Notwithstanding anything else in the Directors’ PSU Plan, all unvested Directors’ PSUs held by a person will automatically vest immediately in the event the person ceases to be an eligible person arising from the (a) death of the person; (b) total disability of the person; or (c) a Change of Control. “Change of Control” means the acquisition by any person or by any person and its joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all of the voting securities of the Company at the time held by such person and its joint actors, totals for the first time not less than 30% of the outstanding voting securities of the Company.

Vesting. Each Director PSU granted under the Directors’ PSU Plan will generally vest over a three year period or as otherwise determined by the Board.

Settlement. A person holding Directors’ PSUs is entitled to elect to receive, at vesting (subject to blackout periods), either (a) an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days per Directors’ PSU, or (b) the number of Common Shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

Dividends. At any time when a dividend is declared and paid by the Company, a person holding Directors’ PSUs will be credited on the payment date of such dividend with the number of Directors’ PSUs calculated by: (a) multiplying the amount of the dividend per Common Share by the aggregate number of Directors’ PSUs credited to the person’s account as of the record date for payment of the dividend; and (b) dividing the amount obtained in (a) by the Fair Market Value on the date that is three days before the record date for payment of the dividend.

Assignment. Directors’ PSUs and all other rights, benefits or interests in the Directors’ PSU Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a person holding Director PSU dies, the legal representatives of the deceased person will be entitled to receive the amount of any payment otherwise payable in accordance with the Directors’ PSU Plan.

Amendments Without Shareholder Approval. The Board may, without shareholder approval, amend the Directors’ PSU Plan as it deems necessary or appropriate, subject to the requirements of applicable laws, but no amendment will, without the consent of the recipient or unless required by law, adversely affect the rights of a recipient with respect to Directors’ PSUs to which the recipient is then entitled under the Directors’ PSU Plan.

Amendments Requiring Shareholder Approval. The following amendments to the Directors’ PSU Plan require shareholder approval:

(a)	amendments that will increase the vesting date value or increase the number of Common Shares that the Company will issue to a recipient;

(b)	extend the expiry date;

(c)	make any amendment to remove or to exceed the insider participation limits;

(d)	increase the maximum number of Common Shares issuable for Directors’ PSUs under the Directors’ PSU Plan; and

(e)	make any amendment to the amendment provision of the Directors’ PSU Plan.

A copy of the Directors’ PSU Plan is available upon request from the Company’s Vice President, Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170, free of charge to security holders of the Company.

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2015, in relation to compensation plans under which equity securities of Primero are authorized for issuance:

Number of
securities
remaining
available for
	Number of		future issuance
	securities to be		under equity
	issued upon	Weighted-average	compensation
	exercise of	exercise price	plans (excluding
	outstanding	of outstanding	securities
	options and	options and	reflected in
Plan Category	rights	rights(2)	first column)(3)

Equity compensation plans approved by securityholders(1)	6,857,492	3.53	9,561,089

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	6,857,492	3.53	9,561,089

__________
Notes:

(1)	For a summary of the main aspects of the Company’s equity compensation plans, see above “Securities Authorized for Issuance Under Equity Compensation Plans”.
(2)	Exercise price is not applicable to the 2013 PSUs, DSUs and Directors’ PSUs as payment is made upon vesting based on a market price determined according to the market value.
(3)

Under the Company’s Stock Option Plan, 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under other share compensation arrangements, including the 2013 PSU Plan, DSUs and Directors’ PSUs may be reserved for issuance. Under the Directors’ PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to Directors’ PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the 2013 PSU Plan. Under the 2013 PSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to 2013 PSUs at any given time will not exceed 10% of the outstanding Common Shares at such time on a non-diluted basis, less the aggregate number of Common Shares then reserved for issuance pursuant to other share compensation arrangements, including the Stock Option Plan and the Directors’ PSU Plan.

SECTION 5:      OTHER INFORMATION

Indebtedness of Directors and Executive Officers

No executive officers or directors, or former executive officers or directors, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2015, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

As of the date of this Information Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Additional Information

Additional information relating to the Company, including the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015 can be found on SEDAR at www.sedar.com; on United States Securities and Exchange Commission website at www.sec.gov; or the Company’s website at www.primeromining.com. Copies of the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015 are available upon request from the Company’s Vice President, Corporate Development and Investor Relations at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

As at the date of this Information Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Toronto, Ontario on March 22, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Wade Nesmith”
Wade Nesmith
Chairman of the Board

SCHEDULE “A”
AMENDED AND RESTATED 2010 STOCK OPTION PLAN
DATED FOR REFERENCE MAY 29, 2010

PRIMERO MINING CORP.
(the “Company”)

AMENDED AND RESTATED 2010 STOCK OPTION PLAN

Dated for Reference May 29, 2010
Last Amended [•]

ARTICLE 1
PURPOSE AND INTERPRETATION

Establishment of Stock Option Plan

1.1                      The Company hereby established a stock option plan known as the “Amended and Restated 2010 Stock Option Plan” (the “Plan”).

Purpose

1.2                       The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company by Eligible Persons through the acquisition of Common Shares of the Company.

Definitions

1.3                       In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Blackout Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;

“Board” means the board of directors of the Company or any independent committee thereof duly empowered or authorized to grant Options under this Plan;

“Business Day” means a day that the TSX is open for trading;

“Cause” in respect of any individual Optionee shall have the meaning ascribed to such term in the Optionee’s Employment Agreement, and otherwise means any act or omission of the Optionee that would in law permit the Company to, without notice or payment instead of notice, terminate the employment, service or role of the Optionee;

“Change of Control” in respect of any Optionee, has the meaning ascribed to such term (in a relevant context) in the Optionee’s Employment Agreement, or, if no meaning is so ascribed, means the occurrence of any of the following events:

(a)            the acquisition or continuing ownership by any person or any persons acting jointly or in concert with that person (collectively, the “Acquirors”) of shares of the Company or an Affiliate, or securities convertible into, exchangeable for or representing the right to acquire shares of the Company or an Affiliate, such that the Acquirors beneficially own or exercise control or direction, directly or indirectly, over greater than thirty percent (30%) of the votes attached to all shares in the capital of the Company or an Affiliate;

(b)            the consummation of an amalgamation, arrangement, merger, share exchange or consolidation of the Company, or an Affiliate, with or into another entity or any other corporate reorganization if more than thirty percent (30%) of the combined votes attaching to all shares in the capital of the continuing or surviving entity’s securities outstanding immediately after such amalgamation, arrangement, merger, share exchange, consolidation or reorganization are, directly or indirectly, owned by persons who were not shareholders of the Company immediately prior to such amalgamation, arrangement, merger, share exchange, consolidation or reorganization; or

(c)            the consummation of a direct or indirect sale, transfer or disposition by the Company of all or substantially all of the assets held directly or indirectly by the Company or an Affiliate;

“Common Share” means a common share in the capital of the Company;

“Company” means Primero Mining Corp. or any successor thereto;

“Consultant” means an individual, other than an Employee, Officer or member of the Board who, for a period of 12 months or more:

(i)            provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)            provides the services under a written contract with the Company or an Affiliate;

(iii)            in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)            has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner

“Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

“Effective Date” for an Option means the date of grant thereof by the Board;

“Eligible Person” means an individual who is a bona fide Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Eligible Persons, and for greater certainty does not include a member of the Board who is not an Officer or an Employee;

“Employee” means:

(a)            an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(b)            an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)            an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and includes an Officer;

“Employment Agreement” means for an Optionee who is an Employee of the Company, an employment agreement entered into between such Optionee and the Company or an Affiliate, as applicable, if any;

“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

“Expiry Date” means the day on which an Option lapses as specified in the applicable Option Commitment and if not so specified shall be the Maximum Term;

“Fair Market Value” means, as at a particular date:

(a)            if the Common Shares are listed on the TSX, the greater of the closing price for the Common Shares on the TSX on the last trading day before such date and the volume weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the Option;

(b)            if the Common Shares are not listed on the TSX, then as calculated in (a) above by reference to the price on any other stock exchange on which the Common Shares are listed (and if more than one, then using the exchange on which a majority of Common Shares are traded); or

(c)            if the Common Shares are not listed on a stock exchange, then the price determined by the Board using good faith discretion;

“Good Reason” in respect of any individual Optionee shall have the meaning ascribed to such term in any Optionee’s Employment Agreement, and otherwise means:

(i)            a substantial diminution in the Optionee’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change of Control;

(ii)            the Company requires the Optionee to be based at a location in excess of one hundred (100) kilometers from the location of the Optionee’s principal job location or office immediately prior to a Change of Control, except for required travel on Company business to an extent substantially consistent with the Optionee’s business obligations immediately prior to a Change of Control;

(iii)            a reduction in the Optionee’s base salary, or a substantial reduction in the Optionee’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control;

(iv)            the failure to increase the Optionee’s base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change of Control or with practices implemented subsequent to the Change of Control with respect to similarly positioned employees; or

(v)            the failure of the Company to continue in effect the Optionee’s participation in the Company’s Share Based Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change of Control;

“Insider” has the meaning assigned by the TSX Policies;

“Investor Relations Activities” means any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

“Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Maximum Term” has the meaning set forth in §3.2;

“Officer” means a duly appointed senior officer of the Company;

“Option” means the right to purchase Common Shares granted hereunder to an Eligible Person;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to an Eligible Person substantially in the form of Schedule A hereto;

“Optioned Shares” means Common Shares that may be issued in the future to an Eligible Person upon the exercise of an Option;

“Optionee” means an Eligible Person who is the recipient of an Option hereunder;

“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company;

“Person” means a company or an individual;

“Plan” means this Amended and Restated 2010 Stock Option Plan, the terms of which are set out herein, as may be amended from time to time;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Company;

“Securities Act” means the Securities Act, R.S.O. 1990, c. S.5, as amended from time to time;

“Share Based Compensation Arrangement” means any stock option, stock option plan, employee share purchase plan or any other compensation or incentive mechanism of the Company involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise, including without limitation this Plan;

“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders of the Company at a duly constituted shareholders’ meeting of the Company;

“Take Over Bid” means a take-over bid as defined in the Securities Act;

“TSX” means the Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

ARTICLE 2
STOCK OPTION PLAN

Maximum Plan Shares

2.1                       The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan is 10% of the Outstanding Shares (on a non-diluted basis) at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other Share Based Compensation Arrangements of the Company.

2.2                       Notwithstanding anything in this Plan:

(a)            the total number of Common Shares issuable to Insiders, at any time, pursuant to the exercise of Options granted under this Plan, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed 10% of the total number of issued and Outstanding Shares on a non-diluted basis; and

(b)            the total number of Common Shares issued to Insiders, during any one year period, pursuant to the exercise of Options granted under this Plan, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed 10% of the total number of issued and Outstanding Shares on a non-diluted basis.

2.3                       Any Option granted to an Optionee pursuant to this Plan, or Common Shares issued under any other Share Based Compensation Arrangement, prior to the Optionee becoming an Insider will be excluded for the purposes of the limits set out in 2.2(a) and 2.2(b) above.

Eligibility

2.4                       Options to purchase Common Shares may be granted hereunder to Eligible Persons from time to time by the Board. Eligible Persons that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.5                       All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.6                       Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.7                       In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for Cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty Options which are exercised thereupon increase the number of Options available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration of Plan

2.8                       The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

2.9                       Without limiting the generality of the foregoing §2.8, but subject to the provisions of this Plan, the Board has the power to:

(a)            determine the Eligible Persons to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b)            allot Common Shares for issuance in connection with the exercise of Options; and

(c)            delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.10                       This Plan shall be subject to Regulatory Approvals. Any Options granted under this Plan prior to obtaining any necessary Regulatory Approval shall be conditional upon such Regulatory Approvals being obtained, and no such Options may be exercised unless and until such Regulatory Approvals are obtained.

Compliance with Legislation

2.11                       The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1                       The Exercise Price of an Option will be determined as follows:

(a)            if the Common Shares are listed on the TSX, the greater of the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the Option and the volume weighted average of the trading prices for the Common Shares on the five trading days before the date of grant of the Option;

(b)            if the Common Shares are not listed on the TSX, then as calculated in §3.1(a) by reference to the price on any other stock exchange on which the Common Shares are listed (if more than one, then using the exchange on which a majority of Common Shares are traded); or

(c)            if the Common Shares are not listed on a stock exchange, then the price determined by the Board using good faith discretion.

Term of Option

3.2                       An Option may be exercised at any time before the applicable Expiry Date, provided that, subject to §3.12, no Option will be exercisable for a period exceeding a maximum term of 10 years from the Effective Date (the “Maximum Term”).

Vesting of Options

3.3                    Vesting of Options shall be in accordance with the vesting and exercise provisions provided in the applicable Optionee’s Employment Agreement, if any, failing which, shall be as determined in the discretion of the Board as may be outlined in the Option Commitment.

3.4                       Despite any other provision of this Plan, in the event of a Change of Control, all unvested Options then outstanding will be substituted by or replaced with stock options of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Options.

3.5                       Subject to the terms of any individual Optionee’s Employment Agreement, if within 12 months of a Change of Control, an Optionee’s service, consulting relationship, or employment with the Company, an Affiliate or the continuing entity is terminated without Cause, or the Optionee resigns from his or her employment for Good Reason, the vesting of all Options then held by such Optionee (and, if applicable, the time during which such Options may be exercised) will, at the discretion of the Board, be accelerated in full.

3.6                       If, upon a Change of Control, the continuing entity fails to comply with §3.4 above, the vesting of all then outstanding Options (and, if applicable, the time during which such Options may be exercised) will, at the discretion of the Board, be accelerated in full.

3.7                       No fractional Common Shares or other security will be issued upon the exercise of any Option and accordingly, if as a result of a Change of Control, an Optionee would become entitled to a fractional Common Share or other security, such Optionee will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.8                       Despite any other provision of this Plan, in the event of a Take Over Bid, in the case of a particular Optionee, the Options held by that Optionee may be exercised by the Optionee in full or in part at any time before the applicable vesting period(s) for those Options:

(a)            if and to the extent provided in the Optionee’s Employment Agreement; and

(b)            subject to (a), at the discretion of the Board.

Optionee Ceasing to be an Eligible Person

3.9                       Vested Options shall expire 90 days after an Optionee ceases to be employed by, provide services to, or be an Officer of, the Company or an Affiliate, and all unvested Options shall immediately terminate without the right to exercise same, except that:

(a)            Options may continue to vest and be exercised if and to the extent provided in an Optionee’s Employment Agreement;

(b)            in the case of the death of an Optionee, any vested Options held by such Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Options; and

(c)            in the case of an Optionee being dismissed from employment or service for Cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same, but provided that in no event may the term of any Option exceed the Maximum Term. Notwithstanding the foregoing, the Board may provide for the vesting of all or any part of the Optionee’s Options that are unvested at the date the Optionee ceases to be employed by, provide services to, or be an Officer of, the Company or an Affiliate, and may extend the time period for exercise of an Option to the Maximum Term, all as the Board deems appropriate in the circumstances.

Non Assignable

3.10                       Subject to §3.9(b), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11                       If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a)            the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)            the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c)            the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable including in order to comply with the terms of the relevant Optionee’s Employment Agreement, if any.

Adjustment of Options Expiring During Blackout Period

3.12                       Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) Business Days following the expiration of a Blackout Period, such Expiry Date shall be automatically adjusted without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.12 may not be extended by the Board.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1                       Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2                       An Optionee who wishes to exercise his Option may do so by delivering:

(a)            a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option (an “Exercise Notice”); and

(b)            cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate certified cheques for such Exercise Price and such amounts to be withheld.

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of Options under this Plan.

Cashless Exercise

4.3                       An Optionee may, by specifying in the applicable Exercise Notice, elect to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Optionee’s Options. The “cashless exercise” procedure may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Optionee under an Exercise Notice. Pursuant to the Exercise Notice, the Optionee may authorize the broker to sell Common Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Exercise Price, promptly following which the Company shall issue the Common Shares underlying the number of Options as provided for in the Exercise Notice. The Participant shall comply with all procedures and policies that the Company may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise.”

4.4                       In addition, in lieu of exercising any vested Option in the manner described in §4.2, an Optionee may, by surrendering an Option (“Surrender”) with a properly endorsed notice of (“Surrender Notice”) to the Corporation, substantially in the form of Schedule B, elect to receive that number of Common Shares calculated using the following formula, after deduction of any income tax and other amounts required by law to be withheld:

X = Y * (A-B) / A

Where:

X = the number of Common Shares to be issued to the Optionee;
Y = the number of Common Shares underlying the Options to be exercised;
A = the Fair Market Value of the Common Shares as at the date of the Surrender; and
B = the Exercise Price of such Options.

Registration of Optioned Shares

4.5                       As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue and register the appropriate number of Optioned Shares to the Optionee.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1                       Subject to §5.3, the Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable Optionee and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

Amendments by Board

5.2                       Without limiting the generality of §5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval:

(a)            amendments intended to ensure compliance with applicable laws and the TSX Policies;

(b)            amendments intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(c)            amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(d)            amendments intended to facilitate the administration of this Plan;

(e)            any amendment to the vesting provisions of the Plan or any Option;

(f)            any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the Expiry Date;

(g)            the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan reserve;

(h)            amendments necessary to suspend or terminate the Plan; and

(i)            any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable law (including, without limitation, the TSX Policies).

Amendments Requiring Shareholder Approval

5.3                       Shareholder Approval is required for the following amendments to this Plan or any outstanding Option:

(a)            Any increase in the maximum number of Common Shares that may be issuable pursuant to the exercise of Options granted under the Plan;

(b)            any reduction in the Exercise Price of an Option, cancellation and reissue of Options, or a substitution of Options with cash or other awards on terms that are more favourable to the Optionee;

(c)            any extension to the term of any Option beyond the Expiry Date of the Option or any amendment that may allow for the Expiry Date of an Option to be greater than the Maximum Term;

(d)            any amendment that would permit assignments, or exercises other than by the applicable Optionee, of Options beyond that contemplated by §3.9(b);

(e)            expand the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the Plan, including but not limited to any amendment that may permit non-employee directors to participate in this Plan on a discretionary or unlimited basis;

(f)            any amendment to the Insider participation limit set out in §2.2;

(g)            any amendment to the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.11;

(h)            any amendment to this §5.3; and

(i)            any amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

5.4                       Where Shareholder Approval is sought for amendments under §5.3(b), §5.3(c) or §5.3(f) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded. In the event of any conflict between §5.2 and §5.3 above, the latter shall prevail to the extent of any conflict.

5.5                       Amendment Subject to Approval

If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 6
GENERAL

Employment and Services

6.1                       Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Eligible Person will be voluntary.

No Representation or Warranty

6.2                       The Company makes no representation or warranty as to the future market value of Common Shares (which for clarity shall include for the purposes of this §6.2 other classes or kinds of securities issued in place of Common Shares pursuant to §3.8) issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to an Eligible Person. Compliance with applicable securities laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

Compliance with TSX Policies

6.3                       It is the intention of the Company that this Plan will at all times be in compliance with the TSX Policies and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Interpretation

6.4                       The Plan will be governed and construed in accordance with the laws of the Province of Ontario.

Adoption and Amendment of Plan

6.5                       This Plan was adopted on May 29, 2010, became effective on August 19, 2010, and was amended on January 1, 2011, May 8, 2013 and [March •, 2016].

SCHEDULE A
STOCK OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________ , __________ (the “Effective Date”) PRIMERO MINING CORP. (the “Company”) has granted to ___________________________________________(the “Optionee”), an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the date that is the earlier of the Maximum Term and ________________, __________(the “Expiry Date”) at an Exercise Price of Cdn$____________ per share.

Vesting: Optioned Shares may be acquired as follows:

Term:            The term of this Option is _____ from the date of grant, unless sooner terminated.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable after receipt by the Company thereof.

PRIMERO MINING CORP.
____________________________________
Authorized Signatory

SCHEDULE B
STOCK OPTION PLAN
SURRENDER NOTICE

TO: Primero Mining Corp. (the “Company”)

The undersigned option holder hereby elects to surrender _________________ Options granted by the Company to the undersigned pursuant to an Option Commitment dated  _____________________ , 20__ under the Company’s Stock Option Plan (the “Plan”) in exchange for Common Shares as calculated in accordance with the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue the Common Shares in the name of
______________________________________________________.

DATED this ____ day of ___________________________, ___________.

Signature of Option Holder

Name of Option Holder (Please Print)

SCHEDULE “B”
2013 PHANTOM SHARE UNIT PLAN
DATED FOR REFERENCE MARCH 28, 2013

PRIMERO MINING CORP.
2013 PHANTOM SHARE UNIT PLAN

Dated [•]

PART 1
GENERAL PROVISIONS

Establishment and Purpose

1.1                         The Company hereby establishes a phantom share unit plan known as the “2013 Phantom Share Unit Plan”.

1.2                         This Plan is intended to promote a greater alignment of interests between the shareholders of the Company and selected Eligible Persons by providing an opportunity to participate in increases in the value of the Company.

Definitions

1.3                         In this Plan:

(a)             Applicable Withholding Tax has the meaning set forth in §3.11;

(b)             Award Payout means the applicable cash payment, Share issuance or combination of cash payment and Share issuance in respect of a vested Phantom Share Unit pursuant and subject to the terms and conditions of this Plan;

(c)             Board means the Board of Directors of the Company or any independent committee thereof duly empowered or authorized to grant Phantom Share Units under this Plan;

(d)             Cause in respect of any individual Recipient shall have the meaning ascribed to such term in the Recipient’s employment agreement with the Company or an Affiliate, as applicable, and otherwise means any act or omission of the Recipient that would in law permit the Company to, without notice or payment instead of notice, terminate the employment, service or role of the Recipient;

(e)             Change of Control in respect of any Recipient, has the meaning ascribed to such term (in a relevant context) in the Recipient’s then existing employment agreement with the Company or an Affiliate, as applicable, or, if no meaning is so ascribed, means the occurrence of any of the following events:

(i)             the acquisition or continuing ownership by any person or any persons acting jointly or in concert with that person (collectively, the “Acquirors”) of shares of the Company or an Affiliate, or securities convertible into, exchangeable for or representing the right to acquire shares of the Company or an affiliate (within the meaning ascribed to such term under the Securities Act (Ontario)) of the Company holding all or substantially all of the direct and indirect assets of the Company (an “Affiliate”), such that the Acquirors beneficially own or exercise control or direction, directly or indirectly, over greater than thirty percent (30%) of the votes attached to all shares in the capital of the Company or an Affiliate;

(ii)             the consummation of an amalgamation, arrangement, merger, share exchange or consolidation of the Company, or an Affiliate, with or into another entity or any other corporate reorganization if more than thirty percent (30%) of the combined votes attaching to all shares in the capital of the continuing or surviving entity’s securities outstanding immediately after such amalgamation, arrangement, merger, share exchange, consolidation or reorganization are, directly or indirectly, owned by persons who were not shareholders of the Company immediately prior to such amalgamation, arrangement, merger, share exchange, consolidation or reorganization; or

(iii)             the consummation of a direct or indirect sale, transfer or disposition by the Company of all or substantially all of the assets held directly or indirectly by the Company or an Affiliate;

(f)             Company means Primero Mining Corp., and includes any successor company thereto;

(g)             Early Vesting Date has the meaning set forth in §3.9;

(h)             Eligible Person means any person who is an Employee, an Officer or a Non-Employee Director;

(i)             Employee means:

(i)             an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii)             an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)             an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and includes an Officer;

(j)             Expiry Date means December 31 of the calendar year in which the Vesting Date occurs provided that such Expiry Date is in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered;

(k)             Fair Market Value means, as at a particular date:

(i)             if the Shares are listed on the TSX, the volume weighted average price per Share traded on the TSX over the last five trading days preceding that date,

(ii)             if the Shares are not listed on the TSX but are listed on another public exchange, the volume weighted average price per Share traded on such other public exchange over the last five trading days preceding that date (and if listed on more than one exchange, then using the exchange on which a majority of the Shares are traded), or

(iii)             if the Shares are not listed on any public exchange, the value per Share established by the Board based on its determination of the fair value of a Share;

(l)             Good Reason means in respect of any individual Recipient shall have the meaning ascribed to such term in any Recipient’s employment agreement with the Company or an Affiliate, as applicable, and otherwise:

(i)             a substantial diminution in the Recipient’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change of Control;

(ii)             the Company requires the Recipient to be based at a location in excess of one hundred (100) kilometers from the location of the Recipient’s principal job location or office immediately prior to a Change of Control, except for required travel on Company business to an extent substantially consistent with the Recipient’s business obligations immediately prior to a Change of Control;

(iii)             a reduction in the Recipient’s base salary, or a substantial reduction in the Recipient’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control;

(iv)             the failure to increase the Recipient’s base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change of Control or with practices implemented subsequent to the Change of Control with respect to similarly positioned employees; or

(v)             the failure of the Company to continue in effect the Recipient’s participation in the Company’s Share Based Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change of Control;

(m)             Grant Date means the date of grant of any Phantom Share Unit;

(n)             Insider means an insider as defined in the TSX Company Manual;

(o)             Non-Employee Director means a member of the Board who is not an Officer or otherwise an Employee;

(p)             Officer means an individual who is an officer of the Company or of a Related Entity, as the case may be;

(q)             Phantom Share Unit means a right granted under this Plan to receive the Award Payout on the terms contained in this Plan as more particularly described in §3.1;

(r)             Plan means this 2013 Phantom Share Unit Plan, as amended from time to time;

(s)             Recipient means an Eligible Person who has been granted Phantom Share Units from time to time under this Plan;

(t)             Related Entity means a person that is controlled by the Company. For the purposes of this Plan, a person (first person) is considered to control another person (second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i)             ownership of or direction over voting securities in the second person,

(ii)             a written agreement or indenture,

(iii)             being the general partner or controlling the general partner of the second person, or

(iv)             being a trustee of the second person;

(u)             Retirement means, with respect to a Recipient that is not a Non-Employee Director, the early or normal retirement of the Recipient within the meaning of the pension plan of the Company for salaried Employees, whether or not such Recipient is a member of that pension plan, or, if the Company does not have such a plan, the date on which the Recipient reaches age 65 and with respect to a Recipient who is a Non-Employee Director, the date such individual ceases to be a director of the Company;

(v)             Share means a common share in the capital of the Company;

(w)             Share Based Compensation Arrangement means any stock option, stock option plan, employee share purchase plan or any other compensation or incentive mechanism of the Company involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise, including without limitation this Plan;

(x)             Total Disability means, with respect to a Recipient, that, solely because of disease or injury, within the meaning of the long term disability plan of the Company, the Recipient is deemed by a qualified physician selected by the Company to be unable to work at any occupation which the Recipient is reasonably qualified to perform;

(y)             TSX means the Toronto Stock Exchange;

(z)             Vesting Date means, with respect to a Phantom Share Unit, the date set by the Board as the date on which a grant of Phantom Share Units shall vest, and if no date is set by the Board, then the third anniversary of the Grant Date of such Phantom Share Unit, and (i) if such date falls within a blackout period, then such date be extended by five trading days after the date that the blackout period is lifted, or (ii) if such date falls within five trading days immediately after the day that a blackout period is lifted, then such date be extended so that there are five trading days immediately after the day that the blackout period is lifted; and

(aa)             Vesting Date Value means, for any particular Phantom Share Unit, the value of such Phantom Share Unit, as at the applicable Vesting Date or other date, as applicable, which shall be equal to the Fair Market Value of one Share as determined at such date.

Administration

1.4                         The Board will, in its sole and absolute discretion, but taking into account relevant corporate, securities and tax laws:

(a)             interpret and administer this Plan,

(b)             establish, amend and rescind any rules and regulations relating to this Plan, and

(c)             make any other determinations that the Board deems necessary or appropriate for the administration of this Plan.

1.5                         The Board may correct any defect or any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or appropriate. Any decision of the Board in the interpretation and administration of this Plan will be final, conclusive and binding on all parties concerned. All expenses of administration of this Plan will be borne by the Company.

Administration of Plan

1.6                         The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

1.7                         Without limiting the generality of the foregoing §1.6, but subject to the provisions of this Plan, the Board has the power to:

(a)             determine the Eligible Persons to whom Phantom Share Units are to be granted, to grant such Phantom Share Units, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Phantom Share Unit grant;

(b)             allot Common Shares for issuance in connection with the exercise of Phantom Share Units; and

(c)             delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such a period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Incorporation of Terms of Plan

1.8                         Subject to specific variations approved by the Board, all terms and conditions set out herein will be incorporated into and form part of each Phantom Share Unit granted under this Plan.

Effective Date

1.9                         This Plan is effective on March 28, 2013. The Board may, in its discretion, at any time, and from time to time, issue Phantom Share Units to Eligible Persons as it determines appropriate under this Plan. However, any issued Phantom Share Units may not be paid out in Shares in any event until receipt of the necessary approvals from shareholders of the Company, the TSX, and any other relevant regulatory body.

Maximum Plan Shares

1.10                         The aggregate number of Shares that may be reserved for issuance pursuant to the settlement of Phantom Share Units issued pursuant to this Plan together with the aggregate number of Shares then reserved for issuance pursuant to any other Share Based Compensation Arrangement will not exceed 10% of the outstanding Shares at such time on a non-diluted basis. For greater certainty, if Phantom Share Units are redeemed for cash, Shares or a combination of cash and Shares or are surrendered, terminated or expire without being redeemed, the Shares reserved for issuance pursuant to such Phantom Share Units will be available for new Phantom Share Units granted under this Plan and any other Share Based Compensation Arrangement.

1.11                         Notwithstanding anything in this Plan:

(a)             the total number of Shares issuable to Insiders, at any time, pursuant to the settlement of Phantom Share Units granted under this Plan, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis; and

(b)             the total number of Shares issued to Insiders, during any one year period, pursuant to the settlement of Phantom Share Units granted under this Plan, or when combined with all other Share Based Compensation Arrangements then in place, will not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis.

1.12                         Where the Company is precluded by §1.11 from issuing Shares to a Recipient, the Company will pay to the relevant Recipient a cash Award Payout as provided for in §3.1(a) .

1.13                         Any Phantom Share Unit granted to an Eligible Person pursuant to this Plan, or securities issued under any other Share Based Compensation Arrangement, prior to the Eligible Person becoming an Insider will be excluded for the purposes of the limits set out in §1.11(a) and §1.11(b) above.

1.14                         Despite the foregoing and for greater certainty, Phantom Share Units held by Non-Employee Directors of the Company will at all times be limited to no more than 1% of the Shares issued and outstanding from time to time (calculated on a non-diluted basis) and the total annual grant to any one Non-Employee Director under all Share Based Compensation Arrangements cannot exceed a grant value of $150,000 in total equity, which may include no more than $100,000 of stock options.

PART 2
AWARDS UNDER THIS PLAN

Recipients

2.1                         Only Eligible Persons are eligible to participate in this Plan and receive one or more Phantom Share Units. Phantom Share Units that may be granted hereunder to a particular Eligible Person in a calendar year will (subject to any applicable terms and conditions) represent a right to a bonus or similar award to be received for services rendered by such Eligible Person to the Company or a Related Entity, as the case may be, in the Company’s or the Related Entity’s fiscal year ending in, or coincident with, such calendar year, as determined by the Board in its discretion.

Grant and Vesting

2.2                         The Board may, in its discretion, at any time, and from time to time, grant Phantom Share Units to Eligible Persons as it determines is appropriate. Except as provided in this Plan, Phantom Share Units issued under this Plan will vest on the Vesting Date and payment will be made in accordance with §3.1.

2.3                         Subject to the terms of this Plan and, in particular, §3.9, the Board may, in its discretion, determine other terms or conditions including, without limitation, vesting conditions based on performance milestones or anniversary dates, if any, of any Phantom Share Units; provided, however, that:

(a)             no Phantom Share Unit will vest until the Vesting Date or the Early Vesting Date, as applicable; and

(b)             no Phantom Share Unit will remain outstanding for any period which exceeds the Expiry Date of such Phantom Share Unit.

Account

2.4                         Phantom Share Units issued pursuant to this Plan (including fractional Phantom Share Units, computed to three decimal points) will be credited to a notional account maintained for each Recipient by the Company for the purposes of facilitating the determination of amounts that may become payable hereunder. A written confirmation of the balance in each Recipient’s account will be sent by the Company to the Recipient upon request of the Recipient.

Dividend Equivalents

2.5                         On any date on which a dividend is paid on Shares, a Recipient’s account will be credited with the number of Phantom Share Units (including fractional Phantom Share Units, computed to three decimal points) calculated by

(a)             multiplying the amount of the dividend per Share by the aggregate number of Phantom Share Units that were credited to the Eligible Person’s account as of the record date for payment of the dividend, and

(b)             dividing the amount obtained in §2.5(a) by the Fair Market Value on the date on which the dividend is paid.

Adjustments and Reorganizations

2.6                         In the event of any dividend paid in shares, share subdivision or consolidation, business combination or exchange of shares, merger, spin-off or other distribution of Company assets to shareholders, or any other change in the capital of the Company affecting Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of Phantom Share Units outstanding under this Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Notice and Acknowledgement

2.7                         No certificates will be issued with respect to the Phantom Share Units issued under this Plan. Each Eligible Person will, prior to being granted any Phantom Share Units, deliver to the Company a signed acknowledgement substantially in the form of Schedule “A” to this Plan.

PART 3
PAYMENTS UNDER THIS PLAN

Settlement of Phantom Share Units

3.1                         Subject to the terms of this Plan and, in particular, §3.9, each vested Phantom Share Unit issued under this Plan and credited to the account of a Recipient will be settled by the Company paying or issuing to such Recipient (net of any Applicable Withholding Tax), on or subsequent to the applicable Vesting Date of such Phantom Share Unit (but in any event no later than the Expiry Date), at the election of the Company, in its sole discretion, an Award Payout of either:

(a)             a cash amount equal to the Vesting Date Value as at the Vesting Date of such Phantom Share Unit; or

(b)             provided the approvals set out in §1.9 are obtained,

(i)             one Share for each whole Phantom Share Unit; or

(ii)             a combination of cash and Shares having an aggregate value equal to the Vesting Date Value.

3.2                         If Shares are issued under §3.1(b), no fractional Shares will be issued. Where a Recipient would be entitled to receive a fractional Share in respect of any fractional Phantom Share Unit, the Company will pay to such Recipient, in lieu of such fractional Share, cash equal to the Vesting Date Value as at the Vesting Date of such fractional Share. Each Share issued by the Company pursuant to this Plan will be issued as fully paid and non-assessable.

3.3                         Where the Company is precluded by §1.9 from issuing Shares to a Recipient, the Company will pay the Award Payout for such Phantom Share Unit in cash as provided for in §3.1(a) .

3.4                         Following the receipt of the payment referenced in §3.1, the Phantom Share Units so settled shall be of no value whatsoever and shall be struck from the Recipient’s notional account.

On Election to Issue Shares

3.5                         If the Company elects to issue Shares to the Recipient pursuant to §3.1(b), then unless the Recipient notifies the Company in writing at least 10 business days before the relevant Vesting Date, the Company will register the Shares in the name and address as set out in the signed acknowledgement substantially in the form of Schedule “A” to this Plan or otherwise with the name and address last kept by the Company.

Consultants and Advisors

3.6                         The Board may engage such consultants and advisors as it considers appropriate, including compensation or human resources consultants or advisors, to provide advice and assistance in determining the amounts to be paid under this Plan and other amounts and values to be determined hereunder or in respect of this Plan including, without limitation, those related to a particular Fair Market Value.

Cancellation on Termination or Resignation

3.7                         Subject to §3.8 and §3.9, and other than in the case of Non-Employee Directors, as applicable, unless the Board determines otherwise, in its sole discretion, all unvested Phantom Share Units held by any Recipient and all rights in respect thereof will be automatically cancelled, without further act or formality and without compensation, immediately where:

(a)             the Recipient’s employment is terminated or the Recipient is removed from service by the Company or a Related Entity for Cause; or

(b)             the Recipient resigns from his or her employment with the Company.

Retirement

3.8                         Unless the Board determines otherwise, in its sole discretion, unvested Phantom Share Units held by persons who are no longer Eligible Persons as a result of Retirement, will not be cancelled but will remain outstanding and vest in accordance with the terms of this Plan as if such person was an Eligible Person, including as provided for under §3.9(a) .

Total Disability, Death and Termination without Cause or on Change of Control

3.9                         Notwithstanding anything else in this Plan and subject to the terms of a Recipient’s employment agreement, as applicable, all unvested Phantom Share Units held by any Recipient will automatically vest, without further act or formality, immediately in the event that the Recipient ceases to be an Eligible Person as a result of:

(a)             the death or Total Disability of that Recipient;

(b)             the termination of employment or removal from service of that Recipient by the Company or a Related Entity without Cause; or

(c)             a Recipient’s service or employment with the Company (or the continuing entity) being terminated without Cause, or the Recipient’s resignation from his or her employment for Good Reason, within 12 months of a Change of Control.

The date on which any of the foregoing events in §3.9 occurs is referred to herein as the “Early Vesting Date”.

Settlement on Total Disability, Death and Termination without Cause or on Change of Control

3.10                         If an Early Vesting Date occurs in respect of any Recipient, the Company will settle all Phantom Share Units issued under this Plan and credited to the account of such Recipient by paying to such Recipient no later than 10 days after the Early Vesting Date, an Award Payout in an amount equal to the Vesting Date Value as at the Early Vesting Date multiplied by the aggregate number of Phantom Share Units credited to the account of the applicable Recipient (net of any Applicable Withholding Tax). Payments in respect of Phantom Share Units credited to the accounts of Recipients who are deceased will be made to or for the benefit of the legal representative of such person in accordance with §3.1.

Tax Matters and Applicable Withholding Tax

3.11                         The Company does not assume any responsibility for or in respect of the tax consequences of the award of or receipt by Recipients of Phantom Share Units, or cash payments or Shares received by Recipients pursuant to this Plan. The Company or relevant Related Entity, as applicable, is authorized to deduct such taxes and other amounts as it determines (in its discretion) should be withheld (“Applicable Withholding Tax”), in such manner as it determines so as to ensure that it or relevant Related Entity will be able to comply with the applicable provisions of any federal, provincial, foreign, state or local law relating to the withholding or remittance of tax or other required deductions or remittances. The Company or relevant Related Entity, as applicable, may require Recipients, as a condition of receiving amounts to be paid to them under this Plan, to deliver undertakings to, or indemnities in favour of, the Company or Related Entity, as applicable, respecting the payment by such Recipients of applicable income or other taxes. Without restricting the generality of the foregoing, for the payment of Applicable Withholding Tax in respect of Shares received by Recipients pursuant to this Plan, the Company or relevant Related Entity may require Recipients to deliver cash or a certified cheque payable to the Company for the amount of Applicable Withholding Tax on such terms and conditions as the Company may determine (by notice to the Recipient in any format). Notwithstanding anything else contained in this Plan, the Company may from time to time, implement all such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of the Applicable Withholding Tax, including but not limited to the selling of Shares otherwise receivable by Recipients pursuant to this Plan on such terms and conditions as the Company may determine.

PART 4
MISCELLANEOUS

Compliance with Applicable Laws

4.1                         The issuance by the Company of any Phantom Share Units and its obligation to make any Award Payout hereunder is subject to compliance with all applicable laws. As a condition of participating in this Plan, each Recipient agrees to comply with all such applicable laws and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such applicable laws. The Company will have no obligation under this Plan, or otherwise, to grant any Phantom Share Unit or make any Award Payout under this Plan in violation of any applicable laws.

Non-Transferability

4.2                         Phantom Share Units and all other rights, benefits or interests in this Plan are non-transferable and may not be pledged or assigned or encumbered in any way and are not subject to attachment or garnishment, except that if a Recipient dies, the legal representatives of the Recipient will be entitled to receive the amount of any payment otherwise payable to the Recipient hereunder in accordance with the provisions hereof.

No Right to Service

4.3                         Neither participation in this Plan nor any action under this Plan will be construed to give any Eligible Person or Recipient a right to be retained in the service or to continue in the employment of the Company or any Related Entity, or affect in any way the right of the Company or any Related Entity to terminate his or her employment at any time.

Applicable Trading Policies

4.4 All actions taken and decisions made by the Board or the Recipient pursuant to this Plan shall be subject to all applicable securities laws, stock exchange rules and policies of the Company relating to insider trading or blackout periods.

Plan Amendment

4.5                         Subject to §4.6, the Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or a Phantom Share Unit, or revoke or alter any action taken pursuant to the Plan or a Phantom Share Unit, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Phantom Share Unit without the written consent of the applicable Recipient and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body. Without limiting the generality of the foregoing, the Board may, without shareholder approval:

(a)

amend the definition of “Eligible Person” or the eligibility requirements for participating in this Plan where such amendment would not have the potential of broadening or increasing Insider participation;

(b)	amend the manner in which Eligible Persons may elect to participate in this Plan;

(c)	amend the provisions of this Plan relating to the settlement of Phantom Share Units and the dates for settlement of the same;

(d)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

(e)	make any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);

(f)

make any amendment of a “housekeeping” nature including, without limiting the generality of the foregoing ,any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; and

(g)	make any amendment which is intended to facilitate the administration of this Plan.

4.6                         Notwithstanding §4.5, the Board may not, without the approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend this Plan to:

(a)             make any amendment that will increase the Vesting Date Value or increase the number of Shares that the Company will issue to a Recipient under §3.1(b);

(b)             extend the Expiry Date of any Phantom Share Unit issued under this Plan;

(c)             make any amendment to remove or to exceed the insider participation limits under §1.11;

(d)             make any amendments that will increase the number or value of Shares that the Company may issue to a Non-Employee Director pursuant to §1.14 or any other amendment that may permit Non-Employee Directors to participate in this Plan on an unlimited or discretionary basis;

(e)             increase the maximum number of Shares issuable for Phantom Share Units under this Plan; or

(f)             make any amendment to this §4.6.

Plan Termination

4.7                         The Board may terminate this Plan at any time, but no termination will, without the consent of the Recipient or unless required by law, adversely affect the rights of a Recipient with respect to Phantom Share Units to which the Recipient is then entitled under this Plan. In no event will a termination of this Plan accelerate the vesting of Phantom Share Units or the time at which a Recipient would otherwise be entitled to receive any payment in respect of Phantom Share Units hereunder.

Governing Law

4.8                         This Plan and all matters to which reference is made in this Plan will be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

Reorganization of the Company

4.9                         The existence of this Plan or Phantom Share Units will not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

No Shareholder Rights

4.10                         Phantom Share Units are not considered to be Shares or securities of the Company, and a Recipient who is issued Phantom Share Units will not, as such, be entitled to receive notice of or to attend any shareholders’ meeting of the Company, nor entitled to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, and will not be considered the owner of Shares by virtue of such issuance of Phantom Share Units.

No Other Benefit

4.11                         No amount will be paid to, or in respect of, a Recipient under this Plan to compensate for a downward fluctuation in the Fair Market Value or price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Recipient for such purpose.

Unfunded Plan

4.12                         For greater certainty, this Plan will be an unfunded plan, including for tax purposes and for purposes of the Employee Retirement Income Security Act (United States). Any Recipient to which Phantom Share Units are credited to his or her account or holding Phantom Share Units or related accruals under this Plan will have the status of a general unsecured creditor of the Company with respect to any relevant rights that may arise thereunder.

SCHEDULE “A”
PRIMERO MINING CORP.
PHANTOM SHARE UNIT PLAN

Primero Mining Corp. (the “Company”) hereby confirms the payment of a bonus for services rendered in the current year by way of a grant to the undersigned recipient of Phantom Share Units (“Units”) described in the table below pursuant to the Company’s 2013 Phantom Share Unit Plan (the “Plan”), a copy of which Plan has been provided to the undersigned recipient.

No. of Units	Vesting Date	Expiry Date

Unless otherwise notified in writing by the undersigned recipient by at least 10 business days before the relevant Vesting Date, any Company shares that the Company elects to issue to the undersigned recipient pursuant to §3.1(b) or §3.1(b)(ii) of the Plan will be registered in the name and at address as set out below for the recipient.

DATED ____________________, 20____.

PRIMERO MINING CORP.

Per:

Authorized Signatory

The undersigned hereby accepts such grant, acknowledges being a Recipient under the Plan, agrees to be bound by the provisions thereof and agrees that the Plan will be effective as an agreement between the Company and the undersigned with respect to the Units granted or otherwise issued to it.

DATED ____________________, 20____.

Witness’ Signature	Recipient’s Signature

Name of Witness	Name of Recipient

Address of Witness	Address of Recipient

Occupation of Witness

SCHEDULE “C”
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1.	INTRODUCTION

Primero Mining Corp. (“Primero” or the “Company”) Board of directors (the “Board”) has a primary responsibility to promote and act in the best interests of the Company and is accountable to the shareholders as a whole.

The directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company's business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2.	COMPOSITION AND BOARD ORGANIZATION

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Chairman of the Board and Lead Director, approved by the entire Board and elected annually by the shareholders.

A majority of directors comprising the Board must qualify as independent[6] directors.

Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

3.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management, and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the Notice of Articles and Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

i.

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii.	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii.	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and Lead Director, committees and directors in fulfilling their responsibilities;

iv.	assessing the adequacy and form of director compensation;

_____________________
6 The definition of an independent director is in the Board Guidelines.

v.	assuming responsibility for the Company’s governance practices;

vi.	establishing new director orientation and ongoing director education processes;

vii.	ensuring that the independent directors meet regularly without executive directors and management present;

viii.	setting the terms of reference for the Board; and

ix.	appointing the corporate secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i.	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii.	appoint the CEO and plan CEO succession;

iii.	set terms of reference for the CEO;

iv.	annually approve corporate goals and objectives that the CEO is responsible for;

v.	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi.	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii.	approve the CEO’s acceptance of significant public service commitments or outside directorships;

viii.	approve decisions relating to senior management, including:

a.	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b.	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c.	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

ix.	set the CEO’s compensation:

x.	approve certain matters relating to all employees, including:

xi.	the Company’s broad compensation strategy and philosophy;

xii.	new benefit programs or material changes to existing programs; and

xiii.	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

i.	adopt and periodically review a strategic planning process for the Company;

ii.

participate with management in the development of, and annually approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii.	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv.	direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

v.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi.	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i.	take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

ii.

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii.	declare dividends;

iv.

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

v.	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi.	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii.	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i.	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii.	approve any plans to hedge sales; and

iii.	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i.	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii.	approve and act as the guardian of the Company’s corporate values, including:

a.

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b.	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c.	disclose any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii.	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv.	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

 The Board has the responsibility to:

i.	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii.	approve and periodically review the Company’s communications policy;

iii.	ensure the Board has measures in place to receive feedback from shareholders;

iv.	approve interaction with shareholders on all items requiring shareholder response or approval;

v.	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi.	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii.

ensure the CEO and the Chief Financial Officer (“CFO”) certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii.	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix.	report annually to the shareholders on the Board’s stewardship for the preceding year.

4.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i.	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

ii.	recommending changes in the Notice of Articles and Articles, matters requiring shareholder approval, and setting agendas for shareholder meetings; and

iii.	supervising the management of the business and affairs of the Company.

B.      The Business Corporations Act (British Columbia) identifies the following as legal requirements for each member of the Board (in addition to any statute or rule of law or equity relating to duties or liabilities of directors):

i.

to act honestly and in good faith with a view to the best interests of the Company, known as the director’s fiduciary duty, which dictates a strict standard of conduct imparting loyalty and good faith, including the following obligations:

a.      to disclose in writing to the Company any conflicts of interest (that is, any direct or indirect interest of the director in a contract or transaction that is material to the Company) in sufficient detail to allow the other directors to understand the nature and extent of that interest; and if the director fails to do so, to account to the Company for any resulting profits from such conflict of interest;

b.      not to profit from the director’s fiduciary position, or place himself or herself in a position that may put personal interests ahead of the Company’s interests, including by not appropriating or diverting corporate opportunities or benefits;

c.      to maintain confidential information of the Company and not use such information for personal benefit; and

d.      to disclose to the Board information vital to the business of the Company in the director’s possession;

ii.

to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, known as the directors’ duty of care, which includes devoting reasonable time and attention to the affairs of the Company; and

iii.	to act in accordance with the Business Corporations Act (British Columbia) and any regulations thereto, and the Notice of Articles and Articles of the Company.

SCHEDULE “D”
AUDIT COMMITTEE CHARTER

1.	PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Primero Mining Corp. (the “Company”) to assist in fulfilling its oversight responsibility with respect to the integrity of the Company’s financial reporting process, the performance and independence of the external auditor, the design and implementation and performance of internal controls over financial reporting, disclosure controls and legal and regulatory requirements. The Committee is also responsible for other matters as set out in this Charter and/or as may be directed by the Board from time to time. The Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

Each member of the Committee must be an independent director of the Company in accordance with the Company’s Board Guidelines.

The Committee will consist of at least three members, all of whom shall be financially literate and one of whom should be qualified as an “audit committee financial expert”, as such term is defined in Item 407 of Regulations S K under the United States Securities and Exchange Act of 1934, as amended, or in any rule adopted by the United States Securities and Exchange Commission that supersedes such definition. A Committee member who is not financially literate may be appointed to the Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment.

The members of the Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Committee) by the Board. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.

If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall consider and make a determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s Committee and may, if appropriate replace such member with another appropriate director.

3.	AUTHORITY

In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to:

i.

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities and any such consultants or professional advisors retained by the Committee will report directly to the Committee;

ii.	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

iii.	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, such expenses to be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee include:

A.	Financial Reporting

i.

reviewing, monitoring, discussing and assessing the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and discussing policies with respect to risk assessment and risk management, which discussions will include (a) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and (b) guidelines and policies to govern the process by which risk assessment and management is undertaken;

ii.

reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”) and news releases for such financial statements and, make recommendations to the Board for approval of same before the dissemination of these documents to shareholders, applicable regulatory authorities, analysts and the public. The review shall address the appropriateness of the Company’s accounting policies, key estimates and judgements (including changes or variations thereto), clarity, accuracy and completeness of disclosure and obtaining reasonable assurance that the financial statements are presented fairly in accordance with Generally Accepted Accounting Principles and the MD&A is in compliance with appropriate regulatory requirements in all material respects;

iii.	reviewing treasury operations, including liquidity, taxation matters, financial derivatives and hedging activities; and

iv.	reviewing all material off-balance sheet transactions, contingent liabilities and transactions with related parties.

B.	External Auditors

i.

recommending to the Board for approval by the shareholders the external auditor to be nominated by the Board or approving any discharge of the auditor where circumstances warrant, taking into consideration the Committee’s assessment of the incumbent external auditor’s performance pursuant to subsection (iv) below among other things;

ii.	approving the remuneration of the external auditor, to be paid by the Company, in connection with:

a.      performing the annual audit on the Company’s financial statements and internal controls over financial reporting; and

b.      performing other audit, review or attestation services as approved by the Committee.

iii.

reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Committee);

iv.

overseeing the work of the external auditor, including the resolution of any disagreements between management and the external auditor regarding financial reporting and/or internal controls over financial reporting. The Committee will also perform an annual assessment of the external auditor subsequent to the conclusion of each annual audit of the Company’s financial statements, as well as a comprehensive assessment of performance every 5 years, or sooner as may be appropriate or required for any reason;

v.

ensuring that the external auditor is independent by receiving a report annually from the external auditor with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

vi.

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and the U.S Public Company Accounting Oversight Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures;

vii.

ensuring that the external auditor meets the rotation requirements for partners assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each partner with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

viii.

reviewing and discussing with management and the external auditor the external auditor’s written communications to the Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

ix.	reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor; and

x.

pre-approving all non-audit services, including related fee estimates, to be provided to the Company or any subsidiaries by the Company’s external auditor, while ensuring the external auditor remains independent. (The Chair of the Committee has the authority to pre-approve in between regularly scheduled Committee meetings any non-audit service of less than $25,000, however such approval will be presented to the Committee at the next scheduled meeting for formal approval).

C.	Internal Controls and Compliance

i.	Reviewing the plans, activities and staffing of the internal audit function;

ii.	receiving and reviewing the interim and annual Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certifications filed with the applicable securities regulatory authorities;

iii.

overseeing the adequacy of the Company’s system of internal controls, including information technology security and controls, and obtaining from management and the external auditor’s significant findings and recommendations of such internal controls and processes, together with management’s responses and the related attestation by the external auditor;

iv.

satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditor, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

v.	reviewing the process for communicating the Company’s code of conduct and ensuring compliance with same;

vi.	establishing procedures for:

a.

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

	b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

vii.

review with the Company’s General Counsel any legal matters, the Company’s compliance with applicable laws and regulations, and inquiries received from applicable regulatory authorities or governmental agencies that could have a significant impact on the Company’s financial statements;

viii.	overseeing compliance with regulatory requirements for disclosure of external auditor services and Committee activities; and

ix.	reviewing the findings of any examinations by regulatory authorities, and any external auditors observations made regarding

D.	Other Responsibilities

i.	establishing procedures for:

a.	reviewing the expenses of the Chair of the Board, and the CEO on a semi-annual basis;

b.	reviewing the adequacy of the Company’s insurance coverage (excluding Directors’ and Officers’ insurance coverage, which is reviewed by Governance and Nominating Committee);

c.

reviewing activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

d.	reviewing fraud prevention policies and programs, and monitoring their implementation; and

e.	preparing the report that is, under applicable legislation and regulation, required to be included in the Company’s annual management information circular;

ii.

a regular part of Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Committee will regularly canvass the Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Committee on a timely basis.

iii.

on an annual basis the Committee shall review and assess the adequacy of this Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by the applicable regulatory authorities with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Charter to the Board for its approval.

5.	MEETINGS

The quorum for a meeting of the Committee is a majority of the members of the Committee.

The Board of Directors will appoint the Chair of the Committee. The Chair of the Committee shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, facilitating the timely, accurate and proper flow of information to and from the Committee members, and making regular reports to the Board. The Chair of the Committee will also maintain regular liaison with the CEO, CFO, and the lead engagement partner of the external auditor.

The Committee’s schedule of meetings and agendas will be set annually by the Committee. Dates and locations will be provided to the Board, the Committee members, the external auditors and management in advance.

The Committee will meet in camera separately with the CEO and separately with the CFO of the Company at least annually to review the financial affairs of the Company.

The Committee will meet with the external auditor of the Company in camera at least at each meeting at which the external auditor is in attendance, to review the external auditor’s examination and report.

The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.

Each of the chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

The Committee will report, at least quarterly, to the Board regarding the Committee’s examinations and recommendations, and annually to the Board regarding the Committee’s compliance with this Charter.

The Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.